OLD MUTUAL®
Funds II

Old Mutual Funds II

ANNUAL REPORT

March 31, 2011

Equity Funds
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Focused Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds, except the Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund, offers Class A, Class Z and Institutional Class shares. The Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund also offer Class C shares. The Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund offer Institutional Class shares only. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Old Mutual Dwight Intermediate Fixed Income Fund, 3.00% for Old Mutual Dwight Short Term Fixed Income Fund and none for Old Mutual Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% (0.75% for Old Mutual Dwight Short Term Fixed Income Fund) and will be subject to a contingent deferred sales charge of 1.00% if redeemed within 12 months of purchase. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of March 31, 2011, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of March 31, 2011 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are risks associated with small- and mid-capitalization investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the real estate sector has been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. government and other higher-quality bonds. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities sold short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

About This Report — concluded

Comparative Indexes

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions and with the exception of the Lipper Money Market Funds Average, each index does not reflect the cost of managing a mutual fund. The Lipper Money Market Funds Average is an average of managed mutual funds, thus performance of this index includes the underlying funds' management costs. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Barclays Capital U.S. Aggregate Bond Index

The unmanaged Barclays Capital U.S. Aggregate Bond Index is a widely recognized measure of the aggregate bond market. The index is market-value weighted inclusive of accrued interest.

Barclays Capital U.S. Corporate High-Yield Bond Index

The unmanaged Barclays Capital U.S. Corporate High-Yield Bond Index is a portfolio of corporate bonds constructed with a rules-based methodology to mirror the U.S. high-yield debt market. Performance data for the index includes reinvested income.

Barclays Capital U.S. Intermediate Aggregate Bond Index

The unmanaged Barclays Capital U.S. Intermediate Aggregate Bond Index is an index of fixed-income securities with medium-term durations. The index is market-value weighted inclusive of accrued interest.

BofA Merrill Lynch 1-3 Year U.S. Treasury Index

The unmanaged BofA Merrill Lynch 1-3 Year U.S. Treasury Index is a capitalization-weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum of $1 billion outstanding.

Lipper Money Market Funds Average

The Lipper Money Market Funds Average is an average of managed mutual funds that invest in high-quality financial instruments rated in the top two grades, with dollar-weighted average maturities of less than 90 days. The Lipper Money Market Funds Average represents the average performance of 281 mutual funds (as of March 31, 2011) classified by Lipper, Inc. in the Money Market category.

Russell 1000® Growth Index

The unmanaged Russell 1000 Growth Index measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Value Index

The unmanaged Russell 1000 Value Index measures the performance of those Russell 1000 Index companies with lower price-to-book ratios and lower expected growth values.

Russell 2000® Growth Index

The unmanaged Russell 2000 Growth Index measures the performance of those Russell 2000 Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000 Value Index measures the performance of those Russell 2000 Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell Midcap® Value Index

The unmanaged Russell Midcap Value Index measures the performance of those Russell Midcap Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000 Value Index.

Standard & Poor's 500

The unmanaged Standard & Poor's 500 ("S&P 500") is a market-value-weighted index that measures the performance of large-capitalization common stocks across all major industries.

Wilshire U.S. Real Estate Securities Index

The unmanaged Wilshire U.S. Real Estate Securities Index is a market-weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Index returns and statistical data included in this report are provided by Bloomberg, Lipper and Factset.

Message To Shareholders

Dear Shareholder:

During the timeframe covered in this report, the world has seen significant events of huge proportion. At the beginning of the period, April 2010, the oil spill in the Gulf of Mexico that continued to flow for three long months had a dramatic negative impact on stocks here in the U.S. More recently, we have witnessed the devastating effects of the tragic natural disasters in Japan, as well as the escalating violence in the Middle East and North Africa. Interestingly though, these most recent events have translated to barely a blip in U.S. market performance.

Here at home, the second quarter of 2010 in particular was characterized by worry over our economic future, as the market sold off companies that in other periods would have been relative winners. The summer months that followed experienced pronounced volatility with correlations spiking to all-time highs as fears of a double-dip recession cast an omnipresent shadow over all the markets. It wasn't until August, when the U.S. Federal Reserve Board announced a second round of quantitative easing, that investors once again embraced riskier assets such as high-yield bonds and equities. Since that time, equity prices have continued to move up broadly and strongly despite the major headwinds of the recent events in Japan, the Middle East and North Africa.

As we reflect on the first few months of 2011, it seems that nothing can dampen the spirit and risk appetite of investors — despite the continued evidence of an anemic market recovery, continued weakness in the housing market, and the concern over the quantitative easing set to expire in June. Furthermore, the near-record level of large-company corporate profits suggests to some that an improvement in employment and healthy corporate investments are on the horizon.

As we head into the remainder of the year, Old Mutual Capital and the sub-advisers to your Funds will closely monitor and evaluate the economic environment as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds II portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds II

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 (the "Index"). The Fund's Class Z shares posted a 13.66% return versus a 15.65% return for the Index. Performance for all share classes can be found on page 7.

Q. What investment environment did the Fund face during the past period?

A. All in all, the U.S. markets posted strong returns for the annual period as a whole; however, this was not without a few dips along the way. Equities were down significantly during the beginning of the fiscal period as investors got rattled due to a wide range of macroeconomic worries. The sell-off began in late April 2010 when fears of Greece and other European countries defaulting on their sovereign debt sent investors scurrying for less-risky assets. In June, equity prices fell further as stagnant job growth, falling consumer spending, and anemic residential housing sales fueled fears that the U.S. economic recovery might stall. However, these losses were virtually erased in September, the end of the first half of the fiscal period.

The second half of the fiscal period kicked off with a strong market rally. President Obama ended 2010 with a two-year extension of the Bush-era tax rates, handing the economy an $858 billion year-end tax-package surprise. U.S. Federal Reserve Board Chairman Ben Bernanke announced a second round of quantitative easing, thus helping to keep the markets, and investor confidence, in positive territory during the last quarter of the fiscal period. The final few months of the annual period were marked by tension between rising corporate profits and improving economic fundamentals in the U.S., turmoil in the Middle East, and significant natural disasters in Japan. Corporate profits continued to climb, although at a slower pace than seen previously. And, while there was a significant amount of turmoil in Egypt, Libya and other Middle Eastern countries, the impact of these events on U.S. markets tended to be short-lived. Furthermore, the earthquake and tsunami in Japan, and subsequent nuclear reactor issues, also had a short-lived impact on U.S. markets.

Q. Which market factors influenced the Fund's relative performance?

A. The investment process of Analytic Investors, LLC ("Analytic") is based on the premise that investor behavior changes, but changes slowly, and is fairly persistent from month to month. An emphasis on companies with attractive predicted cash-flow-to-price ratios, relative earnings yield, and price momentum contributed positively to performance, as these factors were rewarded by investors over the course of the fiscal year. However, positive tilts toward companies with above-average profit margins, return on assets and historical earnings-to-price ratios detracted from overall performance, as these characteristics were penalized by investors over the period. A de-emphasis on companies with attractive analyst dispersion, growth in market and Consumer Price Index beta contributed positively to performance as investors penalized these measures during the period. On the other hand, negative tilts on companies with above-average projected-earnings growth, growth in equity and duration beta detracted from performance, as these characteristics were rewarded during the period.

Q. How did portfolio composition affect Fund performance?

A. Stock selection within the energy, health care, and telecommunications sectors contributed positively to the Fund's performance, while stock selection in the consumer staples, consumer discretionary, and utilities sectors detracted from the Fund's performance.

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Analytic U.S. Long/Short Fund underperformed its benchmark, the S&P 500. The Fund's Class Z shares posted a 13.66% return versus a 15.65% return for the Index.*

- *Stock selection within the energy, health care, and telecommunications sectors contributed positively to the Fund's performance, while stock selection in the consumer staples, consumer discretionary, and utilities sectors detracted from the Fund's performance.*

- *Long positions in energy company ConocoPhillips, petrochemical company Chevron, and technology provider Cognizant Technology Solutions contributed positively to the Fund's performance.*

- *Among those stocks that detracted from performance were supermarket operator SUPERVALU, biotechnology medicine company Amgen, and online recruiting company Monster Worldwide (no longer a Fund holding).*

Analytic U.S. Long/Short Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

*Top Ten Holdings
as of March 31, 2011*[†]

Chevron	4.0%
ConocoPhillips	4.0%
Citigroup	3.8%
Amgen	3.6%
Lockheed Martin	3.4%
Prudential Financial	3.4%
Cardinal Health	3.1%
Marathon Oil	3.0%
Coca-Cola Enterprises	2.9%
Viacom, Cl B	2.7%
As a % of Total Fund Investments*	33.9%

* Top ten holdings are all long positions.
[†] Excludes short-term affiliated mutual fund.

Long positions in energy company ConocoPhillips, petrochemical company Chevron, and technology provider Cognizant Technology Solutions contributed positively to the Fund's performance. During the period, shares of ConocoPhillips, a Houston-based integrated energy corporation, went up on the announcement that it had completed the sale of its 9% interest in Syncrude Canada to Sinopec Shanghai Petrochemical, a major petroleum company in China. Chevron was also among the top contributors over the twelve month period. The company's shares rose toward the end of the period on news that Chevron, together with Statoil ASA and Exxon Mobil, received permits to begin drilling a deep-water well in the Gulf of Mexico. Cognizant Technology Solutions announced toward the end of the period that it was selected by Volvo to provide finance and accounting services to the automaker, as well as to help improve Volvo's service delivery and cost effectiveness.

Among those stocks that detracted from performance were supermarket operator SUPERVALU, biotechnology medicine company Amgen, and online recruiting company Monster Worldwide (no longer a Fund holding). During the period, one of the largest detractors to performance was a long position in SUPERVALU. Shares of the company fell toward the middle of the fiscal period on news the company, which owns large supermarket chains including Albertsons and Shaws, reported declining same-store sales for the eleventh straight quarter. A long position in Amgen hurt performance during the period as shares fell on the announcement that a medical trial the company was conducting did not meet its primary objective of showing an improvement in survival of patients with lung cancer. Among the worst performing stocks was a short position in Monster Worldwide. During the period, shares of Monster Worldwide grew on the announcement that jobless claims declined in November. Also, with more signs indicating that the economy was recovering, Monster Worldwide saw large increases in renewals and new customers.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic intends to emphasize stocks with attractive cash-flow-to-price and predicted earnings-to-price ratios. Analytic also intends to focus on select companies with above-average price momentum, while de-emphasizing companies with higher-than-average analyst dispersion. Analytic further anticipates continuing to move away from companies with above-average insider selling.

Analytic's process is based on the fundamental belief that there is persistency in the types of characteristics investors prefer. If this holds going forward, the Fund should benefit from being properly positioned toward stocks with characteristics favored by investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	13.66%	1.25%	2.33%	7.98%
Class A with load	07/31/03	6.79%	(0.21)%	n/a	4.03%
Class A without load	07/31/03	13.29%	0.97%	n/a	4.84%
Institutional Class	12/20/06[1]	14.07%	n/a	n/a	(1.73)%
S&P 500	07/01/93	15.65%	2.62%	3.29%	8.35%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, LLC and had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.23% and 1.28%; 1.97% and 1.53%; and 1.18% and 1.09%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings* as of March 31, 2011 — % of Total Fund Investments



* sector weightings include only long positions.

Old Mutual Analytic U.S. Long/Short Fund — continued

Schedule of Investments

As of March 31, 2011

Description	Shares	Value (000)
Common Stock — 104.4%		
Aerospace/Defense — 4.0%		
Lockheed Martin (B)	23,771	$ 1,911
Total Aerospace/Defense		1,911
Airlines — 1.6%		
United Continental Holdings*	34,419	791
Total Airlines		791
Applications Software — 2.0%		
Microsoft	37,624	954
Total Applications Software		954
Auto/Truck Parts & Equipment-Original — 1.3%		
TRW Automotive Holdings*	11,351	625
Total Auto/Truck Parts & Equipment-Original		625
Auto-Cars/Light Trucks — 0.6%		
Ford Motor*	18,108	270
Total Auto-Cars/Light Trucks		270
Beverages-Non-Alcoholic — 3.6%		
Coca-Cola	1,086	72
Coca-Cola Enterprises* (B)	60,798	1,659
Total Beverages-Non-Alcoholic		1,731
Building & Construction Products-Miscellaneous — 2.3%		
Owens Corning* (B)	31,300	1,127
Total Building & Construction Products-Miscellaneous		1,127
Cable/Satellite TV — 2.9%		
DIRECTV, Cl A*	29,948	1,402
Total Cable/Satellite TV		1,402
Cellular Telecommunications — 2.6%		
MetroPCS Communications* (B)	76,326	1,240
Total Cellular Telecommunications		1,240
Chemicals-Diversified — 1.0%		
Dow Chemical	12,253	463
Total Chemicals-Diversified		463
Chemicals-Specialty — 0.4%		
Cabot	4,571	212
Total Chemicals-Specialty		212
Commercial Banks-Central US — 0.1%		
BOK Financial	1,333	69
Total Commercial Banks-Central US		69

Description	Shares	Value (000)
Commercial Banks-Eastern US — 0.1%		
CIT Group* (B)	1,655	$ 70
Total Commercial Banks-Eastern US		70
Commercial Services-Finance — 0.2%		
Western Union	5,175	107
Total Commercial Services-Finance		107
Computer Services — 5.9%		
Cognizant Technology Solutions, Cl A* (B)	17,656	1,437
International Business Machines (B)	8,609	1,404
Total Computer Services		2,841
Computers — 5.7%		
Apple* (B)	3,927	1,369
Dell*	94,096	1,365
Total Computers		2,734
Containers-Metal/Glass — 0.6%		
Crown Holdings*	7,183	277
Total Containers-Metal/Glass		277
Cosmetics & Toiletries — 0.4%		
Procter & Gamble	3,417	211
Total Cosmetics & Toiletries		211
Cruise Lines — 0.3%		
Royal Caribbean Cruises*	3,064	126
Total Cruise Lines		126
Diversified Banking Institutions — 5.4%		
Citigroup* (B)	493,167	2,180
JPMorgan Chase	9,380	432
Total Diversified Banking Institutions		2,612
Diversified Manufacturing Operations — 0.7%		
General Electric	16,673	334
Total Diversified Manufacturing Operations		334
Electric-Integrated — 2.3%		
Nextera Energy	18,359	1,012
Progress Energy	639	30
Westar Energy	2,780	73
Total Electric-Integrated		1,115
Electronic Components-Miscellaneous — 4.8%		
Jabil Circuit	61,689	1,260
Vishay Intertechnology*	58,135	1,032
Total Electronic Components-Miscellaneous		2,292

Description	Shares	Value (000)
Electronic Components-Semiconductors — 0.4%		
Advanced Micro Devices*	14,274	$ 123
Intel	3,305	66
Total Electronic Components-Semiconductors		189
Engines-Internal Combustion — 2.1%		
Cummins	9,314	1,021
Total Engines-Internal Combustion		1,021
Fiduciary Banks — 0.7%		
State Street	7,580	341
Total Fiduciary Banks		341
Finance-Other Services — 0.0%		
NYSE Euronext	319	11
Total Finance-Other Services		11
Financial Guarantee Insurance — 0.1%		
Assured Guaranty	2,581	38
Total Financial Guarantee Insurance		38
Food-Meat Products — 2.1%		
Tyson Foods, Cl A (B)	52,936	1,016
Total Food-Meat Products		1,016
Food-Miscellaneous/Diversified — 0.6%		
Corn Products International	5,522	286
Total Food-Miscellaneous/Diversified		286
Food-Retail — 0.0%		
Whole Foods Market	299	20
Total Food-Retail		20
Garden Products — 0.2%		
Toro	1,804	119
Total Garden Products		119
Gold Mining — 1.2%		
Newmont Mining	10,664	582
Total Gold Mining		582
Home Decoration Products — 0.6%		
Newell Rubbermaid	14,036	269
Total Home Decoration Products		269
Life/Health Insurance — 4.6%		
Protective Life	12,161	323
Prudential Financial (B)	30,887	1,902
Total Life/Health Insurance		2,225

Description	Shares	Value (000)
Medical Products — 0.2%		
Stryker	367	$ 22
Zimmer Holdings*	949	58
Total Medical Products		80
Medical-Biomedical/Genetic — 6.6%		
Amgen* (B)	37,789	2,020
Biogen Idec* (B)	15,266	1,120
Genzyme*	730	56
Total Medical-Biomedical/Genetic		3,196
Medical-Drugs — 2.7%		
Pfizer	63,120	1,282
Total Medical-Drugs		1,282
Medical-HMO — 0.6%		
UnitedHealth Group (B)	6,751	305
Total Medical-HMO		305
Medical-Wholesale Drug Distributors — 3.7%		
Cardinal Health (B)	43,137	1,774
Total Medical-Wholesale Drug Distributors		1,774
Metal Processors & Fabricators — 0.9%		
Timken	8,033	420
Total Metal Processors & Fabricators		420
Multimedia — 3.2%		
Viacom, Cl B	33,448	1,556
Total Multimedia		1,556
Oil Companies-Exploration & Production — 0.9%		
Apache	3,389	444
Total Oil Companies-Exploration & Production		444
Oil Companies-Integrated — 12.8%		
Chevron (B)	20,950	2,250
ConocoPhillips (B)	28,070	2,242
Marathon Oil (B)	31,475	1,678
Total Oil Companies-Integrated		6,170
Oil Refining & Marketing — 0.2%		
Tesoro*	3,359	90
Total Oil Refining & Marketing		90
Oil-Field Services — 0.4%		
Halliburton	3,611	180
Total Oil-Field Services		180

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Shares	Value (000)
Property/Casualty Insurance — 0.9%		
Travelers	7,570	$ 450
Total Property/Casualty Insurance		450
Real Estate Operation/Development — 0.4%		
Forest City Enterprises, Cl A*	11,189	211
Total Real Estate Operation/Development		211
REITs-Diversified — 0.0%		
Weyerhaeuser	601	15
Total REITs-Diversified		15
REITs-Mortgage — 1.6%		
Chimera Investment (B)	199,578	790
Total REITs-Mortgage		790
REITs-Warehouse/Industrial — 0.0%		
ProLogis	669	11
Total REITs-Warehouse/Industrial		11
Retail-Consumer Electronics — 1.8%		
Best Buy	30,298	870
Total Retail-Consumer Electronics		870
Retail-Regional Department Store — 0.4%		
Macy's	8,242	200
Total Retail-Regional Department Store		200
Semiconductor Equipment — 0.2%		
Applied Materials	6,853	107
Total Semiconductor Equipment		107
Super-Regional Banks-US — 0.3%		
Capital One Financial	2,383	124
Total Super-Regional Banks-US		124
Telephone-Integrated — 2.5%		
AT&T (B)	38,773	1,186
Total Telephone-Integrated		1,186
Tobacco — 2.3%		
Lorillard	11,557	1,098
Total Tobacco		1,098
Web Portals/ISP — 0.4%		
Google, Cl A*	309	181
Total Web Portals/ISP		181
Total Common Stocks (Cost $44,119)		50,371

Description	Shares/Face Amount (000)	Value (000)
U.S. Treasury Obligations — 1.6%		
United States Treasury Bill 0.100%, 07/07/2011 (C)	$ 750	$ 750
Total U.S. Treasury Obligations (Cost $750)		750
Affiliated Mutual Fund — 11.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	5,611,905	5,612
Total Affiliated Mutual Fund (Cost $5,612)		5,612
Total Investments — 117.6% (Cost $50,481)		56,733
Securities Sold Short — (18.2)%		
Auto-Cars/Light Trucks — (1.9)%		
Tesla Motors*	(32,376)	(897)
Total Auto-Cars/Light Trucks		(897)
Beverages-Wine/Spirits — (0.3)%		
Central European Distribution*	(12,574)	(143)
Total Beverages-Wine/Spirits		(143)
Building-Residential/Commercial — (0.6)%		
MDC Holdings	(11,171)	(283)
Toll Brothers*	(1,175)	(23)
Total Building-Residential/Commercial		(306)
Cellular Telecommunications — (1.4)%		
Leap Wireless International*	(43,101)	(668)
Total Cellular Telecommunications		(668)
Commercial Banks-Southern US — (0.0)%		
Regions Financial	(3,432)	(25)
Total Commercial Banks-Southern US		(25)
Consulting Services — (1.0)%		
Corelogic	(25,917)	(479)
Total Consulting Services		(479)
Food-Retail — (1.7)%		
SUPERVALU	(93,623)	(836)
Total Food-Retail		(836)
Independent Power Producer — (0.0)%		
NRG Energy*	(711)	(15)
Total Independent Power Producer		(15)
Medical-Biomedical/Genetic — (3.0)%		
Dendreon*	(2,793)	(105)
Human Genome Sciences*	(30,355)	(833)
Vertex Pharmaceuticals*	(10,390)	(498)
Total Medical-Biomedical/Genetic		(1,436)

Description	Shares	Value (000)
Motion Pictures & Services — (1.3)%		
DreamWorks Animation SKG, Cl A*	(21,895)	$ (612)
Total Motion Pictures & Services		(612)
Oil Companies-Exploration & Production — (2.0)%		
Cobalt International Energy, Inc.*	(27,643)	(465)
Range Resources	(236)	(14)
Southwestern Energy*	(11,760)	(505)
Total Oil Companies-Exploration & Production		(984)
Pharmacy Services — (0.0)%		
Omnicare	(749)	(22)
Total Pharmacy Services		(22)
Pipelines — (0.6)%		
Oneok	(4,022)	(269)
Total Pipelines		(269)
REITs-Regional Malls — (0.5)%		
General Growth Properties	(15,884)	(246)
Total REITs-Regional Malls		(246)
Telecommunications Equipment-Fiber Optics — (1.6)%		
Ciena*	(28,833)	(749)
Total Telecommunications Equipment-Fiber Optics		(749)
Therapeutics — (0.8)%		
BioMarin Pharmaceutical*	(15,923)	(400)
Total Therapeutics		(400)
Web Hosting/Design — (1.5)%		
Equinix*	(7,732)	(704)
Total Web Hosting/Design		(704)
Total Securities Sold Short (Proceeds Received $(7,699))		(8,791)
Other Assets and Liabilities, Net — 0.6%		309
Total Net Assets — 100.0%		$ 48,251

The Fund had the following futures contracts open as of March 31, 2011:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
S&P 500 EMINI Index- Long	101	$6,671	6/17/2011	$64

For description of abbreviations and footnotes, please refer to page 90.

Other Information:

The Old Mutual Analytic U.S. Long/Short Fund invested in futures contracts during the year ended March 31, 2011. The primary type of risk associated with these derivative instruments is equity risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about the risks and objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of March 31, 2011 by risk category (000):

	Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instruments, carried at fair value	Statement of Asset and Liabilities Location	Fair Value (000)	Statement of Asset and Liabilities Location	Fair Value (000)
Equity contracts	Variation Margin Receivable on Futures Contracts	$64[†]	Variation Margin Payable on Futures Contracts	$—
Total		$64		$—

[†] Includes amounts received and/or paid over the life of the futures contracts (representing the cumulative appreciation/depreciation) as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the year ended March 31, 2011 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts
Equity Contracts	$243
Total	$243

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts
Equity Contracts	$60
Total	$60

For the year ended March 31, 2011 the value of derivative instruments at period end and the effect of derivatives on the Statement of Operations are indicative of the Fund's volumes throughout the period.

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$50,371	$ —	$—	$50,371
U.S. Treasury Obligations	—	750	—	750
Affiliated Mutual Fund	5,612	—	—	5,612
Securities Sold Short				
Securities Sold Short	(8,791)	—	—	(8,791)
Other Financial Instruments				
Futures Contracts*	64	—	—	64
Total Investments	$47,256	$750	$—	$48,006

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Barrow Hanley Value Fund (the "Fund") underperformed its benchmark, the Russell 1000 Value Index (the "Index"). The Fund's Class Z shares posted a 9.86% return versus a 15.15% return for the Index. Performance for all share classes can be found on page 15.

Q. What investment environment did the Fund face during the past period?

A. The investment environment for the past fiscal year can best be described as a moderated continuation of the recovery from a financial meltdown. Both credit markets and economic activity improved from a very depressed level, and, while employment growth resumed, it remained anemic. In addition, previous excesses in home building and other construction have curtailed job growth in that important sector.

The 2010 trend of increased fixed-income security flows was sparked in part by the Pension Protection Act, which required corporations to reflect on their balance sheets' underfunded amounts and make up that dollar amount over seven years. This started a move toward liability-driven investing in fixed-income assets, contributing to the more than $375 billion cash flows into bond funds in 2010 — much of it funded by selling more volatile equities, such as large-capitalization companies. In the past year, stock returns were inversely related to market capitalization, leaving big companies generally with lower price-to-earnings ratios and higher yields.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund is a large-capitalization value fund, which was the asset class most negatively affected by adverse cash flows during this past fiscal year. In particular, the Fund's exposure to the technology sector was costly to performance despite the fact that many of the Fund's holdings in this sector have reported strong earnings and exceptional valuations. However, during this past year, the leading performers have been the more expensive, faster growing companies — stocks that do not fit the Fund's value criteria.

On the positive side, after a most difficult period the Fund's financial holdings were no longer penalizing performance, although they will have to pass through neutral territory to get to positive returns.

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were integrated energy company ConocoPhillips, tobacco company Philip Morris International, and chemical manufacturing company E.I. du Pont de Nemours. ConocoPhillips not only benefited from an improved pricing environment in oil, but also a restructuring of its overall business, paying down debt and increasing its dividend. Philip Morris International generated a 17% increase in earnings and a 19% increase in an already generous dividend. E.I. du Pont de Nemours experienced a dramatic increase in earnings to record levels, in part because of success in its agricultural seed business with predicted potential for the remainder of the year.

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Barrow Hanley Value Fund underperformed its benchmark, the Russell 1000 Value Index. The Fund's Class Z shares posted a 9.86% return versus a 15.15% return for the Index.*

- *The Fund's exposure to the technology sector was costly to performance despite the fact that many of the Fund's holdings in this sector have reported strong earnings and exceptional valuations.*

- *Among the individual stocks that contributed to Fund performance were integrated energy company ConocoPhillips, tobacco company Philip Morris International, and chemical manufacturing company E.I. du Pont de Nemours.*

- *International oil and gas company BP (no longer a Fund holding), computer hardware and software company Hewlett-Packard, and computer software designer Microsoft detracted from the Fund's performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Top Ten Holdings as of March 31, 2011	
ConocoPhillips	4.2%
Occidental Petroleum	3.9%
Philip Morris International	3.8%
Pfizer	3.4%
PNC Financial Services Group	3.3%
International Business Machines	3.3%
Spectra Energy	3.2%
Cooper Industries	3.1%
Imperial Tobacco Group ADR	3.1%
Baxter International	3.0%
As a % of Total Fund Investments	34.3%

On the other side of the equation, international oil and gas company BP (no longer a Fund holding), computer hardware and software company Hewlett-Packard, and computer software designer Microsoft detracted from the Fund's performance. BP was a poor performer because of its Macondo well blowout in the Gulf of Mexico in April 2010. Hewlett-Packard was a drag on Fund performance because of the surprise departure of the company's popular CEO. And, although the company's earnings performance was outstanding, the replacement CEO was a letdown to many. Microsoft had a good year in 2010 with earnings up 20%, but the stock underperformed because of low investor confidence and what many viewed as a lack of sizzle with regard to the company.

Q. What is the investment outlook for the large-capitalization value equity market?

A. In the opinion of Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"), large-capitalization value-equity stocks are significantly more attractive than the rest of the market. With profits improving at a high level, dividend growth, and low interest rates, Barrow Hanley hopes to experience a performance catch-up. However, Barrow Hanley believes the price of oil at some level could choke off the recovery and a Eurozone-country default could also pressure some of the Fund's larger global bank holdings, although the Fund's exposure to such holdings is limited.

Currently, large-capitalization value stocks are selling at a significant discount to the market and Barrow Hanley believes they will respond as the economic recovery proceeds. As such, Barrow Hanley anticipates that 2011 should experience earnings above the previous peak.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/10/98	9.86%	1.53%	3.84%	7.34%
Class A with load	07/31/03	3.23%	0.10%	n/a	2.96%
Class A without load	07/31/03	9.59%	1.29%	n/a	3.76%
Institutional Class	12/20/06[1]	9.99%	n/a	n/a	(0.83)%
Russell 1000 Value Index	09/10/98	15.15%	1.38%	4.53%	5.90%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expenses (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.04% and 0.95%; 1.73% and 1.20%; and 0.87% and 0.85%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Class Weightings as of March 31, 2011 — % of Total Fund Investments



OLD MUTUAL BARROW HANLEY VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Shares	Value (000)
Common Stock — 99.7%		
Aerospace/Defense — 2.6%		
Raytheon	67,000	$ 3,408
Total Aerospace/Defense		3,408
Applications Software — 2.5%		
Microsoft	129,300	3,279
Total Applications Software		3,279
Beverages-Wine/Spirits — 2.7%		
Diageo ADR	47,072	3,588
Total Beverages-Wine/Spirits		3,588
Cellular Telecommunication — 1.3%		
Vodafone Group ADR	56,700	1,630
Total Cellular Telecommunication		1,630
Chemicals-Diversified — 1.8%		
E.I. du Pont de Nemours	43,600	2,397
Total Chemicals-Diversified		2,397
Computer Services — 3.3%		
International Business Machines	26,650	4,346
Total Computer Services		4,346
Computers — 2.7%		
Hewlett-Packard	85,403	3,499
Total Computers		3,499
Cruise Lines — 1.2%		
Carnival	42,458	1,629
Total Cruise Lines		1,629
Diversified Banking Institutions — 7.6%		
Bank of America	198,863	2,651
Citigroup*	860,600	3,804
JPMorgan Chase	77,057	3,552
Total Diversified Banking Institutions		10,007
Diversified Manufacturing Operations — 12.5%		
Cooper Industries	63,200	4,102
General Electric	174,830	3,505
Honeywell International	59,538	3,555
Illinois Tool Works	41,755	2,243
ITT	50,400	3,027
Total Diversified Manufacturing Operations		16,432
Electric-Integrated — 2.4%		
Dominion Resources	69,424	3,103
Total Electric-Integrated		3,103
Electronic Components-Semiconductors — 2.0%		
Intel	129,700	2,616
Total Electronic Components-Semiconductors		2,616

Description	Shares	Value (000)
Finance-Consumer Loans — 1.3%		
SLM*	113,388	$ 1,735
Total Finance-Consumer Loans		1,735
Finance-Credit Card — 2.9%		
American Express	82,462	3,727
Total Finance-Credit Card		3,727
Food-Wholesale/Distribution — 0.5%		
Sysco	23,660	655
Total Food-Wholesale/Distribution		655
Funeral Services & Related Items — 1.2%		
Service Corp International	146,200	1,617
Total Funeral Services & Related Items		1,617
Gas-Distribution — 2.1%		
CenterPoint Energy	158,000	2,774
Total Gas-Distribution		2,774
Hotels & Motels — 1.2%		
Wyndham Worldwide	50,587	1,609
Total Hotels & Motels		1,609
Medical Products — 4.5%		
Baxter International	72,558	3,901
Johnson & Johnson	33,800	2,003
Total Medical Products		5,904
Medical-Drugs — 4.9%		
Bristol-Myers Squibb	77,601	2,051
Pfizer	216,004	4,387
Total Medical-Drugs		6,438
Medical-HMO — 1.8%		
WellPoint	33,112	2,311
Total Medical-HMO		2,311
Multi-line Insurance — 1.2%		
XL Group	64,461	1,586
Total Multi-line Insurance		1,586
Office Automation & Equipment — 1.2%		
Xerox	148,300	1,579
Total Office Automation & Equipment		1,579
Oil Companies-Exploration & Production — 3.9%		
Occidental Petroleum	48,522	5,070
Total Oil Companies-Exploration & Production		5,070
Oil Companies-Integrated — 4.2%		
ConocoPhillips	68,195	5,446
Total Oil Companies-Integrated		5,446

Description	Shares	Value (000)
Pipelines — 3.2%		
Spectra Energy	156,072	$ 4,242
Total Pipelines		4,242
Retail-Drug Store — 0.9%		
CVS Caremark	35,400	1,215
Total Retail-Drug Store		1,215
Semiconductor Equipment — 1.0%		
Applied Materials	83,000	1,297
Total Semiconductor Equipment		1,297
Super-Regional Banks-US — 8.5%		
Capital One Financial	56,340	2,927
PNC Financial Services Group	69,036	4,349
Wells Fargo	121,115	3,839
Total Super-Regional Banks-US		11,115
Telephone-Integrated — 2.1%		
AT&T	42,714	1,307
Verizon Communications	37,458	1,444
Total Telephone-Integrated		2,751
Television — 1.3%		
CBS, Cl B	67,400	1,688
Total Television		1,688
Tobacco — 8.3%		
Altria Group	73,832	1,922
Imperial Tobacco Group ADR	64,447	4,006
Philip Morris International	75,900	4,981
Total Tobacco		10,909
Wireless Equipment — 0.9%		
Nokia OYJ ADR	135,924	1,157
Total Wireless Equipment		1,157
Total Common Stock — (Cost $104,523)		130,759
Total Investments — 99.7% (Cost $104,523)		130,759
Other Assets and Liabilities, Net — 0.3%		331
Total Net Assets — 100.0%		$ 131,090

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$130,759	$—	$—	$130,759
Total Investments	$130,759	$—	$—	$130,759

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Adviser: OMCAP Investors, a division of Old Mutual Capital, Inc. [1]

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Focused Fund underperformed its benchmark, the S&P 500. The Fund's Class Z shares posted a 9.71% return versus a 15.65% return for the Index.*

- *The Fund was positively impacted from its underweight in the consumer discretionary and consumer staples sectors during the period. Offsetting these positives was the Fund's overweight in the financials sector, as well as poor performance within a few technology holdings.*

- *Among the stocks that contributed positively to Fund performance were integrated oil and gas company Exxon Mobil, computer hardware and software designer and manufacturer Apple, and diversified health and well-being company UnitedHealth Group.*

- *Detractors from Fund performance included communications equipment designer and manufacturer Cisco Systems, financial institution Bank of America (no longer a Fund holding), and computer software designer Microsoft.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Focused Fund (the "Fund") underperformed its benchmark, the S&P 500 (the "Index"). The Fund's Class Z shares posted a 9.71% return versus a 15.65% return for the Index. Performance for all share classes can be found on page 20.

Q. What investment environment did the Fund face during the past period?

A. As companies provided generally solid results for the second calendar quarter of 2010, the market shifted its emphasis to the future and sold off many companies, which in other periods would have been relative winners. The third quarter of 2010 began with an uncharacteristically strong July marked by strength in all recovery-based sectors and industries, as well as very light trading volume. The volume stayed anemic throughout most of August and investors once again tried to "price-in" the risk of a domestic double-dip recession as stocks went down across the board. During the second and third quarters of 2010 overall, market participants were still concerned about such things as jobless recovery, increasing debt load, inflation, and deflation, but many were left with few options for investment as a result of the near-zero interest-rate policy and its effect on certificates of deposit, bank deposits and bond yields. As such, the market was down through the end of August, yet ended the calendar year with a sharp rally to finish on a positive note. In OMCAP Investors' opinion, the rally was primarily a result of U.S. Federal Reserve Board (the "Fed") Chairman Ben Bernanke's comments at the Federal Reserve Bank of Kansas City Symposium, which took place on August 26, 2010.

During the first quarter of 2011, market participants continued to favor riskier assets over safer assets, even though the market witnessed a continued run-up in commodity prices, increased political tensions in the Middle East and North Africa, and further Fed comments confirming the end of the second round of quantitative easing with no plans for a third. This resulted in investors continuing their migration from fixed income into equities, which helped every sector in the Index to post a positive return for the quarter.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund was positively impacted from its underweight in the consumer discretionary and consumer staples sectors during the period. In addition, specific stocks such as Exxon Mobil and Covidien were strong contributors to overall performance. Offsetting these positives was the Fund's overweight in the financials sector, as well as poor performance within a few technology holdings such as Microsoft, Cisco Systems and Google. The continued strength from the BRIC countries (Brazil, Russia, India and China) and the unrest in the Middle East helped energy names, as they were the strongest performers as a group during the period. Although the Fund's stock selection in this area did well, the slight underweight to that sector also hurt relative performance.

Q. How did portfolio composition affect Fund performance?

A. Among the stocks that contributed positively to Fund performance were integrated oil and gas company Exxon Mobil, computer hardware and software designer and manufacturer Apple, and diversified health and well-being company UnitedHealth Group. Exxon Mobil rebounded nicely throughout the year as oil prices continued to rise. The rebounding global economy drove prices higher earlier in the fiscal year, whereas instability in the Middle East was responsible for the increase in oil prices in the latter part of the fiscal year. Apple once again found itself in the position of offering the right products to a global consumer, as investors' risk appetite returned along with the high-end consumers' appetite for new gadgets. After accounting for the prodigious amount of net cash Apple amassed on its balance sheet, OMCAP Investors still believes the company is undervalued given its current product cycle and future revenue drivers, although less so than a year ago. UnitedHealth Group was a steady performer for the Fund during the fiscal year as investors realized health care reform legislation was closer to a net neutral rather than a huge negative for the health care sector. In our opinion, the fear surrounding health care reform legislation that drove the entire health insurance industry to multi-year valuation lows provided a great opportunity for those willing to look past the noise and own good operating companies.

Detractors from Fund performance included communications equipment designer and manufacturer Cisco Systems, financial institution Bank of America (no longer a Fund holding), and computer software designer Microsoft. Cisco Systems has been a difficult stock to own and, in our opinion, an even more difficult stock to walk away from. The cash on Cisco Systems' balance sheet, its industry-leading market share and margins, and the future need for much of their product roadmap did not make up for the weakness in a few areas of their business. As such, OMCAP Investors reduced the Fund's position before the stock dropped sharply on fourth-quarter results, but continues to maintain a position based on the current risk/reward dynamics. Cisco Systems' new Products business and its Services business are growing their revenues and represent over half of Cisco Systems' overall revenues. In addition, we expect Cisco Systems to begin the unpleasant but profitable process of reducing head count in certain areas to free up cash for use in other areas with higher return-on-invested-capital expectations. With regard to Bank of America, heightened fears concerning the end of government stimulus proved to be a drag on bank valuations. However, as the outlook for continued improvement in the economy weakened, investors' confidence in bank balance sheets surfaced again. Although OMCAP Investors believes most of the concerns around the banking sector are currently priced in, we believe other positions in the Fund provided a better risk/reward profile than Bank of America and therefore we exited from the stock. With regard to Microsoft, we believe investor sentiment has been the sole driver of this company's underperformance. The company has continued to post exceptional operating results, but, unfortunately, their core business' long-term view continues to be upended by Apple's iPad revolution. Given the current balance sheet, cash-flow characteristics, valuation and market position of Microsoft's various businesses, OMCAP Investors continues to view it as one of the better risk-adjusted positions in the Fund.

Q. What is the investment outlook?

A. OMCAP Investors remains convinced that many of the largest companies in the U.S. are not being properly priced given their market share, overseas exposure, pricing power and balance sheets. And, as investors become increasingly frustrated with the government-manipulated, low-interest-rate environment and are forced to move out the risk curve to compensate for the paltry coupons available across the fixed income curve, we feel the stable blue chips seem poised to outperform.

As a country, the U.S. has quite a few concerns of its own — both short and long term — including unemployment, housing prices, tepid recovery, and the debt/deficit/stimulus. With that said, OMCAP Investors believes the two major concerns to the market over the next year are European credit issues and China's ability to rein in inflation. Specifically on the European front, our concern is that credit spreads remain expanded for much of their sovereign debt, and, with the exception of Germany, Europe does not seem entirely prepared to deal with rioting credit markets. We believe it is important to remember that Spain and Italy dwarf Greece and Ireland in size and scale of their economies and credit needs, and the repercussions of a credit issue would most likely scale along the same lines. In our opinion, the concerns in China will most likely not play out during 2011, but just the hint of trouble would most likely cause a sharp pullback globally given their importance to global trade and gross domestic product (GDP).

At this time, GDP growth expectations have been consistently ratcheted down for the first quarter and the remainder of 2011. We agree with the consensus, considering the upcoming end of the second round of quantitative easing and the increasingly divided rhetoric from Washington. We are hopeful that this is the year unemployment will be reduced through additional jobs rather than citizens leaving the workforce, but expectations are low. Interest rates and inflation will be important as the year progresses and, in our opinion, will likely be driven by sources outside the U.S. If interest rates and inflation stay subdued, we expect housing to remain in a difficult but bottoming phase.

[1] OMCAP Investors, a division of Old Mutual Capital, Inc., provides investment advisory services to the Old Mutual Focused Fund, pursuant to the management agreement between Old Mutual Funds II, on behalf of the Old Mutual Focused Fund, and Old Mutual Capital, Inc.

*Top Ten Holdings
as of March 31, 2011* *

MetLife	6.1%
General Electric	5.8%
Microsoft	5.4%
Google, Cl A	5.3%
Teva Pharmaceutical Industries ADR	4.4%
Abbott Laboratories	4.3%
Consol Energy	4.1%
Royal Dutch Shell ADR	4.0%
JPMorgan Chase	3.9%
NRG Energy	3.7%
As a % of Total Fund Investments	47.0%

* Excludes short-term affiliated mutual fund.

Focused Fund

OLD MUTUAL FOCUSED FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	02/12/99	9.71%	4.70%	4.07%	8.71%
Class A with load	09/30/03	3.05%	3.19%	n/a	6.54%
Class A without load	09/30/03	9.34%	4.42%	n/a	7.38%
Institutional Class	12/20/06[1]	9.86%	n/a	n/a	1.44%
S&P 500 Index	02/12/99	15.65%	2.62%	3.29%	1.24%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.39% and 0.96%; 1.39% and 1.21%; and 0.92% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2011 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2011

Description	Shares	Value (000)
Common Stock — 96.4%		
Applications Software — 5.4%		
Microsoft	1,362,135	$ 34,544
Total Applications Software		34,544
Coal — 4.1%		
Consol Energy	490,000	26,279
Total Coal		26,279
Commercial Services-Finance — 3.2%		
Visa, Cl A	280,000	20,614
Total Commercial Services-Finance		20,614
Computers — 3.6%		
Apple*	64,981	22,643
Total Computers		22,643
Diversified Banking Institutions — 3.9%		
JPMorgan Chase	537,301	24,770
Total Diversified Banking Institutions		24,770
Diversified Manufacturing Operations — 5.8%		
General Electric	1,851,620	37,125
Total Diversified Manufacturing Operations		37,125
Fiduciary Banks — 1.4%		
State Street	192,353	8,644
Total Fiduciary Banks		8,644
Independent Power Producer — 3.8%		
NRG Energy*	1,112,326	23,959
Total Independent Power Producer		23,959
Investment Management/Advisory Services — 6.5%		
BlackRock	119,000	23,920
Invesco	685,000	17,509
Total Investment Management/Advisory Services		41,429
Life/Health Insurance — 1.9%		
Prudential Financial	200,000	12,316
Total Life/Health Insurance		12,316
Medical Instruments — 2.3%		
Medtronic	367,304	14,453
Total Medical Instruments		14,453
Medical Products — 2.9%		
Covidien	355,000	18,439
Total Medical Products		18,439

Description	Shares	Value (000)
Medical-Drugs — 8.7%		
Abbott Laboratories	568,500	$ 27,885
Merck	655,000	21,622
Pfizer	272,547	5,535
Total Medical-Drugs		55,042
Medical-Generic Drugs — 4.4%		
Teva Pharmaceutical Industries ADR	560,000	28,095
Total Medical-Generic Drugs		28,095
Medical-HMO — 2.8%		
UnitedHealth Group	392,457	17,739
Total Medical-HMO		17,739
Multi-line Insurance — 11.8%		
Allstate	632,644	20,105
Hartford Financial Services Group	585,000	15,754
MetLife	877,930	39,270
Total Multi-line Insurance		75,129
Networking Products — 2.8%		
Cisco Systems*	1,049,013	17,990
Total Networking Products		17,990
Oil Companies-Integrated — 8.2%		
Exxon Mobil	199,664	16,798
Royal Dutch Shell ADR	354,400	25,821
Suncor Energy	220,000	9,865
Total Oil Companies-Integrated		52,484
Reinsurance — 2.0%		
Berkshire Hathaway, Cl B*	155,350	12,992
Total Reinsurance		12,992
Retail-Drug Store — 3.0%		
CVS Caremark	547,500	18,790
Total Retail-Drug Store		18,790
Web Portals/ISP — 5.4%		
Google, Cl A*	58,200	34,117
Total Web Portals/ISP		34,117
Wireless Equipment — 2.5%		
Qualcomm	288,600	15,824
Total Wireless Equipment		15,824
Total Common Stock (Cost $533,179)		613,417

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Shares	Value (000)
Affiliated Mutual Fund — 4.5%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	29,031,713	$ 29,032
Total Affiliated Mutual Fund (Cost $29,032)		29,032
Total Investments — 100.9% (Cost $562,211)		642,449
Other Assets and Liabilities, Net — (0.9)%		(5,947)
Total Net Assets — 100.0%		$ 636,502

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$613,417	$—	$—	$613,417
Affiliated Mutual Fund	29,032	—	—	29,032
Total Investments	$642,449	$—	$—	$642,449

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL HEITMAN REIT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Heitman REIT Fund (the "Fund") underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index (the "Index"). The Fund's Class Z shares posted a 23.59% return versus a 24.85% return for the Index. Performance for all share classes can be found on page 25.

Q. What investment environment did the Fund face during the past period?

A. Real Estate Investment Trusts ("REITs") generated strong performance during the twelve-month period ending March 31, 2011. In the opinion of Heitman Real Estate Securities LLC ("Heitman"), a company's cost of capital is a primary factor in deciding whether or not to acquire assets. And, at the end of the first quarter of 2010, the REIT sector was trading at a premium to net asset value. As such, REITs enjoyed an advantage over private real estate buyers thanks to this premium. This cost-of-capital advantage resulted in an arbitrage opportunity for those REITs willing to exploit it — by acquiring assets at net asset value, and issuing equity at a premium to net asset value in order to fund the acquisitions. Of course, this arbitrage works in the reverse when REITs are trading at a discount to net asset value. In that case, REITs could exploit the arbitrage opportunity by selling assets at net asset value and buying back their own stock at a discount to net asset value.

Recently, REITs returned to public-to-public mergers and acquisitions activity as AMB Property and ProLogis agreed to a merger of equals, and Ventas acquired Nationwide Health Properties. Both mergers were stock-for-stock deals. The reasons cited in both deals revolved around improved synergies, as well as lowering overall cost of capital. The health care sector was a good example of REITs putting their cost-of-capital advantage to work. Outside of the $7.4 billion acquisition of Nationwide Health Properties by Ventas, there have been four additional large acquisitions made by REITs of health care portfolios in the past six months totaling $12.9 billion. Over the years, REITs in general have been good capital allocators and have taken advantage of these arbitrage opportunities — primarily, by being net acquirers when companies are traded at large premiums to net asset value, and net sellers when they are traded at discounts to net asset value.

Q. Which market factors influenced the Fund's relative performance?

A. As noted above, performance for the year ending March 31, 2011, was strong for the REIT sector, as the Index generated positive returns of 24.85%. The overall performance of the Index was driven by fundamentals. Those stocks generating good growth and trading at attractive valuations generated the strongest performance. Two mergers — those mentioned previously — drove the sector. However, the merger of the two largest industrial REITs, AMB Property and ProLogis, had a net-negative impact on the Fund. Whereas the overweight in AMB Property resulted in outperformance, the underweight in ProLogis resulted in relative underperformance. In addition, Nationwide Health Properties agreed to be acquired by Ventas at a 15% premium to Nationwide Health Properties' closing stock price. The Fund was overweight Nationwide Health Properties and underweight Ventas when the merger was announced, resulting in outperformance for the Fund.

Q. How did portfolio composition affect Fund performance?

A. Among the stocks that contributed positively to the Fund's performance were REITs Simon Property Group, AvalonBay Communities and Equity Residential. Simon Property Group's strong recovery in sales growth within its community and lifestyle centers, in addition to its strong operating performance, led to increased growth expectations for the company. AvalonBay Communities experienced improved

---

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Heitman REIT Fund underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index. The Fund's Class Z shares posted a 23.59% return versus a 24.85% return for the Index.*

- *The overall performance of the Index was driven by fundamentals. Those stocks generating good growth and trading at attractive valuations generated the strongest performance.*

- *Among the stocks that contributed positively to the Fund's performance were real estate investment trusts Simon Property Group, AvalonBay Communities and Equity Residential.*

- *Detractors from Fund performance included real estate investment trusts Sunstone Hotel Investors, Pennsylvania Real Estate Investment Trust (no longer a Fund holding) and Acadia Realty Trust (no longer a Fund holding).*

Management Overview (Unaudited)

Sub-Adviser: Heitman Real Estate Securities LLC

Top Ten Holdings as of March 31, 2011	
Simon Property Group	12.3%
AvalonBay Communities	5.8%
Boston Properties	5.6%
HCP	4.9%
Digital Realty Trust	4.8%
Public Storage	4.7%
Equity Residential	4.7%
Host Hotels & Resorts	4.7%
Vornado Realty Trust	4.7%
BioMed Realty Trust	3.7%
As a % of Total Fund Investments	55.9%

fundamentals in its apartment business and, when considering both internal and external growth prospects, attractive relative valuations as well. Equity Residential also saw improved fundamentals in its apartment business, which aided stock performance.

Detractors from Fund performance included REITs Sunstone Hotel Investors, Pennsylvania Real Estate Investment Trust (no longer a Fund holding) and Acadia Realty Trust (no longer a Fund holding). Disappointment around some capital allocation decisions by Sunstone Hotel Investors, coupled with the departure of the company's CEO, was a drag on performance during the period. Pennsylvania Real Estate Investment Trust's portfolio of low-productivity malls did not participate in the recovery as much as its peers, and the company's debt and vacancy issues still have yet to be worked through. Acadia Realty Trust's small portfolio was disproportionately impacted by weak anchor stores closing their locations, and this had a negative impact on operating results throughout the year.

Q. What is the investment outlook for the REIT market?

A. Heitman expects REITs to generate positive, though lower, returns in 2011 than those in 2009 and 2010. Heitman also anticipates a significant diversion in cash-flow-growth rates across sectors. Heitman believes those sectors with the shortest lease terms (hotels and apartments) should see the strongest cash-flow growth because of the strong correlation to economic growth and cash flow. Sectors with longer lease durations, such as the offices sector, are seeing a bottoming in cash flows, though growth in cash flow is limited to a few markets. Heitman also believes external growth should drive earnings growth for the REIT sector. Going forward, Heitman believes health care REITs will likely be reported as one of the most active acquirers during 2010, which will help 2011 earnings.

Furthermore, Heitman expects net-asset-value growth to be led by the hotel and apartment sectors, and that both sectors should see strong cash-flow growth at the property level, and several of the apartments REITs should generate net-asset-value growth through development. Heitman notes that credit markets remain open and active. Active credit markets and potentially downward pressure on debt spreads should help maintain low-capitalization rates.

Heitman believes the risks associated with its return expectations are likely a potential rise in interest rates, another possible financial crises, and the impact from the recent tragic events in Japan. Heitman believes there is a moderate probability that interest rates could rise earlier than anticipated, although most forecasters are calling for short-term rates to remain stable over the next twelve months and longer-term rates could rise if investors' expectations of inflation begin to rise. Heitman believes that the probability for another double-dip in the economy is relatively low in the U.S., but the sovereign debt issues in Europe must be monitored closely. There is also the concern that the acceleration of growth in the economy could draw non-dedicated REIT investors into more economically cyclical sectors of the stock market. Lastly, the horrific events in Japan during March have taken precedence over REIT performance, and have had a short-term negative influence in that region and even the U.S.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	23.59%	(0.45)%	10.35%	9.26%
Class A with load	09/30/03	16.09%	(1.91)%	n/a	7.22%
Class A without load	09/30/03	23.16%	(0.74)%	n/a	8.07%
Institutional Class	12/20/06[1]	23.86%	n/a	n/a	(3.60)%
Wilshire U.S. Real Estate Securities Index	02/28/89[2]	24.85%	0.71%	11.16%	8.12%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

* Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is February 28, 1989, since at the time the index was priced monthly.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.32% and 1.25%; 1.63% and 1.50%; and 1.22% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2011 — % of Total Fund Investments



Old Mutual Heitman REIT Fund — concluded

Schedule of Investments

As of March 31, 2011

Description	Shares	Value (000)
Common Stock — 98.8%		
Hotels & Motels — 1.6%		
Hyatt Hotels, Cl A*	25,000	$ 1,076
Total Hotels & Motels		1,076
Real Estate Operation/Development — 2.9%		
Brookfield Properties	78,425	1,390
Forest City Enterprises, Cl A*	28,600	538
Total Real Estate Operation/Development		1,928
REITs-Apartments — 15.6%		
Apartment Investment & Management, Cl A	36,900	940
AvalonBay Communities	31,537	3,787
Equity Residential	55,082	3,107
Essex Property Trust	11,675	1,448
Mid-America Apartment Communities	15,675	1,006
Total REITs-Apartments		10,288
REITs-Diversified — 13.2%		
Colonial Properties Trust	54,900	1,057
Digital Realty Trust	54,202	3,152
Liberty Property Trust	21,650	712
Vornado Realty Trust	35,051	3,067
Washington Real Estate Investment Trust	23,200	721
Total REITs-Diversified		8,709
REITs-Health Care — 12.5%		
HCP	84,150	3,193
Health Care REIT	34,167	1,792
Nationwide Health Properties	46,100	1,960
Ventas	24,900	1,352
Total REITs-Health Care		8,297
REITs-Hotels — 6.7%		
Host Hotels & Resorts	174,539	3,074
LaSalle Hotel Properties	42,159	1,138
Sunstone Hotel Investors*	19,150	195
Total REITs-Hotels		4,407
REITs-Office Property — 14.9%		
BioMed Realty Trust	127,849	2,432
Boston Properties	38,860	3,686
Brandywine Realty Trust	64,250	780
Douglas Emmett	33,475	627
Hudson Pacific Properties	8,425	124
Mack-Cali Realty	20,920	709
SL Green Realty	19,650	1,478
Total REITs-Office Property		9,836
REITs-Regional Malls — 16.5%		
Glimcher Realty Trust	75,225	$ 696
Simon Property Group	75,087	8,046
Taubman Centers	40,775	2,185
Total REITs-Regional Malls		10,927
REITs-Shopping Centers — 6.7%		
Developers Diversified Realty	143,250	2,006
Federal Realty Investment Trust	10,378	846
Regency Centers	36,200	1,574
Total REITs-Shopping Centers		4,426
REITs-Storage — 5.5%		
Public Storage	28,198	3,127
U-Store-It Trust	50,650	533
Total REITs-Storage		3,660
REITs-Warehouse/Industrial — 2.7%		
ProLogis	111,800	1,786
Total REITs-Warehouse/Industrial		1,786
Total Common Stock (Cost $46,105)		**65,340**
Affiliated Mutual Fund — 0.5%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	321,523	322
Total Affiliated Mutual Fund (Cost $322)		**322**
Total Investments — 99.3% (Cost $46,427)		**65,662**
Other Assets and Liabilities, Net — 0.7%		**456**
Total Net Assets — 100.0%		**$ 66,118**

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$65,340	$—	$—	$65,340
Affiliated Mutual Fund	322	—	—	322
Total Investments	$65,662	$—	$—	$65,662

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual Large Cap Growth Fund

Management Overview (Unaudited)

Sub-Adviser: Ashfield Capital Partners, LLC

Performance Highlights

• *For the fiscal year ended March 31, 2011, the Old Mutual Large Cap Growth Fund outperformed its benchmark, the Russell 1000 Growth Index. The Fund's Class Z shares posted an 18.93% return versus an 18.26% return for the Index.*

• *Risk assets, namely equities, outperformed safe assets during the fiscal year, as sidelined cash seemed to move back into the equity markets.*

• *Among the individual stocks that contributed to Fund performance were computer and mobile device designer and manufacturer Apple, Brazil-based beverage company Companhia de Bebidas, and automotive system supplier BorgWarner.*

• *Stocks that detracted from Fund performance included communications equipment designer and manufacturer Cisco Systems, hard-drive maker Western Digital (no longer a Fund holding), and computer hardware and software company Hewlett-Packard (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Large Cap Growth Fund (the "Fund") outperformed its benchmark, the Russell 1000 Growth Index (the "Index"). The Fund's Class Z shares posted an 18.93% return versus an 18.26% return for the Index. Performance for all share classes can be found on page 30.

Q. What investment environment did the Fund face during the past period?

A. The second and third quarters of 2010 brought a trading range by which equity markets sorted out the health of the economy and the future direction of U.S. corporate profit growth. After spending much of the previous year in an unrelenting bull market, the time was ripe for a correction and consolidation period. By the end of June 2010, the U.S. Federal Reserve Board (the "Fed") stepped in and announced another quantitative easing program that quickly brought the markets out of their trading range and drove risk-asset pricing to newer highs during the third and fourth quarters of 2010. During the first quarter of 2011 markets experienced a correction; however, the correction was short-lived as the broader market ended the fiscal year only slightly more than 1% below its February 2011 high. Hence, equity investors are still feeling the resiliency and continued positive effects of massive liquidity.

Risk assets, namely equities, outperformed safe assets during the fiscal year, as sidelined cash seemed to move back into the equity markets. During the period, emerging markets gave way to developed markets as the risk of investing in some emerging markets became too obvious during the first quarter of 2011. While quality spreads narrowed, equity markets remained volatile at times making for a difficult environment for active managers. Corporate profits continued to grow, and analysts continued to upwardly revise their estimates for 2011, albeit at a slower pace. Ashfield Capital Partners, LLC ("Ashfield") believes that going forward, the rebound in profits should bode well for employment and capital spending, both important elements of a sustainable economic recovery.

Q. Which market factors influenced the Fund's relative performance?

A. Given the uncertainty and revolving liquidity in the markets, stock selection overall proved to be a challenge. During much of the fiscal year, rotations from risky to more defensive equities and back again, left many long-term investors with little choice regarding managing their portfolio exposures. From a sector perspective, the Fund's overweight to health care was disappointing as this defensive sector lagged the broader market. In addition, the Fund's underweight to materials was a detractor, as gains in the commodities markets continued to drive stocks in that sector. Mitigating these detractors was the Fund's underweight to the underperforming consumer staples sector, which helped returns.

While the underweight to consumer staples was positive, stock selection in the consumer discretionary sector was a larger driver of returns. Several of the Fund's holdings that performed well included BorgWarner, priceline.com and DIRECTV. Many investors were mistaken as to the resilience of the global consumer and seemingly had to admit their faults via reallocation of capital to this sector during the period. In addition, selection within the health care sector was another large driver of returns during the period. With an allocation to companies in the services and equipment industries, the Fund gained from being invested in companies that drive efficiencies within this sector.

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were computer and mobile device designer and manufacturer Apple, Brazil-based beverage company Companhia de Bebidas, and automotive system supplier BorgWarner. Apple's earnings grew approximately 75% during the period and the company continued to win with design innovations and product enhancements, while expanding in markets like China. Companhia de Bebidas experienced roughly 46% in earnings growth for the period as a result of market strength in Latin America and growth in key Brazilian markets. With regard to BorgWarner, demand remained high for its powertrain components and systems, especially in Asia. BorgWarner's products, which improve fuel efficiency and lower emissions, continued to drive revenues and margins higher.

On the other side of the equation, stocks that detracted from Fund performance included communications equipment designer and manufacturer Cisco Systems, hard-drive maker Western Digital (no longer a Fund holding), and computer hardware and software company Hewlett-Packard (no longer a Fund holding). Cisco Systems experienced competitive difficulties causing margin pressure and market deterioration in the public sector. Furthermore, management has intimated a broad restructuring is ahead. With regard to Western Digital, the hard-drive market has been controversial, owing to pressures around pricing and an uneven PC market segment, which continues to be under pressure from economic forces as well as cannibalization from tablet devices. Additionally, the continued shift to flash-based memory and solid-state drives created a structural headwind. Hewlett-Packard has struggled to diversify its company from a slowing PC business. Also, acquisitions by the company — the acquisition of handset maker Palm, services provider EDS, and communications equipment vendor 3com — coupled with the high profile transition of the CEO position, have left investors uncertain about the company's future.

Q. What is the investment outlook for the large-capitalization growth equity market?

A. In this challenging environment, Ashfield feels it is important to mention that it invests in businesses for the long term, and as trends evolve necessary adjustments will be made. In this deleveraging world, where access to debt financing may be limited, the firm believes that the balance sheet strength of larger companies who are able to internally fund future growth opportunities can result in market leadership.

The Fund has been positioned for a continuing economic recovery, as Ashfield believes the global economy continues to show signs of growth. The firm believes companies with pricing power should increase profitability, while those companies in commoditized markets could continue to struggle. Ashfield also believes that businesses with a global presence should fare better than those that are domestically oriented. Ashfield expects that low-leverage should fare better than high-leverage, and that the rest of the year may reflect this divergence between winners and losers. This is an environment where Ashfield believes active managers can add significant value, as opposed to passive investing.

Top Ten Holdings
as of March 31, 2011

Apple	4.4%
Google, Cl A	2.8%
Halliburton	2.6%
International Business Machines	2.6%
Pioneer Natural Resources	2.6%
EMC	2.6%
Cognizant Technology Solutions, Cl A	2.5%
BorgWarner	2.4%
Dover	2.3%
Union Pacific	2.3%
As a % of Total Fund Investments	27.1%

Large Cap Growth Fund

OLD MUTUAL LARGE CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	18.93%	1.71%	0.83%	7.08%
Class A with load	09/30/03	11.80%	0.23%	n/a	4.01%
Class A without load	09/30/03	18.59%	1.43%	n/a	4.83%
Institutional Class	12/20/06[1]	18.99%	n/a	n/a	1.46%
Russell 1000 Growth Index	11/29/96	18.26%	4.34%	2.99%	4.76%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser. In addition, prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield Capital Partners, LLC ("Ashfield"), and effective August 8, 2009, Ashfield became the sole sub-adviser to the Fund. As a result, the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future. Prior to April 29, 2008, the Fund was named the Old Mutual Large Cap Growth Concentrated Fund.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.40% and 1.00%; 2.29% and 1.25%; and 0.75% and 0.90%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2011 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2011

Description	Shares	Value (000)
Common Stock — 99.8%		
Apparel Manufacturers — 1.2%		
Polo Ralph Lauren	19,570	$ 2,420
Total Apparel Manufacturers		2,420
Applications Software — 2.6%		
Microsoft	109,396	2,774
Red Hat*	59,961	2,722
Total Applications Software		5,496
Athletic Footwear — 1.8%		
NIKE, Cl B	49,970	3,783
Total Athletic Footwear		3,783
Auto/Truck Parts & Equipment-Original — 2.4%		
BorgWarner*	62,560	4,985
Total Auto/Truck Parts & Equipment-Original		4,985
Beverages-Non-Alcoholic — 1.7%		
PepsiCo	55,560	3,579
Total Beverages-Non-Alcoholic		3,579
Brewery — 2.1%		
Cia de Bebidas das Americas ADR	154,330	4,369
Total Brewery		4,369
Cable/Satellite TV — 2.2%		
DIRECTV, Cl A*	98,014	4,587
Total Cable/Satellite TV		4,587
Commercial Services-Finance — 0.8%		
Visa, Cl A	22,810	1,679
Total Commercial Services-Finance		1,679
Computer Services — 6.4%		
Accenture, Cl A	48,220	2,651
Cognizant Technology Solutions, Cl A*	65,375	5,321
International Business Machines	33,527	5,467
Total Computer Services		13,439
Computers — 4.4%		
Apple*	26,680	9,297
Total Computers		9,297
Computers-Memory Devices — 2.6%		
EMC*	204,346	5,425
Total Computers-Memory Devices		5,425
Cruise Lines — 1.6%		
Carnival	87,675	3,363
Total Cruise Lines		3,363

Description	Shares	Value (000)
Diversified Manufacturing Operations — 4.1%		
Danaher	69,970	$ 3,631
Dover	73,835	4,854
Total Diversified Manufacturing Operations		8,485
E-Commerce/Products — 1.1%		
Amazon.Com*	12,145	2,188
Total E-Commerce/Products		2,188
E-Commerce/Services — 3.4%		
eBay*	83,710	2,598
priceline.com*	8,835	4,475
Total E-Commerce/Services		7,073
Electronic Components-Semiconductors — 4.8%		
Broadcom, Cl A	72,215	2,844
Intel	131,580	2,654
Texas Instruments	128,675	4,447
Total Electronic Components-Semiconductors		9,945
Engineering/R&D Services — 4.6%		
ABB ADR	165,655	4,007
Fluor	28,580	2,105
Jacobs Engineering Group*	68,740	3,536
Total Engineering/R&D Services		9,648
Enterprise Software/Services — 1.9%		
Oracle	118,758	3,963
Total Enterprise Software/Services		3,963
Industrial Gases — 2.1%		
Praxair	42,238	4,291
Total Industrial Gases		4,291
Instruments-Scientific — 1.4%		
Thermo Fisher Scientific*	52,260	2,903
Total Instruments-Scientific		2,903
Investment Management/Advisor Services — 3.4%		
Ameriprise Financial	39,247	2,397
T Rowe Price Group	69,991	4,649
Total Investment Management/Advisor Services		7,046
Life/Health Insurance — 2.0%		
Aflac	78,520	4,144
Total Life/Health Insurance		4,144
Machinery-Construction & Mining — 1.2%		
Caterpillar	22,915	2,552
Total Machinery-Construction & Mining		2,552
Machinery-Farm — 1.5%		
AGCO*	58,574	3,220
Total Machinery-Farm		3,220

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Shares	Value (000)
Machinery-Pumps — 1.4%		
Flowserve	23,005	$ 2,963
Total Machinery-Pumps		2,963
Medical Information Systems — 1.6%		
Cerner*	30,127	3,350
Total Medical Information Systems		3,350
Medical Products — 4.3%		
Henry Schein*	66,381	4,658
Varian Medical Systems*	65,546	4,433
Total Medical Products		9,091
Medical-Biomedical/Genetics — 1.2%		
Celgene*	42,551	2,448
Total Medical-Biomedical/Genetics		2,448
Medical-Drugs — 1.4%		
Allergan	42,454	3,015
Total Medical-Drugs		3,015
Multimedia — 1.0%		
Walt Disney	49,265	2,123
Total Multimedia		2,123
Networking Products — 1.1%		
Cisco Systems	132,121	2,266
Total Networking Products		2,266
Oil Companies-Exploration & Production — 5.5%		
Anadarko Petroleum	43,380	3,554
CNOOC ADR	9,855	2,494
Pioneer Natural Resources	53,398	5,442
Total Oil Companies-Exploration & Production		11,490
Oil Companies-Integrated — 2.4%		
Hess	38,610	3,290
Petroleo Brasileiro ADR	44,900	1,815
Total Oil Companies-Integrated		5,105
Oil Field Machinery & Equipment — 2.1%		
Cameron International*	78,435	4,479
Total Oil Field Machinery & Equipment		4,479
Oil-Field Services — 4.9%		
Halliburton	111,207	5,542
Schlumberger	49,761	4,641
Total Oil-Field Services		10,183
Pharmacy Services — 1.5%		
Express Scripts*	54,781	3,046
Total Pharmacy Services		3,046

Description	Shares	Value (000)
Retail-Restaurants — 2.2%		
McDonald's	61,450	$ 4,676
Total Retail-Restaurants		4,676
Telecommunications Equipment-Fiber Optics — 1.4%		
Corning	144,400	2,979
Total Telecommunications Equipment-Fiber Optics		2,979
Transport-Rail — 2.3%		
Union Pacific	49,250	4,843
Total Transport-Rail		4,843
Transport-Services — 1.4%		
FedEx	30,310	2,836
Total Transport-Services		2,836
Web Portals/ISP — 2.8%		
Google, Cl A*	10,094	5,917
Total Web Portals/ISP		5,917
Total Common Stock (Cost $142,964)		208,690
Affiliated Mutual Fund — 0.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	919,916	920
Total Affiliated Mutual Fund (Cost $920)		920
Total Investments — 100.2% (Cost $143,884)		209,610
Other Assets and Liabilities, Net — (0.2)%		(405)
Total Net Assets — 100.0%		$ 209,205

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$208,690	$—	$—	$208,690
Affiliated Mutual Fund	920	—	—	920
Total Investments	$209,610	$—	$—	$209,610

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Strategic Small Company Fund underperformed its benchmark, the Russell 2000 Growth Index. The Fund's Class Z shares posted a 28.82% return versus a 31.04% return for the Index.*

- *During the past fiscal year, small-capitalization stocks performed well and outpaced broader equity market indexes such as the Dow Jones Industrial Average and the S&P 500, while growth stocks similarly outpaced value stocks.*

- *Among the individual stocks that contributed to Fund performance were Polypore International, United Rentals and CARBO Ceramics.*

- *Among the stocks that detracted from performance included VistaPrint (no longer a Fund holding), Capella Education (no longer a Fund holding) and Sykes Enterprises.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Strategic Small Company Fund (the "Fund") underperformed its benchmark, the Russell 2000 Growth Index (the "Index"). The Fund's Class Z shares posted a 28.82% return versus a 31.04% return for the Index. Performance for all share classes can be found on page 38.

Q. What investment environment did the Fund face during the past period?

A. During 2010, volatility fluctuated as the market moved back and forth from "risk-on" to "risk-off" and back again. In fact, the highest beta stocks outperformed the lowest beta stocks by margins of more than 8.00% in July and September, causing tremendous headwinds for active, fundamental growth managers. During the summer of 2010 in particular, the small-capitalization markets experienced extreme volatility, as correlations spiked to all-time highs and fears of a double-dip recession cast a lingering shadow across all markets. It was not until September 2010 that these fears started to dissipate and higher quality, small-capitalization growth stocks with strong fundamentals and earnings were rewarded. Encouraging economic data in the fourth quarter of 2010 combined with the anticipation of mid-term elections led investors to finally grow more confident in the markets. As a result, the markets rallied strongly with small-capitalization stocks leading the way.

The aforementioned rally continued through the end of 2010 and extended into the first three months of 2011, with equity prices moving up broadly despite the economic shocks emanating from Japan, the Middle East and North Africa. Corporate profits also rebounded nicely during the fiscal year, and "sovereign debt" became part of the U.S. lexicon, as investors were wary of heavily indebted nations in the face of potential defaults by smaller economies such as Greece and Spain. Meanwhile, the first quarter of 2011 saw sharpened concern about monetary policy with the second round of quantitative easing by the U.S. Federal Reserve Board (the "Fed") set to expire in June. Overall though, during the past fiscal year small-capitalization stocks performed well and outpaced broader equity market indexes such as the Dow Jones Industrial Average and the S&P 500, while growth stocks similarly outpaced value stocks.

Q. Which market factors influenced the Fund's relative performance?

A. Ashfield Capital Partners, LLC ("Ashfield") notes that the underperformance for its portion of the Fund was primarily a result of security selection. Security selection was negative during the past fiscal year while the allocation effect was mildly positive. The dominant component to the underperformance came from stock selection in the information technology sector, as high growth and high price-to-earnings stocks drove above-average returns in that sector.

Copper Rock Capital Partners, LLC ("Copper Rock") notes that despite the volatility its strategy experienced during the summer of 2010, its portion of the Fund outperformed the Index through strong, positive stock selection for the fiscal year ending March 31, 2011. Stock selection was broadly positive across the entire portfolio despite some individual disappointments in the information technology sector, which primarily occurred in the more volatile months of July and August. Specifically, Copper Rock's portion of the Fund benefited from strong stock selection in the consumer staples sector, led primarily by Green Mountain Coffee Roasters. In addition, the combination of both an overweight position relative to the Index and positive stock selection in the energy sector contributed nicely to performance. Copper Rock's strategy has been positioned primarily with stocks leveraged to oil exploration and oil services, which has been additive over time.

One area where Copper Rock's portion of the Fund maintained a relative underweight over the past fiscal year was the health care sector, mainly due to the strategy's avoidance of biotech and the overarching regulatory pressures. The underweight allocation relative to the Index combined with strong stock selection in positions like Air Methods and ZOLL Medical have led to the sector's positive relative contribution to returns over the period.

Despite outperformance from several individual positions within the technology and industrials sectors, there were a few positions that experienced disappointing results and impacted overall relative sector performance negatively. Several holdings within the technology sector were added to Copper Rock's portion of the Fund for their strong product growth or niche opportunities in supporting the advancement of cloud development and the proliferation of connected devices. Companies like Skyworks Solutions, Acme Packet and Riverbed Technology were examples of those companies who continued to prosper along this theme. However, Copper Rock's portfolio experienced two fundamental disappointments in DG FastChannel (no longer a Fund holding) and VistaPrint (no longer a Fund holding).

Eagle Asset Management, Inc. ("Eagle") notes that as the market began to feel comfortable with the recovery, its position in the industrials sector began to outperform. Eagle's portion of the Fund was helped the most by the machinery, professional services and electrical equipment industries within that sector. The health care sector was also a source of outperformance, aided by three mergers in that sector. On the other hand, the consumer discretionary sector was a source of underperformance for Eagle's portion of the Fund during the fiscal year. Eagle's consumer discretionary sector holdings maintained a large overweight position in media names (e.g., National CineMedia, Interval Leisure, MDC Partners and John Wiley & Sons). This stance, which Eagle views as conservative, has hurt performance over the past few years, but going forward Eagle believes it should produce positive returns over the long term.

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were Polypore International, United Rentals and CARBO Ceramics. Polypore International, an energy storage and separations media company, enjoyed above-consensus earnings driven in part by the wider adoption of lithium batteries in consumer electronics. Lithium batteries are the power source in a variety of products, ranging from notebook computers and mobile phones to cordless power tools. The batteries are also emerging in other applications such as electricity grid storage and electric drive vehicles. United Rentals, an equipment rental company, reported well-above-consensus results driven by seasonal factors, as well as tighter credit conditions, which typically stimulate rentals at the expense of purchases. CARBO Ceramics, a supplier of ceramic proppant that services the oil and gas markets, enjoyed significant pricing power in the ceramic proppant market leading to above-consensus results.

On the other side of the equation, among the stocks that detracted from performance included VistaPrint (no longer a Fund holding), Capella Education (no longer a Fund holding) and Sykes Enterprises. VistaPrint, an online provider of marketing products, has 45% of its earnings overseas and suffered from foreign exchange headwinds, particularly in the Eurozone. Capella Education, an online for-profit college, came under regulatory scrutiny as its future guidance became murky due to the regulatory uncertainties surrounding those for-profit colleges participating in the Title IV aid programs. Sykes Enterprises, a provider of outsourced customer contact management solutions, reported weaker-than-expected call center activity, and, as a result, experienced below-consensus earnings. The company then reduced guidance as a weak economy and political risk adversely impacted the business.

*Top Ten Holdings
as of March 31, 2011**

RealD	0.9%
Air Methods	0.8%
Netlogic Microsystems	0.8%
Catalyst Health Solutions	0.7%
WESCO International	0.7%
Portfolio Recovery Associates	0.7%
Coopers	0.7%
Green Mountain Coffee Roasters	0.7%
John Wiley & Sons, Cl A	0.7%
VeriFone Systems	0.7%
As a % of Total Fund Investments	7.4%

* Excludes short-term affiliated mutual fund.

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Q. What is the investment outlook for the small-capitalization equity market?

A. Ashfield notes that while the horrific events in Japan will undoubtedly have a considerable negative impact on the Japanese economy, Ashfield believes the direct global economic impact will result from supply chain disruptions. However, these disruptions are expected to be short-lived and therefore modest in impact. On the other hand, Ashfield feels the situation in the Middle East appears far more serious given the enormous potential impact of energy prices on global economic growth. Ashfield believes, in that context, many unknowns exist including the potential duration of the supply disruption and uncertainties as to whether increased production in other regions might offer a buffer while the civil unrest sorts itself out. Meanwhile, there is also the potential impact on corporate profits with the second round of quantitative easing set to unwind in June.

Here in the U.S., corporate profits have risen at rates above analyst expectations on the strength of business spending, particularly inventory replenishment and, to a lesser extent, on evidence of a pick-up in consumer spending. With limited fiscal remedies available, Ashfield believes many investors remain concerned that this second quantitative easing may not be successful in stimulating real demand, citing anemic growth in both employment and personal income. On the other hand, the Fed recently offered its most optimistic view to date saying the recovery is on "firmer footing" while the unemployment picture is "gradually improving." While further easing is always an option, Ashfield believes the Fed's stance suggests their conversations have moved in the other direction, giving investors greater confidence in the sustainability of an economic recovery. Of the key building blocks of the economy — consumption, investment (residential and non-residential, or business investment), and government spending — Ashfield believes business investment is holding up well while wage growth has been slow to increase, housing remains sluggish, and government spending is under pressure. In addition, Ashfield notes near-record large-company corporate profits suggest an improvement in employment and healthy corporate investment to come, along with small- to medium-sized enterprise hiring improvements.

Ashfield believes the result should be an equity market that is underpinned by healthy profits, rising dividends and share buy-backs, and increased mergers and acquisitions activity from high corporate cash levels. Despite the unsettling events during the quarter, "globalization" continues to be the operative word in terms of construction of Ashfield's portion of the Fund. Far from being a negative, Ashfield believes cross-border opportunities should allow its holdings to grow at faster rates than the domestic economy might otherwise dictate. In the end, Ashfield believes that globalization is a win-win proposition and is best reflected in a rising standard of living, particularly in emerging markets.

Copper Rock notes that it remains encouraged at prospects for its investment process as company fundamentals and earnings are back in focus. Copper Rock expects U.S. gross domestic product growth to be within a tighter range going forward, which, with a slower growth environment, should lend itself to a market backdrop where there is more stock differentiation. As such, those stocks should be rewarded for having strong and sustainable growth rates. The Copper Rock management team expects to continue to find ideas across all sectors through its fundamental, bottom-up stock selection. The relative overweight in technology for its portion of the Fund should continue to be a result of the bottom-up theme regarding cloud computing and connected devices. On the other hand, within the consumer discretionary sector, Copper Rock expects to maintain its relative underweight in retail, as Copper Rock believes the consumer remains challenged and will likely face more challenges with the recent spike in oil prices. Copper Rock expects to continue to be generally underweight in health care, although more recently the firm has found additional health services ideas in the sector to close in on this relative underweight.

Eagle believes the key to recent market returns have simply been a function of the market's current free-cash-flow yields. Corporations, emerging from survival mode, have not yet increased capital spending or hiring. And, the consensus seems to be that companies eventually will spend their cash and a capital-spending-led recovery will take hold. This seems to be the case thus far, but the recent headline-grabbing factors could slow the capital-spending cycle. Many are surprised the stock market continued to produce strong returns in spite of headline news that was difficult to overlook: select European bond yields were at all-time highs; the world's third-largest economy suffered dual disasters; state and local cutbacks continued in the U.S.; oil prices were at several-year highs; housing prices fell to a new post-bubble low; and developed nations continued to have high debt burdens. However, Eagle believes that inflation is transitory and the economic recovery will remain sluggish; consequently, Eagle believes it is unlikely that the Fed will end its second round of quantitative easing or raise interest rates in 2011.

In addition, Eagle is hopeful that correlations will return to normal sooner or later and the market will eventually reward strong fundamentals. Eagle also notes that high correlations and a strong market are unusual, and it is a faint memory as to when correlations have been so far above normal in a strong market. As this process continues, Eagle believes its portion of the Fund should benefit from the maturation of what it considers to be a subdued recovery.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	28.82%	3.12%	5.34%	7.78%
Class A with load	07/31/03	21.10%	1.66%	n/a	6.35%
Class A without load	07/31/03	28.43%	2.87%	n/a	7.18%
Institutional Class	12/20/06[1]	29.00%	n/a	n/a	3.62%
Russell 2000 Growth Index	12/31/96	31.04%	4.34%	6.44%	5.02%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisers different than the Fund's former adviser, and the Fund's former adviser became a sub-adviser to the Fund. In addition, effective following the close of business on February 27, 2009, the Fund's former co-sub-adviser was replaced with Ashfield Capital Partners, LLC. As a result, the Fund's performance prior to these dates may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.74% and 1.30%; 3.18% and 1.55%; and 1.14% and 1.05%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2011 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 98.7%		
Advertising Agencies — 0.4%		
MDC Partners, Cl A	26,407	$ 443
Total Advertising Agencies		443
Aerospace/Defense — 0.8%		
Esterline Technologies*	5,778	409
Transdigm Group*	6,185	518
Total Aerospace/Defense		927
Aerospace/Defense-Equipment — 2.4%		
AAR*	33,843	938
BE Aerospace*	25,839	918
Heico	7,754	485
Kaman	9,008	317
Triumph Group	2,894	256
Total Aerospace/Defense-Equipment		2,914
Airlines — 0.6%		
Alaska Air Group*	4,941	313
Copa Holdings, Cl A	7,387	390
Total Airlines		703
Alternative Waste Technologies — 0.3%		
Calgon Carbon*	23,458	372
Total Alternative Waste Technologies		372
Apparel Manufacturers — 0.6%		
G-III Apparel Group*	7,273	273
Under Armour, Cl A*	6,965	474
Total Apparel Manufacturers		747
Applications Software — 1.1%		
Check Point Software Technologies*	6,095	311
NetSuite*	13,437	391
Progress Software*	21,184	616
Total Applications Software		1,318
Auction House/Art Dealer — 0.6%		
Sotheby's	13,697	720
Total Auction House/Art Dealer		720
Auto Repair Centers — 0.8%		
Monro Muffler Brake	27,761	916
Total Auto Repair Centers		916
Auto/Truck Parts & Equipment-Original — 1.3%		
Amerigon*	16,182	247
Federal-Mogul*	12,846	320
Modine Manufacturing*	41,075	663
Tenneco*	7,885	335
Total Auto/Truck Parts & Equipment-Original		1,565

Description	Shares	Value (000)
Auto-Medium & Heavy Duty Trucks — 0.0%		
Oshkosh*	1,499	$ 53
Total Auto-Medium & Heavy Duty Trucks		53
Batteries/Battery Systems — 0.4%		
EnerSys*	13,430	534
Total Batteries/Battery Systems		534
Building & Construction Products-Miscellaneous — 0.2%		
Trex, Inc.*	8,695	284
Total Building & Construction Products-Miscellaneous		284
Chemicals-Diversified — 1.1%		
Gulf Resources*	27,045	168
Olin	19,628	450
Solutia*	28,480	723
Total Chemicals-Diversified		1,341
Chemicals-Specialty — 1.0%		
Balchem	5,155	193
Newmarket	4,453	705
Stepan	3,475	252
Total Chemicals-Specialty		1,150
Coal — 0.4%		
Cloud Peak Energy*	22,850	493
Total Coal		493
Coffee — 0.7%		
Green Mountain Coffee Roasters*	13,118	848
Total Coffee		848
Commercial Banks-Central US — 0.1%		
First Financial Bancorp	7,658	128
Total Commercial Banks-Central US		128
Commercial Banks-Eastern US — 0.7%		
CIT Group*	9,905	422
FNB	37,403	394
Total Commercial Banks-Eastern US		816
Commercial Banks-Southern US — 0.7%		
Cardinal Financial	43,285	505
First Citizens Bancshares, Cl A	1,825	366
Total Commercial Banks-Southern US		871
Commercial Services — 1.4%		
Acacia Research — Acacia Technologies*	14,315	490
HMS Holdings*	14,744	1,207
Total Commercial Services		1,697
Commercial Services-Finance — 0.6%		
Dollar Financial*	15,929	330
Total System Services	22,073	398
Total Commercial Services-Finance		728

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Shares	Value (000)
Computer Aided Design — 0.3%		
Aspen Technology*	25,670	$ 385
Total Computer Aided Design		385
Computer Graphics — 0.4%		
Monotype Imaging Holdings*	32,809	476
Total Computer Graphics		476
Computer Services — 1.1%		
iGate	19,100	358
IHS, Cl A*	2,364	210
SYKES Enterprises*	20,315	402
Syntel	2,926	153
VanceInfo Technologies ADR*	6,291	197
Total Computer Services		1,320
Computer Software — 0.1%		
SS&C Technologies Holdings*	4,534	93
Total Computer Software		93
Computers-Integrated Systems — 0.6%		
Riverbed Technology*	14,388	542
Stratasys*	3,487	164
Total Computers-Integrated Systems		706
Consulting Services — 1.1%		
Advisory Board*	7,139	368
Gartner*	10,000	417
Towers Watson, Cl A	9,964	552
Total Consulting Services		1,337
Consumer Products-Miscellaneous — 0.2%		
Sodastream International*	4,427	194
Total Consumer Products-Miscellaneous		194
Containers-Metal/Glass — 0.2%		
Crown Holdings*	7,390	285
Total Containers-Metal/Glass		285
Containers-Paper/Plastic — 0.4%		
Rock-Tenn, Cl A	6,378	442
Total Containers-Paper/Plastic		442
Cosmetics & Toiletries — 0.4%		
Elizabeth Arden*	14,050	422
Total Cosmetics & Toiletries		422
Dental Supplies & Equipment — 0.2%		
Sirona Dental Systems*	3,889	195
Total Dental Supplies & Equipment		195

Description	Shares	Value (000)
Disposable Medical Products — 0.2%		
ICU Medical*	4,806	$ 210
Total Disposable Medical Products		210
Distribution/Wholesale — 1.7%		
MWI Veterinary Supply*	8,879	716
Titan Machinery*	16,190	409
WESCO International*	13,955	872
Total Distribution/Wholesale		1,997
Diversified Manufacturing Operations — 1.2%		
Harsco	10,231	361
LSB Industries*	16,395	650
Matthews International, Cl A	10,834	418
Total Diversified Manufacturing Operations		1,429
E-Commerce/Products — 1.2%		
Shutterfly*	27,490	1,439
Total E-Commerce/Products		1,439
E-Commerce/Services — 0.6%		
IAC/InterActiveCorp*	12,800	396
OpenTable*	2,749	292
Total E-Commerce/Services		688
Electric Products-Miscellaneous — 0.5%		
GrafTech International*	29,192	602
Total Electric Products-Miscellaneous		602
Electric-Transmission — 0.4%		
ITC Holdings	7,092	496
Total Electric-Transmission		496
Electronic Components-Miscellaneous — 1.5%		
Daktronics	26,607	286
OSI Systems*	6,145	231
Plexus*	16,013	561
Rogers*	6,645	299
Zagg*	59,725	449
Total Electronic Components-Miscellaneous		1,826
Electronic Components-Semiconductors — 4.2%		
Cavium Networks*	15,794	709
Ceva*	6,164	165
Diodes*	28,178	960
Entropic Communications*	121,206	1,024
Microsemi*	1,046	22
MIPS Technologies*	31,116	326
Netlogic Microsystems*	23,180	974
Skyworks Solutions*	10,882	353
Spreadtrum Communications ADR*	25,210	468
Total Electronic Components-Semiconductors		5,001

Description	Shares	Value (000)
Electronic Connectors — 0.2%		
Amphenol, Cl A	4,445	$ 242
Total Electronic Connectors		242
Electronic Design Automation — 0.4%		
Magma Design Automation*	61,363	418
Total Electronic Design Automation		418
Electronic Measuring Instruments — 0.3%		
Orbotech*	30,359	390
Total Electronic Measuring Instruments		390
Electronic Parts Distribution — 0.3%		
Avnet*	10,704	365
Total Electronic Parts Distribution		365
Electronic Security Devices — 0.2%		
American Science & Engineering	2,427	224
Total Electronic Security Devices		224
E-Marketing/Information — 1.5%		
comScore*	14,507	428
Constant Contact*	8,658	302
Liquidity Services*	20,165	360
QuinStreet*	15,026	342
ValueClick*	24,000	347
Total E-Marketing/Information		1,779
Energy-Alternate Sources — 0.7%		
LDK Solar ADR*	33,672	412
Trina Solar ADR*	13,693	413
Total Energy-Alternate Sources		825
Engineering/R&D Services — 0.6%		
KBR	5,950	225
McDermott International*	21,340	542
Total Engineering/R&D Services		767
Engines-Internal Combustion — 0.3%		
Briggs & Stratton	15,959	361
Total Engines-Internal Combustion		361
Enterprise Software/Services — 0.3%		
Ultimate Software Group*	6,321	371
Total Enterprise Software/Services		371
Entertainment Software — 0.5%		
Take-Two Interactive Software*	37,400	575
Total Entertainment Software		575
Filtration/Separation Products — 0.9%		
Polypore International*	19,631	1,130
Total Filtration/Separation Products		1,130

Description	Shares	Value (000)
Finance-Consumer Loans — 1.4%		
Encore Capital Group*	8,497	$ 201
Portfolio Recovery Associates*	15,115	1,287
SLM*	12,443	190
Total Finance-Consumer Loans		1,678
Finance-Investment Banker/Broker — 0.3%		
Evercore Partners, Cl A	11,500	394
Total Finance-Investment Banker/Broker		394
Finance-Other Services — 0.2%		
Higher One Holdings*	18,800	272
Total Finance-Other Services		272
Food-Baking — 0.4%		
Flowers Foods	16,435	448
Total Food-Baking		448
Food-Canned — 0.3%		
TreeHouse Foods*	5,754	327
Total Food-Canned		327
Food-Retail — 0.2%		
Fresh Market*	6,355	240
Total Food-Retail		240
Footwear & Related Apparel — 1.0%		
Steven Madden*	18,908	887
Wolverine World Wide	9,908	370
Total Footwear & Related Apparel		1,257
Gas-Distribution — 0.4%		
UGI	14,086	463
Total Gas-Distribution		463
Health Care Cost Containment — 0.2%		
Examworks Group*	11,586	258
Total Health Care Cost Containment		258
Hotels & Motels — 0.4%		
Wyndham Worldwide	15,785	502
Total Hotels & Motels		502
Human Resources — 1.2%		
51job ADR*	4,162	266
Kelly Services, Cl A*	11,515	250
Korn/Ferry International*	39,780	886
Total Human Resources		1,402
Industrial Audio & Video Products — 0.9%		
Dolby Laboratories, Cl A*	8,691	428
Imax*	20,685	661
Total Industrial Audio & Video Products		1,089

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2011

Description	Shares	Value (000)
Industrial Automation/Robotics — 0.4%		
Cognex	16,331	$ 461
Total Industrial Automation/Robotics		461
Industrial Gases — 0.4%		
Airgas	6,305	419
Total Industrial Gases		419
Instruments-Scientific — 0.4%		
FEI*	14,924	503
Total Instruments-Scientific		503
Insurance Brokers — 0.4%		
Willis Group Holdings	11,920	481
Total Insurance Brokers		481
Internet Application Software — 0.4%		
Vocus*	18,224	471
Total Internet Application Software		471
Internet Content-Information/News — 0.8%		
Dice Holdings*	37,717	570
Travelzoo*	5,148	343
Total Internet Content-Information/News		913
Internet Telephony — 0.2%		
Broadsoft*	4,687	224
Total Internet Telephony		224
Investment Companies — 0.3%		
KKR Financial Holdings	39,781	389
Total Investment Companies		389
Lasers-Systems/Components — 1.3%		
Coherent*	6,355	369
II-VI*	5,611	279
Newport*	28,985	517
Rofin-Sinar Technologies*	10,860	429
Total Lasers-Systems/Components		1,594
Machinery-Construction & Mining — 0.3%		
Astec Industries*	10,593	395
Total Machinery-Construction & Mining		395
Machinery-Electrical — 0.3%		
Regal-Beloit	4,262	315
Total Machinery-Electrical		315

Description	Shares	Value (000)
Machinery-General Industry — 2.4%		
Altra Holdings*	11,430	$ 270
Applied Industrial Technologies	12,115	403
Chart Industries*	17,037	938
Gardner Denver	3,857	301
Robbins & Myers	16,631	765
Tennant	6,210	261
Total Machinery-General Industry		2,938
Machinery-Material Handling — 0.2%		
Cascade	4,715	210
Total Machinery-Material Handling		210
Medical Information Systems — 0.8%		
athenahealth*	7,605	343
Computer Programs & Systems	5,874	378
Medidata Solutions*	7,685	196
Total Medical Information Systems		917
Medical Instruments — 0.5%		
Bruker*	29,140	608
Total Medical Instruments		608
Medical Labs & Testing Services — 0.3%		
Laboratory Corp of America Holdings*	4,520	416
Total Medical Labs & Testing Services		416
Medical Products — 2.7%		
American Medical Systems Holdings*	20,640	447
Cooper	12,244	850
Hanger Orthopedic Group*	31,833	829
Hospira*	2,935	162
PSS World Medical*	8,487	230
ZOLL Medical*	16,387	734
Total Medical Products		3,252
Medical-Biomedical/Genetic — 1.0%		
Bio-Rad Laboratories, Cl A*	5,525	664
Emergent Biosolutions*	8,827	213
Life Technologies*	6,980	366
Total Medical-Biomedical/Genetic		1,243
Medical-Drugs — 0.2%		
Medicis Pharmaceutical, Cl A	6,497	208
Total Medical-Drugs		208
Medical-Generic Drugs — 0.4%		
Impax Laboratories*	19,915	507
Total Medical-Generic Drugs		507
Medical-Nursing Homes — 0.2%		
Ensign Group	6,130	196
Total Medical-Nursing Homes		196

Description	Shares	Value (000)
Medical-Outpatient/Home Medical — 1.2%		
Air Methods*	14,640	$ 984
Gentiva Health Services*	17,650	495
Total Medical-Outpatient/Home Medical		1,479
Metal Processors & Fabricators — 0.4%		
Ladish*	9,515	520
Total Metal Processors & Fabricators		520
Miscellaneous Manufacturing — 0.4%		
Trimas*	19,760	425
Total Miscellaneous Manufacturing		425
Networking Products — 1.6%		
Acme Packet*	7,844	557
Anixter International	8,576	599
LogMeIn*	5,825	246
Netgear*	15,392	499
Total Networking Products		1,901
Non-Ferrous Metals — 0.2%		
Materion*	4,620	188
Total Non-Ferrous Metals		188
Oil Companies-Exploration & Production — 3.0%		
Approach Resources*	16,269	547
Brigham Exploration*	16,616	618
Georesources*	10,089	315
Magnum Hunter Resources*	61,228	525
Northern Oil and Gas*	12,905	344
Oasis Petroleum*	32,519	1,028
Rosetta Resources*	5,190	247
Total Oil Companies-Exploration & Production		3,624
Oil Field Machinery & Equipment — 0.5%		
Lufkin Industries	6,428	601
Total Oil Field Machinery & Equipment		601
Oil-Field Services — 2.3%		
CARBO Ceramics	7,816	1,103
North American Energy Partners*	17,855	220
Oil States International*	9,625	733
Tesco*	31,348	688
Total Oil-Field Services		2,744
Paper & Related Products — 0.3%		
Rayonier REIT	4,900	305
Total Paper & Related Products		305
Patient Monitoring Equipment — 0.4%		
Masimo	14,347	475
Total Patient Monitoring Equipment		475

Description	Shares	Value (000)
Pharmacy Services — 1.8%		
Catalyst Health Solutions*	27,587	$ 1,543
SXC Health Solutions*	12,242	671
Total Pharmacy Services		2,214
Physician Practice Management — 1.3%		
IPC The Hospitalist*	25,062	1,138
Mednax*	6,480	432
Total Physician Practice Management		1,570
Power Conversion/Supply Equipment — 0.4%		
Advanced Energy Industries*	31,975	523
Total Power Conversion/Supply Equipment		523
Property/Casualty Insurance — 0.9%		
Enstar Group*	5,325	532
ProAssurance*	7,980	506
Total Property/Casualty Insurance		1,038
Publishing-Books — 0.7%		
John Wiley & Sons, Cl A	16,456	837
Total Publishing-Books		837
Racetracks — 0.3%		
Penn National Gaming*	11,035	409
Total Racetracks		409
Reinsurance — 0.8%		
Allied World Assurance	6,102	382
Argo Group International Holdings	8,908	294
Reinsurance Group of America	5,170	325
Total Reinsurance		1,001
REITs-Apartments — 0.5%		
Associated Estates Realty	37,798	600
Total REITs-Apartments		600
REITs-Diversified — 0.3%		
DuPont Fabros Technology	16,590	402
Total REITs-Diversified		402
REITs-Hotels — 0.3%		
Hersha Hospitality Trust	60,364	359
Total REITs-Hotels		359
Rental Auto/Equipment — 0.9%		
United Rentals*	30,842	1,026
Total Rental Auto/Equipment		1,026
Research & Development — 0.3%		
Parexel International*	16,471	410
Total Research & Development		410

SCHEDULE OF INVESTMENTS

As of March 31, 2011

Description	Shares	Value (000)
Retail-Apparel/Shoe — 1.1%		
Express	14,846	$ 290
Guess?	19,576	770
Men's Wearhouse	9,199	249
Total Retail-Apparel/Shoe		1,309
Retail-Automobile — 0.6%		
Group 1 Automotive	9,530	408
Lithia Motors, Cl A	19,005	277
Total Retail-Automobile		685
Retail-Discount — 0.4%		
99 Cents Only Stores*	21,918	430
Total Retail-Discount		430
Retail-Home Furnishings — 0.4%		
Pier 1 Imports*	51,575	523
Total Retail-Home Furnishings		523
Retail-Pawn Shops — 0.8%		
Ezcorp, Cl A*	17,360	545
First Cash Financial Services*	9,758	377
Total Retail-Pawn Shops		922
Retail-Perfume & Cosmetics — 0.5%		
Ulta Salon Cosmetics & Fragrance*	11,743	565
Total Retail-Perfume & Cosmetics		565
Retail-Restaurants — 1.1%		
BJ's Restaurants*	9,564	376
Buffalo Wild Wings*	7,790	424
Texas Roadhouse	30,353	516
Total Retail-Restaurants		1,316
Retail-Vitamins/Nutrient Supplements — 0.4%		
Vitamin Shoppe*	15,003	508
Total Retail-Vitamins/Nutrient Supplements		508
Rubber-Tires — 0.5%		
Cooper Tire & Rubber	24,277	625
Total Rubber-Tires		625
S&L/Thrifts-Central US — 0.2%		
Capitol Federal Financial	16,737	189
Total S&L/Thrifts-Central US		189
Satellite Telecommunications — 0.2%		
EchoStar, Cl A*	6,665	252
Total Satellite Telecommunications		252
Seismic Data Collection — 0.7%		
OYO Geospace*	8,607	848
Total Seismic Data Collection		848

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 1.1%		
Cirrus Logic*	24,373	$ 513
Emulex*	24,224	258
Standard Microsystems*	7,945	196
TriQuint Semiconductor*	30,173	389
Total Semiconductor Components-Integrated Circuits		1,356
Semiconductor Equipment — 3.4%		
Amtech Systems*	16,995	429
Entegris*	73,428	644
Kulicke & Soffa Industries*	50,355	471
Lam Research*	6,125	347
MKS Instruments	6,193	206
Nanometrics*	24,590	445
Photronics*	25,170	226
Ultratech*	15,886	467
Varian Semiconductor Equipment Associates*	8,387	408
Veeco Instruments*	8,780	446
Total Semiconductor Equipment		4,089
Super-Regional Banks-US — 0.3%		
Huntington Bancshares	55,665	370
Total Super-Regional Banks-US		370
Telecommunication Equipment — 1.0%		
Anaren*	18,880	379
Plantronics	22,495	824
Total Telecommunication Equipment		1,203
Telecommunications Equipment-Fiber Optics — 1.0%		
Finisar*	37,715	928
Harmonic*	22,595	212
Total Telecommunications Equipment-Fiber Optics		1,140
Telecommunications Services — 0.2%		
Motricity*	19,196	289
Total Telecommunications Services		289
Television — 0.1%		
Sinclair Broadcast Group, Cl A	11,780	148
Total Television		148
Textile-Apparel — 0.2%		
Perry Ellis International*	7,020	193
Total Textile-Apparel		193
Theaters — 0.7%		
Cinemark Holdings	11,251	217
National CineMedia	34,108	637
Total Theaters		854
Toys — 0.3%		
Hasbro	7,695	360
Total Toys		360

Description	Shares	Value (000)
Transactional Software — 1.6%		
ACI Worldwide*	12,362	$ 405
Synchronoss Technologies*	21,288	740
VeriFone Systems*	14,452	794
Total Transactional Software		1,939
Transport-Equipment & Leasing — 0.5%		
Greenbrier*	19,368	550
Total Transport-Equipment & Leasing		550
Transport-Marine — 0.3%		
Tidewater	6,757	404
Total Transport-Marine		404
Transport-Services — 0.3%		
Hub Group, Cl A*	8,676	314
Total Transport-Services		314
Transport-Truck — 0.3%		
JB Hunt Transport Services	9,120	414
Total Transport-Truck		414
Travel Services — 0.4%		
Interval Leisure Group*	26,160	428
Total Travel Services		428
Veterinary Diagnostics — 0.2%		
Neogen*	6,085	252
Total Veterinary Diagnostics		252
Virtual Reality Products — 0.9%		
RealD*	40,629	1,112
Total Virtual Reality Products		1,112
Wire & Cable Products — 0.5%		
General Cable*	14,361	622
Total Wire & Cable Products		622
Total Common Stock (Cost $88,215)		118,408
Affiliated Mutual Fund — 1.3%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	1,599,080	1,599
Total Affiliated Mutual Fund (Cost $1,599)		1,599
Total Investments — 100.0% (Cost $89,814)		120,007
Other Assets and Liabilities, Net — 0.0%		52
Total Net Assets — 100.0%		$ 120,059

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$118,408	$—	$—	$118,408
Affiliated Mutual Fund	1,599	—	—	1,599
Total Investments	$120,007	$—	$—	$120,007

Refer to the "Security Valuation" section of Note 2 for further information.

OLD MUTUAL TS&W MID-CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual TS&W Mid-Cap Value Fund underperformed its benchmark, the Russell Midcap Value Index. The Fund's Institutional Class shares posted a 20.61% return versus a 22.26% return for the Index.*

- *The technology and consumer staples sectors contributed most to the Fund's performance. The main detractors from Fund performance were attributed to stock selection in the consumer discretionary sector.*

- *Stocks that contributed to the Fund's performance included specialty pharmaceutical firm Valeant Pharmaceuticals, nitrogen fertilizer producer CF Industries Holdings, and pharmaceutical services company AmerisourceBergen.*

- *Among the top detractors were mortgage-processing provider Lender Processing Services, hard-drive maker Western Digital, and electronics retailer RadioShack (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") underperformed its benchmark, the Russell Midcap Value Index (the "Index"). The Fund's Institutional Class shares posted a 20.61% return versus a 22.26% return for the Index. Performance for all share classes can be found on page 48.

Q. What investment environment did the Fund face during the past period?

A. The twelve-month fiscal period started and ended with huge macro events: the Gulf oil spill, violence in the Middle East, and the tragic natural disasters in Japan. The oil spill in April 2010 had a dramatic negative impact on U.S. stocks, while more recent events that have occurred farther from home were barely a blip in performance. The past fiscal year has generally been a "risk-on" market environment, which proved to be a difficult climate for the Fund's investment process as money flowed into low-quality stocks. More recently though, inflation expectations ticked up and so did interest in high-quality companies. The U.S. Federal Reserve Board's (the "Fed") second round of quantitative easing will soon be coming to an end, which should be another positive for cash-rich companies with strong balance sheets. The past few months, in particular, were a much more favorable market environment for the Fund.

Q. Which market factors influenced the Fund's relative performance?

A. Over the course of the fiscal year, the risk trade was an important part of market dynamics, with investors alternately seeking and avoiding riskier stocks based on shifting macroeconomic winds. There were also signs that other factors, including company fundamentals, were attracting attention again.

The technology and consumer staples sectors contributed most to the Fund's performance. Within the technology sector, semiconductor stocks and companies with exposure to communications proved to be the key. The consumer staples sector was the weakest Index sector over the last year, so the Fund's underweight position was additive to its relative performance, and the Fund was also able to focus on some of the outperforming stocks in the group.

The main detractors from Fund performance were attributed to stock selection in the consumer discretionary sector, as well as a negative allocation effect derived from the underweight position in the energy sector, which was the strongest performing sector in the Index. The shortfall in the consumer discretionary sector was broadly attributable to industry selection, as retailers and various media- and entertainment-related industries underperformed. This was exacerbated by stock-specific setbacks in a handful of names.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included specialty pharmaceutical firm Valeant Pharmaceuticals, nitrogen fertilizer producer CF Industries Holdings, and pharmaceutical services company AmerisourceBergen. Valeant Pharmaceuticals raised its full-year-guidance estimates and put its cash to use by making two acquisitions during the first quarter of 2011. CF Industries Holdings, the world's second-largest producer of nitrogen fertilizer, continued to outperform as global agricultural demand strengthened. AmerisourceBergen continued to benefit from good long-term growth prospects being driven by the aging U.S. population, increased demand for more profitable generic drugs, and the potential for increased health care coverage.

Among the top detractors were mortgage-processing provider Lender Processing Services, hard-drive maker Western Digital, and electronics retailer RadioShack (no longer a Fund holding). Lender Processing Services, the nation's leading provider of mortgage processing services and mortgage default solutions, traded off during the quarter on concerns that foreclosures have slowed down, which led to lower volumes. Western Digital traded off in sympathy with other hardware manufacturers on concerns regarding weakening PC demand. Despite reporting a rise in profit, RadioShack came under pressure on concerns regarding increased mobile device competition from retailers such as Best Buy, along with news that Sam's Club would not be renewing its contract for the 400 cell-phone kiosks that RadioShack currently operates within Sam's Club stores.

Q. What is the investment outlook for the mid-capitalization value equity market?

A. Thompson, Siegel & Walmsley, LLC ("TS&W") believes the market is now beginning to look forward to the end of the second round of quantitative easing this summer and anticipate whether a third round will be forthcoming or whether organic growth can sustain the recovery from here. Pressure on growth continues as consumers pay down debt while facing higher food and energy prices, along with high unemployment and a possible further reduction in home prices. Given the likelihood of growth scarcity, TS&W believes the Fund will be at an advantage due to its positive growth characteristics relative to the Index average. TS&W is also looking for the Fund's significant valuation discount versus the Index to provide a margin of safety in the event of another reversal.

Top Ten Holdings
as of March 31, 2011

Annaly Capital Management	3.3%
Sempra Energy	3.1%
CMS Energy	2.8%
PG&E	2.6%
HCC Insurance Holdings	2.6%
Quest Diagnostics	2.3%
CenterPoint Energy	2.3%
TJX	2.3%
AON	2.3%
Bemis	2.1%
As a % of Total Fund Investments	25.7%

OLD MUTUAL TS&W MID-CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized Inception to Date
Class Z	12/09/08	20.59%	22.73%
Class A with load	06/04/07	13.23%	(2.80)%
Class A without load	06/04/07	20.14%	(1.28)%
Institutional Class	06/04/07	20.61%	(0.87)%
Russell Midcap Value Index	06/04/07	22.26%	(0.83)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.39% and 1.13%; 1.95% and 1.41%; and 1.07% and 1.01%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2011 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2011

Description	Shares	Value (000)
Common Stock — 97.6%		
Aerospace/Defense-Equipment — 1.5%		
Alliant Techsystems	61,550	$ 4,350
Total Aerospace/Defense-Equipment		4,350
Agricultural Chemicals — 0.8%		
CF Industries Holdings	16,500	2,257
Total Agricultural Chemicals		2,257
Apparel Manufacturers — 1.5%		
VF	43,900	4,325
Total Apparel Manufacturers		4,325
Auto-Medium & Heavy Duty Trucks — 1.5%		
Oshkosh*	122,300	4,327
Total Auto-Medium & Heavy Duty Trucks		4,327
Beverages-Non-Alcoholic — 1.5%		
Coca-Cola Enterprises	158,400	4,324
Total Beverages-Non-Alcoholic		4,324
Commercial Banks-Western US — 0.7%		
East West Bancorp	97,700	2,145
Total Commercial Banks-Western US		2,145
Commercial Services-Finance — 2.4%		
H&R Block	215,134	3,601
Lender Processing Services	99,300	3,196
Total Commercial Services-Finance		6,797
Computers-Memory Devices — 2.5%		
SanDisk*	93,300	4,300
Western Digital*	76,500	2,853
Total Computers-Memory Devices		7,153
Consulting Services — 3.2%		
SAIC*	248,500	4,205
Towers Watson, Cl A	91,200	5,058
Total Consulting Services		9,263
Containers-Metal/Glass — 1.8%		
Crown Holdings*	130,300	5,027
Total Containers-Metal/Glass		5,027
Containers-Paper/Plastic — 2.0%		
Bemis	176,400	5,788
Total Containers-Paper/Plastic		5,788
Data Processing/Management — 2.0%		
Fidelity National Information Services	175,886	5,750
Total Data Processing/Management		5,750

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.8%		
ITT	87,700	$ 5,266
Total Diversified Manufacturing Operations		5,266
E-Commerce/Services — 1.2%		
Expedia	156,200	3,539
Total E-Commerce/Services		3,539
Electric-Integrated — 6.8%		
CMS Energy	401,000	7,876
OGE Energy	86,200	4,358
PG&E	164,100	7,250
Total Electric-Integrated		19,484
Electronic Components-Miscellaneous — 0.5%		
Garmin	42,500	1,439
Total Electronic Components-Miscellaneous		1,439
Electronic Components-Semiconductors — 1.7%		
Micron Technology*	306,100	3,508
Skyworks Solutions*	44,200	1,433
Total Electronic Components-Semiconductors		4,941
Engineering/R&D Services — 3.8%		
EMCOR Group*	163,184	5,054
Foster Wheeler*	57,700	2,171
URS*	79,300	3,652
Total Engineering/R&D Services		10,877
Finance-Investment Banker/Broker — 1.7%		
TD Ameritrade Holding	237,200	4,950
Total Finance-Investment Banker/Broker		4,950
Food-Miscellaneous/Diversified — 1.8%		
Ralcorp Holdings*	73,700	5,043
Total Food-Miscellaneous/Diversified		5,043
Gas-Distribution — 7.1%		
CenterPoint Energy	367,650	6,456
NiSource	271,400	5,205
Sempra Energy	161,000	8,614
Total Gas-Distribution		20,275
Independent Power Producer — 0.6%		
NRG Energy*	85,200	1,835
Total Independent Power Producer		1,835
Insurance Brokers — 3.8%		
AON	121,309	6,425
Willis Group Holdings	108,220	4,368
Total Insurance Brokers		10,793

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2011

Description	Shares	Value (000)
Internet Security — 1.1%		
Symantec*	172,300	$ 3,194
Total Internet Security		3,194
Medical Labs & Testing Services — 2.3%		
Quest Diagnostics	113,200	6,534
Total Medical Labs & Testing Services		6,534
Medical Products — 1.8%		
Hospira*	93,500	5,161
Total Medical Products		5,161
Medical-Drugs — 4.3%		
Endo Pharmaceuticals Holdings*	113,856	4,345
Forest Laboratories*	177,600	5,736
Valeant Pharmaceuticals International	43,100	2,147
Total Medical-Drugs		12,228
Medical-Generic Drugs — 1.5%		
Mylan*	190,300	4,314
Total Medical-Generic Drugs		4,314
Medical-Wholesale Drug Distributors — 2.0%		
AmerisourceBergen	146,200	5,784
Total Medical-Wholesale Drug Distributors		5,784
Motion Pictures & Services — 0.6%		
DreamWorks Animation SKG, Cl A*	63,000	1,760
Total Motion Pictures & Services		1,760
Non-Hazardous Waste Disposal — 1.4%		
Republic Services	133,315	4,005
Total Non-Hazardous Waste Disposal		4,005
Oil & Gas Drilling — 1.2%		
Noble	78,000	3,558
Total Oil & Gas Drilling		3,558
Oil Companies-Exploration & Production — 2.5%		
Petrohawk Energy*	73,700	1,809
Sandridge Energy*	173,797	2,225
Whiting Petroleum*	40,700	2,989
Total Oil Companies-Exploration & Production		7,023
Oil Field Machinery & Equipment — 1.3%		
Dresser-Rand Group*	67,100	3,598
Total Oil Field Machinery & Equipment		3,598
Paper & Related Products — 1.8%		
Rayonier REIT	82,800	5,159
Total Paper & Related Products		5,159

Description	Shares	Value (000)
Physician Practice Management — 1.2%		
Mednax*	51,700	$ 3,444
Total Physician Practice Management		3,444
Property/Casualty Insurance — 3.3%		
Arch Capital Group*	23,850	2,366
HCC Insurance Holdings	230,600	7,220
Total Property/Casualty Insurance		9,586
Publishing-Books — 0.9%		
John Wiley & Sons, Cl A	50,794	2,582
Total Publishing-Books		2,582
Reinsurance — 1.6%		
PartnerRe	56,100	4,445
Total Reinsurance		4,445
REITs-Health Care — 1.2%		
Health Care REIT	66,600	3,493
Total REITs-Health Care		3,493
REITs-Mortgage — 3.3%		
Annaly Capital Management	533,400	9,308
Total REITs-Mortgage		9,308
Retail-Apparel/Shoe — 2.8%		
Aeropostale*	178,250	4,335
Ross Stores	50,600	3,599
Total Retail-Apparel/Shoe		7,934
Retail-Computer Equipment — 1.3%		
GameStop, Cl A*	160,300	3,610
Total Retail-Computer Equipment		3,610
Retail-Major Department Store — 2.3%		
TJX	129,600	6,445
Total Retail-Major Department Store		6,445
Satellite Telecommunications — 1.0%		
EchoStar, Cl A*	77,025	2,915
Total Satellite Telecommunications		2,915
Semiconductor Equipment — 1.5%		
LAM Research*	75,200	4,261
Total Semiconductor Equipment		4,261
Telecommunications Services — 1.4%		
Amdocs*	143,500	4,140
Total Telecommunications Services		4,140

Description	Shares	Value (000)
Telephone-Integrated — 1.8%		
Windstream	393,400	$ 5,063
Total Telephone-Integrated		5,063
Total Common Stock (Cost $221,290)		279,492
Affiliated Mutual Fund — 0.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	2,605,222	2,605
Total Affiliated Mutual Fund (Cost $2,605)		2,605
Total Investments — 98.5% (Cost $223,895)		282,097
Other Assets and Liabilities, Net — 1.5%		4,303
Total Net Assets — 100.0%		$286,400

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$279,492	$—	$—	$279,492
Affiliated Mutual Fund	2,605	—	—	2,605
Total Investments	$282,097	$—	$—	$282,097

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W SMALL CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual TS&W Small Cap Value Fund underperformed its benchmark, the Russell 2000 Value Index. The Fund's Class Z shares posted a 16.37% return versus a 20.63% return for the Index.*

- *The underperformance during the fiscal year was attributed primarily to stock selection decisions in the consumer discretionary and energy sectors. The finance sector was the biggest contributor to relative returns over the period.*

- *Stocks that contributed to the Fund's performance included managed-care provider HealthSpring, petroleum refiner Holly (no longer a Fund holding), and health care technology company SXC Health Solutions.*

- *Among the top detractors to Fund performance were home-health-care provider Amedisys, electronic-payment processor Net 1 UEPS Technologies, and designer jean maker and distributor True Religion Apparel (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual TS&W Small Cap Value Fund (the "Fund") underperformed its benchmark, the Russell 2000 Value Index (the "Index"). The Fund's Class Z shares posted a 16.37% return versus a 20.63% return for the Index. Performance for all share classes can be found on page 54.

Q. What investment environment did the Fund face during the past period?

A. The twelve-month period started and ended with huge macro events: the Gulf oil spill, violence in the Middle East, and the tragic natural disasters in Japan. The oil spill in April 2010 had a dramatic negative impact on U.S. stocks, while more recent events that have occurred farther from home were barely a blip in performance. The past fiscal year has generally been a "risk-on" market environment, which proved to be a difficult climate for the Fund's investment process as money flowed into low-quality stocks. More recently though, inflation expectations ticked up and so did interest in high-quality companies. The U.S. Federal Reserve Board's (the "Fed") second round of quantitative easing will soon be coming to an end, which should be another positive for cash-rich companies with strong balance sheets. The past few months, in particular, were a much more favorable market environment for the Fund.

Q. Which market factors influenced the Fund's relative performance?

A. This fiscal period began with a market correction in the second quarter of 2010 but the cyclical rally resumed in the third quarter and has continued more or less unabated since then. In fact, the benchmark Index was up more than 20% for the full twelve months, and performance was led by the energy and materials sectors.

The underperformance during the fiscal year was attributed primarily to stock selection decisions in the consumer discretionary and energy sectors. In the former group, selected holdings in the categories of apparel manufacturers, advertising agencies and education services suffered as a result of high cotton prices, increased competition from online advertising entrants, and scrutiny from media regulators, respectively. With respect to the Fund's energy holdings, companies with natural gas exposure led to the underperformance in the sector.

The finance sector was the biggest contributor to relative returns over the period. Performance was derived in equal parts from (1) being underweight one of the weakest economic sectors in the Index, and (2) from stock selection within the sector, especially among banks.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included managed-care provider HealthSpring, petroleum refiner Holly (no longer a Fund holding), and health care technology company SXC Health Solutions. HealthSpring's stock appreciated after announcing the acquisition of privately held health care firm, Bravo Health, which was perceived to be accretive. HealthSpring's primary focus is on Medicare programs, particularly in the southeastern part of the U.S. Holly benefited from rising gasoline prices and news of its merger with Frontier Oil. SXC Health Solutions, a pharmacy-benefit-management company, continued to benefit from rising health care costs, as clients turned to these types of companies to save money.

Among the top detractors to Fund performance were home-health-care provider Amedisys, electronic-payment processor Net 1 UEPS Technologies, and designer jean maker and distributor True Religion Apparel (no longer a Fund holding). Shares of Amedisys came under pressure as the company continued to deal with a federal investigation sparked by a *Wall Street Journal* article questioning the business practices of the entire industry. Net 1 UEPS Technologies' stock also came under pressure due to uncertainties regarding a contract renewal with South Africa's social security system, despite experiencing growth from markets in Ghana, Iraq, and the U.S. True Religion Apparel continued to benefit from the return of the consumer — reporting a 20% increase in sales and a 10% jump in profits — while remaining debt free. However, despite being fundamentally solid, the stock was sold off among other high-end retailers during the first quarter of 2011. Additionally, the stock was hurt by the rising dollar, as the company expanded its retail operations across Europe.

Q. What is the investment outlook for the small-capitalization value equity market?

A. Thompson, Siegel & Walmsley, LLC ("TS&W") believes structural problems in the economy, especially excess leverage, continue to inhibit growth. While the employment picture is getting slightly better, the overhang of housing stock along with higher gas and food prices are taking a toll on consumer spending. In this environment, TS&W believes the Fund should be at an advantage due to its superior growth characteristics relative to the benchmark average. However, TS&W remains cautious and conscious of the potential for further reversals and strives to maintain a valuation discount versus the Index.

TS&W is encouraged by continued indications that the environment for its investment process is improving. Value and momentum factors no longer appear to be acting as headwinds, and both equity correlations and market volatility are dropping, which is favorable to a manager like TS&W who is focused on picking stocks through fundamental analysis.

Top Ten Holdings
as of March 31, 2011*

EnerSys	2.0%
Actuant, Cl A	1.9%
Atlas Air Worldwide Holdings	1.9%
SVB Financial Group	1.8%
SXC Health Solutions	1.8%
Tower Group	1.7%
Unisource Energy	1.7%
Andersons	1.7%
Cleco	1.7%
Health Management Associates, Cl A	1.6%
As a % of Total Fund Investments	17.8%

* Excludes short-term affiliated mutual fund.

OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/31/00	16.37%	1.79%	11.34%	12.38%
Class A with load	07/31/03	9.35%	0.34%	n/a	9.29%
Class A without load	07/31/03	16.01%	1.53%	n/a	10.14%
Institutional Class	12/09/08	16.48%	n/a	n/a	21.77%
Russell 2000 Value Index	07/31/00	20.63%	2.23%	9.01%	9.71%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.31% and 1.26%; 1.48% and 1.51%; and 1.17% and 1.11%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2011 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2011

Description	Shares	Value (000)
Common Stock — 97.0%		
Advanced Materials/Products — 1.3%		
Ceradyne*	33,991	$ 1,532
Total Advanced Materials/Products		1,532
Aerospace/Defense-Equipment — 2.9%		
Curtiss-Wright	39,100	1,374
Kaman	20,000	704
Orbital Sciences*	79,300	1,500
Total Aerospace/Defense-Equipment		3,578
Agricultural Operations — 1.7%		
Andersons	41,800	2,037
Total Agricultural Operations		2,037
Airlines — 0.9%		
Hawaiian Holdings*	178,400	1,072
Total Airlines		1,072
Apparel Manufacturers — 2.7%		
Carter's*	53,200	1,523
G-III Apparel Group*	24,700	928
Quiksilver*	185,000	818
Total Apparel Manufacturers		3,269
Auto/Truck Parts & Equipment-Original — 0.3%		
Fuel Systems Solutions*	13,600	410
Total Auto/Truck Parts & Equipment-Original		410
Batteries/Battery Systems — 2.0%		
EnerSys*	62,200	2,472
Total Batteries/Battery Systems		2,472
Building Products-Doors & Windows — 0.4%		
Apogee Enterprises	35,700	471
Total Building Products-Doors & Windows		471
Casino Hotels — 0.6%		
Ameristar Casinos	38,200	678
Total Casino Hotels		678
Chemicals-Plastics — 1.6%		
A Schulman	64,500	1,594
Spartech*	50,600	367
Total Chemicals-Plastics		1,961
Circuit Boards — 0.7%		
Multi-Fineline Electronix*	29,900	844
Total Circuit Boards		844

Description	Shares	Value (000)
Commercial Banks-Central US — 2.9%		
First Financial Bancorp	30,500	$ 509
First Financial Bankshares	8,700	447
Sterling Bancshares	8,250	71
Texas Capital Bancshares*	23,500	611
Wintrust Financial	52,500	1,929
Total Commercial Banks-Central US		3,567
Commercial Banks-Southern US — 2.0%		
Bank of the Ozarks	13,700	599
Iberiabank	30,900	1,858
Total Commercial Banks-Southern US		2,457
Commercial Banks-Western US — 3.5%		
Columbia Banking System	66,100	1,267
SVB Financial Group*	38,200	2,175
Western Alliance Bancorp*	105,700	869
Total Commercial Banks-Western US		4,311
Commercial Services — 0.7%		
Acacia Research — Acacia Technologies*	26,600	910
Total Commercial Services		910
Commercial Services-Finance — 3.3%		
Coinstar*	28,500	1,309
Euronet Worldwide*	70,465	1,362
NET 1 UEPS Technologies*	72,800	626
Wright Express*	13,700	710
Total Commercial Services-Finance		4,007
Consulting Services — 0.5%		
FTI Consulting*	15,800	606
Total Consulting Services		606
Containers-Paper/Plastic — 0.5%		
Temple-Inland	26,800	627
Total Containers-Paper/Plastic		627
Data Processing/Management — 0.4%		
CSG Systems International*	23,800	475
Total Data Processing/Management		475
Distribution/Wholesale — 1.4%		
MWI Veterinary Supply*	13,600	1,097
Watsco	8,700	607
Total Distribution/Wholesale		1,704
Diversified Manufacturing Operations — 2.7%		
Actuant, Cl A	79,650	2,310
LSB Industries*	23,500	931
Total Diversified Manufacturing Operations		3,241

SCHEDULE OF INVESTMENTS

As of March 31, 2011

Description	Shares	Value (000)
E-Commerce/Products — 1.2%		
NutriSystem	32,700	$ 474
Shutterfly*	18,900	989
Total E-Commerce/Products		1,463
Electric-Integrated — 3.4%		
Cleco	58,900	2,020
Unisource Energy	58,100	2,099
Total Electric-Integrated		4,119
Electronic Components-Semiconductors — 1.8%		
International Rectifier*	21,600	714
Silicon Image*	165,800	1,487
Total Electronic Components-Semiconductors		2,201
E-Marketing/Information — 0.9%		
ValueClick*	73,900	1,069
Total E-Marketing/Information		1,069
Enterprise Software/Services — 0.7%		
SYNNEX*	25,700	841
Total Enterprise Software/Services		841
Filtration/Separation Products — 1.2%		
Polypore International*	25,700	1,480
Total Filtration/Separation Products		1,480
Finance-Consumer Loans — 2.0%		
Ocwen Financial*	82,100	905
World Acceptance*	23,500	1,532
Total Finance-Consumer Loans		2,437
Financial Guarantee Insurance — 0.9%		
MGIC Investment*	116,100	1,032
Total Financial Guarantee Insurance		1,032
Food-Miscellaneous/Diversified — 0.8%		
Hain Celestial Group*	28,500	920
Total Food-Miscellaneous/Diversified		920
Gas-Distribution — 1.3%		
Southwest Gas	40,600	1,582
Total Gas-Distribution		1,582
Gold Mining — 0.5%		
Royal Gold	12,000	629
Total Gold Mining		629
Investment Management/Advisory Services — 0.5%		
Altisource Portfolio Solutions*	18,666	573
Total Investment Management/Advisory Services		573

Description	Shares	Value (000)
Machinery-General Industry — 0.5%		
Manitowoc	27,800	$ 608
Total Machinery-General Industry		608
Machinery-Material Handling — 0.5%		
NACCO Industries, Cl A	5,500	609
Total Machinery-Material Handling		609
Medical-Drugs — 0.8%		
Medicis Pharmaceutical, Cl A	30,100	964
Total Medical-Drugs		964
Medical-Generic Drugs — 0.4%		
Par Pharmaceutical*	16,400	510
Total Medical-Generic Drugs		510
Medical-HMO — 1.5%		
HealthSpring*	47,700	1,783
Total Medical-HMO		1,783
Medical-Hospitals — 1.6%		
Health Management Associates, Cl A*	180,500	1,967
Total Medical-Hospitals		1,967
Medical-Nursing Homes — 0.4%		
Kindred Healthcare*	19,700	470
Total Medical-Nursing Homes		470
Medical-Outpatient/Home Medicine — 2.0%		
Air Methods*	12,700	854
Almost Family*	16,600	625
Amedisys*	26,200	917
Total Medical-Outpatient/Home Medicine		2,396
Metal Processors & Fabricators — 1.0%		
Dynamic Materials	23,100	646
LB Foster, Cl A	13,710	591
Total Metal Processors & Fabricators		1,237
Multimedia — 0.7%		
EW Scripps, Cl A*	85,500	846
Total Multimedia		846
Non-Ferrous Metals — 0.2%		
USEC*	50,300	221
Total Non-Ferrous Metals		221
Oil & Gas Drilling — 0.5%		
Patterson-UTI Energy	21,600	635
Total Oil & Gas Drilling		635
Oil Companies-Exploration & Production — 1.4%		
Venoco*	100,550	1,718
Total Oil Companies-Exploration & Production		1,718

Description	Shares	Value (000)
Oil-Field Services — 1.9%		
Helix Energy Solutions Group*	49,200	$ 846
Newpark Resources*	189,200	1,487
Total Oil-Field Services		2,333
Paper & Related Products — 1.7%		
Boise	100,000	916
Schweitzer-Mauduit International	23,764	1,203
Total Paper & Related Products		2,119
Pharmacy Services — 1.8%		
SXC Health Solutions*	38,800	2,126
Total Pharmacy Services		2,126
Power Conversion/Supply Equipment — 0.6%		
Power-One*	83,000	726
Total Power Conversion/Supply Equipment		726
Printing-Commercial — 1.6%		
Consolidated Graphics*	11,000	601
Valassis Communications*	44,300	1,291
Total Printing-Commercial		1,892
Property/Casualty Insurance — 1.7%		
Tower Group	88,050	2,116
Total Property/Casualty Insurance		2,116
Reinsurance — 0.8%		
Alterra Capital Holdings	41,300	923
Total Reinsurance		923
REITs-Diversified — 1.2%		
PS Business Parks	25,900	1,501
Total REITs-Diversified		1,501
REITs-Health Care — 1.5%		
Omega Healthcare Investors	80,000	1,787
Total REITs-Health Care		1,787
REITs-Hotels — 2.1%		
Ashford Hospitality Trust	53,100	585
LaSalle Hotel Properties	71,600	1,933
Total REITs-Hotels		2,518
REITs-Mortgage — 1.0%		
Capstead Mortgage	91,700	1,172
Total REITs-Mortgage		1,172
REITs-Office Property — 2.4%		
BioMed Realty Trust	80,365	1,528
Brandywine Realty Trust	117,700	1,429
Total REITs-Office Property		2,957

Description	Shares	Value (000)
Rental Auto/Equipment — 2.6%		
Rent-A-Center	54,100	$ 1,889
RSC Holdings*	90,700	1,304
Total Rental Auto/Equipment		3,193
Retail-Automobile — 0.4%		
America's Car-Mart*	20,100	518
Total Retail-Automobile		518
Retail-Convenience Store — 0.4%		
Susser Holdings*	39,500	517
Total Retail-Convenience Store		517
Retail-Miscellaneous/Diversified — 0.5%		
PriceSmart	15,500	568
Total Retail-Miscellaneous/Diversified		568
Retail-Office Supplies — 0.8%		
OfficeMax*	72,200	934
Total Retail-Office Supplies		934
Retail-Pawn Shops — 2.5%		
Cash America International	34,300	1,580
First Cash Financial Services*	39,100	1,509
Total Retail-Pawn Shops		3,089
Schools — 0.1%		
Capella Education*	3,200	159
Total Schools		159
Semiconductor Equipment — 0.5%		
Kulicke & Soffa Industries*	60,600	567
Total Semiconductor Equipment		567
Telecommunication Equipment — 2.2%		
Comtech Telecommunications	35,936	977
Plantronics	45,000	1,648
Total Telecommunication Equipment		2,625
Therapeutics — 0.8%		
Questcor Pharmaceuticals*	64,800	934
Total Therapeutics		934
Toys — 0.5%		
Jakks Pacific*	31,100	602
Total Toys		602
Transport-Air Freight — 1.9%		
Atlas Air Worldwide Holdings*	33,000	2,301
Total Transport-Air Freight		2,301
Transport-Equipment & Leasing — 0.6%		
TAL International Group	18,600	675
Total Transport-Equipment & Leasing		675

OLD MUTUAL TS&W SMALL CAP VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Shares	Value (000)
Transport-Marine — 0.5%		
Gulfmark Offshore, Cl A*	13,700	$ 610
Total Transport-Marine		610
Transport-Services — 1.4%		
Bristow Group*	36,200	1,712
Total Transport-Services		1,712
Transport-Truck — 1.5%		
Old Dominion Freight Line*	53,250	1,869
Total Transport-Truck		1,869
Wireless Equipment — 1.8%		
Ceragon Networks*	68,100	823
RF Micro Devices*	216,000	1,384
Total Wireless Equipment		2,207
Total Common Stock (Cost $89,722)		**117,789**
Investment Company — 1.0%		
Value-Small Cap — 1.0%		
iShares Russell 2000 Value Index Fund	15,900	1,199
Total Value-Small Cap		1,199
Total Investment Company (Cost $1,061)		**1,199**
Affiliated Mutual Fund — 1.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	2,385,178	2,385
Total Affiliated Mutual Fund (Cost $2,385)		**2,385**
Total Investments — 99.9% (Cost $93,168)		**121,373**
Other Assets and Liabilities, Net — 0.1%		**83**
Total Net Assets — 100.0%		**$ 121,456**

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$117,789	$—	$—	$117,789
Investment Company	1,199	—	—	1,199
Affiliated Mutual Fund	2,385	—	—	2,385
Total Investments	**$121,373**	**$—**	**$—**	**$121,373**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY CORE BOND FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 5.38% return versus a 5.12% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. The accommodative monetary and fiscal policies greatly assisted the recovery of risk assets in the markets, while the broader economy still struggled to enter an expansion phase. The credit markets posted solid returns through the third quarter of 2010 as interest rates declined over lingering fears of a double-dip recession, but reacted differently once a second round of quantitative easing was discussed at the Federal Reserve Bank of Kansas City Economic Symposium in August 2010. Riskier assets, especially high-yield bonds and equities, were re-embraced by investors during the fourth quarter of 2010 after U.S. Federal Reserve Board (the "Fed") Chairman Ben Bernanke made clear that he would continue to provide highly accommodative monetary policy through a second round of quantitative easing. While Treasury rates moved higher during the fourth quarter of 2010 and the first quarter of 2011, the Fund benefited from a narrowing in spreads, which helped returns in fixed-income "spread products." Spread products typically include agency securities, asset-backed securities, corporate bonds, high-yield bonds and mortgage-backed securities. The S&P 500 also saw positive gains during the quarter.

Q. Which market factors influenced the Fund's relative performance?

A. Although the equity markets embraced the second quantitative easing, the fixed-income markets viewed it as inflationary. In fact, the 10-year U.S. Treasury yield spiked higher from its 2010 fourth-quarter low and ended the calendar year at 3.30%. Rising rates during the fourth quarter led to a -2.64% return for U.S. Treasuries, contributing to the -1.30% quarterly return for the Index.

Despite major headwinds entering the first quarter of 2011 — the geopolitical turmoil that exploded across the Middle East and North Africa, the catastrophic effects of nature and then engineering in Japan, and the persistent sovereign debt debacle that continued creeping across Europe — corporate bonds and structured products generated excess returns as investors' demand for yield supported further narrowing in spreads. Nothing seemed to dampen the spirit and risk appetite of investors during the first three months of 2011, and despite continuing evidence of an anemic recovery in employment and the latest grim news of renewed weakness across the housing market, investors eagerly concluded corporate earnings and valuations fully justified higher risk profiles.

Q. How did portfolio composition affect Fund performance?

A. The spread compression experienced during the first quarter of 2011 was a welcome reversal of 2010's fourth-quarter rise in interest rates. The Fund's strategy to maintain greater exposure to corporate securities, as well as selective exposure to high-yield and investment-grade credit, all contributed to excess performance. In addition, the Fund's overweight to commercial mortgage-backed securities helped, as it was one of the best-performing sectors in 2010. A negative for the Fund was an underweight in mortgage-backed securities, as this sector performed reasonably well during 2010.

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Barrow Hanley Core Bond Fund outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index. The Fund's Institutional Class shares posted a 5.38% return versus a 5.12% return for the Index.*

- *Despite major headwinds entering the first quarter of 2011, corporate bonds and structured products generated excess returns as investors' demand for yield supported further narrowing in spreads.*

- *The Fund's strategy to maintain greater exposure to corporate securities, as well as selective exposure to high-yield and investment-grade credit, all contributed to excess performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Top Ten Holdings as of March 31, 2011*	
U.S. Treasury Note 3.625%, 02/15/21	5.2%
U.S. Treasury Bond 3.875%, 08/15/40	3.1%
FHLMC Gold 5.500%, 12/01/37	2.2%
FNMA 5.000%, 07/01/40	2.2%
FHLMC Gold 4.500%, 05/01/25	1.9%
FNMA 5.500%, 11/01/36	1.9%
FNMA 5.000%, 03/01/38	1.9%
FNMA 5.000%, 05/01/38	1.7%
U.S. Treasury Note 2.000%, 01/31/16	1.3%
GNMA 5.500%, 02/15/40	1.2%
As a % of Total Fund Investments	22.6%

* Excludes short-term affiliated mutual fund.

Q. What is the investment outlook for the intermediate-term fixed-income market?

A. Going forward, Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley") is somewhat concerned that sustainable growth in the U.S. economy is not yet fully viable, so the firm does not expect inflation to be a near-term concern. Barrow Hanley believes there are several headwinds to growth, which include high unemployment, consumer deleveraging, the sustained drag from housing, and government austerity measures. Barrow Hanley expects these factors will continue to limit acceleration in the economy and core inflation.

Consequently, Barrow Hanley believes interest rates should remain rangebound throughout 2011, with the Fed holding steady and the yield curve steep. Barrow Hanley also believes low rates, strong corporate profitability, and improving balance sheets should continue to support demand for fixed-income spread product, warranting the Fund's strategy to remain overweight in non-Treasury issues. Furthermore, merger and acquisition activity and increased shareholder-friendly initiatives should heighten the Fund's focus on individual security selection.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	5.38%	7.45%
Barclays Capital U.S. Aggregate Bond Index	11/19/07	5.12%	5.67%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 0.79% and 0.71%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2011 — % of Total Fund Investments



OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2011

Description	Face Amount (000)	Value (000)
Corporate Bonds — 53.3%		
Aflac		
8.500%, 05/15/19	$ 80	$ 97
Alltel		
7.000%, 07/01/12	155	166
Altria Group		
9.700%, 11/10/18	155	204
American Express		
8.150%, 03/19/38	110	147
American Express Credit, MTN		
5.125%, 08/25/14	250	270
Analog Devices		
3.000%, 04/15/16	65	65
Anheuser-Busch InBev Worldwide		
3.000%, 10/15/12	200	206
Archer Daniels Midland		
5.765%, 03/01/41	100	102
AT&T		
5.100%, 09/15/14	275	301
AT&T 144A,		
5.350%, 09/01/40	123	110
Avis Budget Car Rental / Avis Budget		
Finance 7.750%, 05/15/16	200	206
Bank of America		
4.500%, 04/01/15	160	166
Bank of New York Mellon,		
4.950%, 11/01/12	80	85
Bank of New York Mellon, MTN		
1.500%, 01/31/14	160	160
Baxter International		
1.800%, 03/15/13	95	96
Bear Stearns		
7.250%, 02/01/18	330	384
Becton Dickinson		
3.250%, 11/12/20	125	117
BP Capital Markets		
3.200%, 03/11/16	205	204
Burlington Northern Santa Fe		
7.950%, 08/15/30	85	108
Calfrac Holdings 144A,		
7.500%, 12/01/20	120	124
Cameron International		
6.375%, 07/15/18	95	107
Canadian Imperial Bank of Commerce		
1.450%, 09/13/13	185	184
Caterpillar Financial Services, MTN		
6.125%, 02/17/14	180	203
Cequel Communications Holdings I and Cequel Capital 144A,		
8.625%, 11/15/17	175	183
Cisco Systems		
1.625%, 03/14/14	170	170
Citigroup		
6.125%, 11/21/17	90	98
6.010%, 01/15/15	195	213
Cliffs Natural Resources		
4.875%, 04/01/21	45	44

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
CME Group		
5.750%, 02/15/14	$ 180	$ 199
CNA Financial		
7.350%, 11/15/19	100	113
Coca-Cola		
0.750%, 11/15/13	270	266
Columbus Southern Power		
5.500%, 03/01/13	235	252
Comcast		
6.300%, 11/15/17	180	203
5.875%, 02/15/18	90	99
ConocoPhillips		
4.600%, 01/15/15	200	218
Cooper United States		
3.875%, 12/15/20	100	97
2.375%, 01/15/16	190	187
Covidien International Finance		
2.800%, 06/15/15	160	160
CSC Holdings		
8.625%, 02/15/19	175	200
Dell		
3.375%, 06/15/12	110	113
DIRECTV Holdings		
6.350%, 03/15/40	65	65
3.550%, 03/15/15	180	184
Dominion Resources		
1.800%, 03/15/14	255	255
Dow Chemical		
4.250%, 11/15/20	80	76
2.500%, 02/15/16	65	63
Duke Energy Indiana		
6.050%, 06/15/16	175	197
E.I. du Pont de Nemours		
5.875%, 01/15/14	33	37
3.250%, 01/15/15	200	207
Eaton		
5.600%, 05/15/18	125	139
Ebay		
0.875%, 10/15/13	110	109
Energy Transfer Partners		
9.000%, 04/15/19	95	120
8.500%, 04/15/14	215	251
Ensco		
4.700%, 03/15/21	105	104
Enterprise Products Operating		
6.125%, 10/15/39	135	134
5.650%, 04/01/13	170	183
Exelon Generation		
6.250%, 10/01/39	120	117
5.200%, 10/01/19	115	117
Express Scripts		
6.250%, 06/15/14	220	244
Frac Tech Services 144A,		
7.125%, 11/15/18	150	154

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
France Telecom		
4.375%, 07/08/14	$ 125	$ 134
General Electric Capital		
5.900%, 05/13/14	140	155
5.875%, 01/14/38	280	276
5.625%, 05/01/18	145	157
5.300%, 02/11/21	80	81
Goldman Sachs Group		
6.750%, 10/01/37	95	96
5.950%, 01/18/18	200	215
Goodyear Tire & Rubber		
10.500%, 05/15/16	95	106
HCP		
5.375%, 02/01/21	165	167
Health Care REIT		
5.250%, 01/15/22	105	103
3.625%, 03/15/16	90	89
Hewlett-Packard		
6.125%, 03/01/14	180	202
Honeywell International		
4.250%, 03/01/13	185	196
Hospira		
6.050%, 03/30/17	140	155
International Business Machines		
7.625%, 10/15/18	150	188
4.750%, 11/29/12	180	191
ITT		
4.900%, 05/01/14	205	219
John Deere Capital, MTN		
4.900%, 09/09/13	195	212
JPMorgan Chase		
3.700%, 01/20/15	240	247
Keycorp, MTN		
5.100%, 03/24/21	75	75
Koninklijke Philips Electronics		
5.750%, 03/11/18	100	112
Kraft Foods		
6.500%, 02/09/40	100	107
Leucadia National		
7.125%, 03/15/17	100	105
Lloyds TSB Bank		
6.375%, 01/21/21	85	89
Lorillard Tobacco		
8.125%, 06/23/19	115	134
Marathon Oil		
6.000%, 10/01/17	135	152
Marathon Petroleum 144A,		
3.500%, 03/01/16	140	140
Masco		
6.125%, 10/03/16	125	128
Medassets 144A,		
8.000%, 11/15/18	120	123
Medtronic		
3.000%, 03/15/15	310	319

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
MEMC Electronics Materials 144A,		
7.750%, 04/01/19	$ 125	$ 128
Merrill Lynch,		
6.500%, 07/15/18	250	270
6.400%, 08/28/17	325	354
Metlife		
5.000%, 11/24/13	185	199
Midamerican Energy Holdings		
5.875%, 10/01/12	200	214
NASDAQ OMX Group		
4.000%, 01/15/15	75	74
National Fuel Gas		
8.750%, 05/01/19	105	129
National Rural Utilities Cooperative		
1.125%, 11/01/13	155	154
Navistar International		
8.250%, 11/01/21	175	194
New Albertsons		
8.000%, 05/01/31	175	143
Nisource Finance		
10.750%, 03/15/16	95	123
Nova Chemicals		
8.625%, 11/01/19	175	196
Novartis Capital		
2.900%, 04/24/15	225	230
NRG Energy		
7.375%, 01/15/17	175	183
Omnicare		
7.750%, 06/01/20	200	212
Oneok Partners		
6.125%, 02/01/41	165	165
Petrobras International Finance		
6.875%, 01/20/40	50	52
3.875%, 01/27/16	65	65
PNC Funding		
4.250%, 09/21/15	280	294
PPG Industries		
1.900%, 01/15/16	60	57
Prudential Financial, MTN		
5.100%, 09/20/14	155	167
PSEG Power		
7.750%, 04/15/11	55	55
QVC 144A,		
7.500%, 10/01/19	275	289
Qwest		
8.875%, 03/15/12	155	166
Rabobank Nederland, MTN		
2.125%, 10/13/15	160	154
Rent-A-Center 144A,		
6.625%, 11/15/20	175	172
Rogers Communications		
5.500%, 03/15/14	150	165
Sanofi-Aventis		
4.000%, 03/29/21	150	147
1.625%, 03/28/14	225	225

OLD MUTUAL BARROW HANLEY CORE BOND FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Sempra Energy		
6.500%, 06/01/16	$ 115	$ 131
Simon Property Group		
5.750%, 12/01/15	140	156
SLM, Ser A, MTN		
5.375%, 01/15/13	175	182
Southern Power,		
6.250%, 07/15/12	215	228
Spectra Energy Capital		
5.668%, 08/15/14	135	148
5.650%, 03/01/20	135	143
Starwood Hotels & Resorts Worldwide		
7.875%, 10/15/14	300	343
State Street		
4.300%, 05/30/14	110	118
2.875%, 03/07/16	220	219
Suntrust Banks		
3.600%, 04/15/16	75	75
Targa Resources Partners LP / Targa Resources Partners Finance 144A,		
7.875%, 10/15/18	205	216
Teck Resources		
6.000%, 08/15/40	75	76
10.250%, 05/15/16	118	142
Telecom Italia Capital		
4.950%, 09/30/14	80	83
Telefonica Emisiones SAU		
4.949%, 01/15/15	75	79
Tesoro		
9.750%, 06/01/19	245	278
Time Warner Cable		
6.750%, 07/01/18	240	273
TransCanada PipeLines		
7.625%, 01/15/39	150	186
Travelers Property Casualty		
5.000%, 03/15/13	265	283
Tyco Electronics Group		
6.550%, 10/01/17	160	183
Tyco International Finance		
8.500%, 01/15/19	145	187
Union Electric		
6.700%, 02/01/19	165	190
United Parcel Service		
3.125%, 01/15/21	255	236
United Rentals North America		
9.250%, 12/15/19	200	222
UnitedHealth Group		
4.875%, 02/15/13	250	265
US Bancorp,		
1.375%, 09/13/13	195	195
Valero Energy		
9.375%, 03/15/19	60	77
6.625%, 06/15/37	75	76

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Verizon Wireless Capital		
8.500%, 11/15/18	$ 205	$ 263
Wells Fargo,		
4.600%, 04/01/21	145	143
Westar Energy		
6.000%, 07/01/14	70	77
Westpac Banking		
2.250%, 11/19/12	175	178
Willis North America		
6.200%, 03/28/17	100	107
Xcel Energy		
5.613%, 04/01/17	377	404
Xerox		
4.250%, 02/15/15	145	152
Total Corporate Bonds (Cost $24,072)		**25,346**
U.S. Government Agency Obligations — 28.3%		
FNMA		
6.500%, 09/01/36	432	486
6.000%, 11/01/36	120	131
6.000%, 04/01/39	347	379
5.500%, 12/01/35	241	259
5.500%, 01/01/36	233	251
5.500%, 02/01/36	157	169
5.500%, 04/01/36	52	56
5.500%, 11/01/36	242	259
5.500%, 11/01/36	843	902
5.500%, 12/01/36	417	447
5.500%, 08/01/37	228	245
5.500%, 03/01/38	255	274
5.500%, 06/01/38	340	365
5.500%, 12/01/38	352	379
5.125%, 01/02/14	235	256
5.000%, 12/01/23	106	112
5.000%, 03/01/36	253	266
5.000%, 03/01/38	851	891
5.000%, 05/01/38	781	818
5.000%, 07/01/40	979	1,027
4.500%, 04/01/24	160	169
FHLMC Gold		
6.000%, 09/01/37	175	190
6.000%, 12/01/37	98	106
5.500%, 11/01/36	135	144
5.500%, 12/01/36	217	232
5.500%, 12/01/37	970	1,039
5.500%, 10/01/39	334	356
5.000%, 04/01/23	151	161
5.000%, 11/01/23	120	127
5.000%, 09/01/35	309	325
4.500%, 05/01/25	868	913
3.500%, 10/01/25	182	183

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
GNMA		
5.500%, 02/15/40	$ 538	$ 583
5.000%, 02/20/41	449	478
4.500%, 10/20/40	463	479
Total U.S. Government Agency Obligations (Cost $13,017)		13,457
U.S. Treasury Obligations — 9.5%		
U.S. Treasury Bond		
3.875%, 08/15/40	1,620	1,450
U.S. Treasury Note		
3.625%, 02/15/21	2,430	2,465
2.000%, 01/31/16	625	620
Total U.S. Treasury Obligations (Cost $4,538)		4,535
Mortgage Related — 4.5%		
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	345	370
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW14, Cl A4		
5.201%, 12/11/38	290	306
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	260	269
Citigroup Commercial Mortgage Trust, CMBS, Ser 2004-C2, Cl A3		
4.380%, 10/15/41	254	256
Citigroup/Deutsche Bank Commercial Mortgage Trust, CMBS, Ser 2007-CD5, Cl A4		
5.886%, 11/15/44(D)	320	346
Freddie Mac REMICS, CMO, Ser 2011-3817, Cl QA		
4.000%, 03/15/26	345	361
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	244	247
Total Mortgage Related (Cost $1,935)		2,155
Asset-Backed Securities — 1.6%		
Automobiles — 0.8%		
Honda Auto Receivables Owner Trust, Ser 2009-3, Cl A4		
3.300%, 09/15/15	205	212
World Omni Auto Receivables Trust, Ser 2011-A, Cl A3		
1.110%, 05/15/15	145	145
Total Automobiles		357

Description	Face Amount (000)/Shares	Value (000)
Other — 0.8%		
CNH Equipment Trust, Ser 2010-C, Cl A3		
1.170%, 05/15/15	$ 210	$ 210
John Deere Owner Trust, Ser 2009-A, Cl A3		
2.590%, 10/15/13	65	65
John Deere Owner Trust, Ser 2009-A, Cl A4		
3.960%, 05/16/16	100	104
Total Other		379
Total Asset-Backed Securities (Cost $725)		736
Affiliated Mutual Fund — 2.7%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05%(A)	1,297,521	1,298
Total Affiliated Mutual Fund (Cost $1,298)		1,298
Total Investments — 99.9% (Cost $45,585)		47,527
Other Assets and Liabilities, Net — 0.1%		54
Total Net Assets — 100.0%		$ 47,581

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ —	$ 25,346	$—	$ 25,346
U.S. Government Agency Obligations	—	13,457	—	13,457
U.S. Treasury Obligations	—	4,535	—	4,535
Mortgage Related	—	2,155	—	2,155
Asset-Backed Securities	—	736	—	736
Affiliated Mutual Fund	1,298	—	—	1,298
Total Investments	$ —	$ 47,527	$—	$ 47,527

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Cash Reserves Fund underperformed its benchmark, the Lipper Money Market Funds Average. The Fund's Class Z shares posted a 0.01% return versus a 0.03% return for the Index.*

- *While overall commercial-paper issuance decreased, the Fund's ability to diversify into certificates of deposit and short-dated corporate notes benefited the Fund's performance.*

- *The Fund's allocation to U.S.-agency discount notes decreased over the period. Maturing U.S.-agency securities were replaced with high-quality commercial paper and certificates of deposit.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Cash Reserves Fund (the "Fund") underperformed its benchmark, the Lipper Money Market Funds Average (the "Index"). The Fund's Class Z shares posted a 0.01% return versus a 0.03% return for the Index. Performance for all share classes can be found on page 67.

Q. What investment environment did the Fund face during the past period?

A. The money market fund industry underwent significant changes in 2010. The Securities and Exchange Commission (the "SEC") adopted new regulations and rules designed to increase transparency, decrease risk, and ultimately provide more protection for money market fund investors. These changes led to increased demand for short-dated money market securities. Shrinking supply of the commercial paper market, down over 50% from its mid-2007 peak, further exacerbated the problem. Short-term rates remained at historic lows. The benchmark two-year U.S. Treasury note, which is highly correlated to U.S. Federal Reserve Board (the "Fed") monetary policy expectations, closed out the calendar year at 0.61% after beginning the calendar year yielding 1.14%. After spiking to 0.54% during the summer months, the three-month London Interbank Offered Rate compressed during the second half of the year to close out the period yielding 0.30%.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund remained highly liquid throughout the year and seamlessly transitioned to comply with the new SEC rules and regulations. While overall commercial-paper issuance decreased, the Fund's ability to diversify into certificates of deposit and short-dated corporate notes benefited the Fund's performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund's allocation to U.S.-agency discount notes decreased over the period. Maturing U.S.-agency securities were replaced with high-quality commercial paper and certificates of deposit.

Q. What is the investment outlook for the short-term fixed-income market?

A. Beginning in April 2011, the Federal Deposit Insurance Corporation will change the manner in which deposit insurance premiums are assessed. This change is being ushered in as a result of the Dodd-Frank financial reform bill and may combine with supply issues to affect interest rates in the overnight market on everything from repurchase agreements and bank deposits to yields on money market funds. Dwight Asset Management Company LLC ("Dwight") believes the shrinking supply and increased demand for money market securities will continue to plague the market. In addition, looming regulatory changes may present new challenges over the course of the year.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2011

	Inception Date	7-Day Yield	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	0.00%	0.01%	2.05%	1.79%	3.04%
Class A	06/04/07	0.00%	0.00%	n/a	n/a	1.15%
Institutional Class	06/04/07	0.05%	0.09%	n/a	n/a	1.31%
Lipper Money Market Funds Average	03/31/95	n/a	0.03%	2.02%	1.77%	3.18%

Past performance is not a guarantee of future results. The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to maintain a minimum yield of 0.00% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. Absent this voluntary expense reimbursement, the Fund's return would have been lower. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectuses as supplemented through December 21, 2010) are 0.88% and 0.30%; 2.24% and 0.55%; and 4.05% and 0.20%, respectively.

Return on a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Asset Class Weightings as of March 31, 2011 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — 62.5%		
Amsterdam Funding 144A,		
0.280%, 05/23/11	$ 3,000	$ 2,999
Antalis US Funding 144A,		
0.330%, 06/07/11	500	500
0.320%, 04/11/11	3,000	3,000
0.320%, 04/15/11	500	500
Atlantic Asset Securitization 144A,		
0.297%, 04/11/11	1,500	1,500
0.280%, 04/04/11	1,500	1,500
Barton Capital		
0.280%, 05/11/11	3,000	2,999
BPCE		
0.310%, 05/04/11	500	500
Caisse d' Amortissement de la Dette Sociale 144A,		
0.270%, 05/24/11	3,000	2,999
Cancara Asset Securitisation 144A,		
0.300%, 04/20/11	500	500
0.300%, 06/16/11	3,500	3,498
Commonwealth Bank of Australia 144A,		
0.255%, 05/25/11	4,400	4,398
Danske 144A,		
0.300%, 04/11/11	3,000	3,000
0.300%, 05/04/11	1,000	1,000
Fortis Funding 144A,		
0.350%, 05/11/11	3,000	2,999
Grampian Funding 144A,		
0.320%, 05/04/11	500	500
0.310%, 06/17/11	3,000	2,998
ING US Funding		
0.300%, 07/14/11	500	500
0.280%, 05/02/11	2,500	2,499
Kells Funding		
0.310%, 04/19/11	3,000	2,999
Lloyds TSB Bank		
0.280%, 05/02/11	500	500
Nationwide Building Society 144A,		
0.320%, 04/19/11	500	500
0.300%, 05/19/11	500	500
0.280%, 06/10/11	3,000	2,998
Nieuw Amsterdam Receivables 144A,		
0.280%, 04/19/11	3,100	3,099
0.280%, 05/04/11	900	900
Nordea North America		
0.280%, 04/07/11	3,000	3,000
Rabobank USA Financial		
0.280%, 04/15/11	2,500	2,500
Regency Markets No. 1 144A,		
0.290%, 06/10/11	3,900	3,898
Royal Bank of Scotland Group 144A,		
0.300%, 04/18/11	3,500	3,499
Scaldis Capital 144A,		
0.343%, 04/05/11	4,000	4,000
Sheffield Receivables 144A,		
0.270%, 04/14/11	2,000	2,000

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — continued		
Skandinaviska Enskilda Banken AB 144A,		
0.350%, 06/14/11	$ 3,000	$ 2,998
0.280%, 04/11/11	1,000	1,000
Societe Generale NY		
0.360%, 04/01/11	500	500
0.300%, 05/04/11	3,500	3,499
Sumitomo Mitsui Bank NY 144A,		
0.270%, 04/25/11	3,600	3,599
Svenska Handelsbanken 144A,		
0.270%, 05/09/11	1,250	1,249
Swedbank		
0.430%, 05/04/11	3,000	2,999
0.340%, 06/01/11	1,000	999
Thames Asset Global Securitization No 1 144A,		
0.220%, 04/20/11	689	689
Toyota Motor Credit		
0.250%, 05/09/11	3,000	2,999
Versailles Commercial Paper 144A,		
0.320%, 05/02/11	3,500	3,499
Total Commercial Paper (Cost $92,812)		92,812
Certificates of Deposit — 14.3%		
BNP Paribas New York		
0.348%, 06/08/11	1,300	1,300
Credit Agricole Corporate and Investment Bank		
0.300%, 04/18/11	3,000	3,000
Deutsche Bank NY		
0.300%, 04/13/11	3,000	3,000
Dexia NY International Co		
0.500%, 04/25/11	3,000	3,000
KBC Bank NV/New York NY		
0.540%, 06/29/11	1,000	1,000
0.490%, 04/28/11	3,000	3,000
Natixis NY Branch		
0.450%, 05/02/11	3,500	3,500
Rabobank Nederland NV/NY		
0.270%, 05/03/11	1,000	1,000
Sumitomo Mitsui Bank NY		
0.300%, 04/07/11	600	600
Svenska Handelsbanken Inc		
0.300%, 04/12/11	1,850	1,850
Total Certificates of Deposit (Cost $21,250)		21,250
Corporate Bonds — 1.5%		
Bank of Nova Scotia Houston		
0.812%, 05/12/11(E)	700	701
General Electric Capital		
0.505%, 04/28/11	63	63
Royal Bank of Canada		
1.053%, 04/11/11(E)	1,400	1,400
Total Corporate Bonds (Cost $2,164)		2,164

Description	Face Amount (000)	Value (000)
Repurchase Agreements (G) — 21.7%		
Bank of America Agency Backed Repurchase Agreement 0.130%, dated 3/31/2011, to be repurchased on 4/1/2011, repurchase price $7,200,026 (collateralized by various U.S. Government Obligations valued at $11,060,487, 0.000%-3.883%, 9/1/2039, total market value $7,321,276)	$ 7,200	$ 7,200
Goldman Sachs Agency Backed Repurchase Agreement 0.130%, dated 3/31/2011, to be repurchased on 4/1/2011, repurchase price $25,000,090 (collateralized by various U.S. Government Obligations valued at $61,766,451, 3.325%-6.525%, 10/1/2019 - 7/1/2039, total market value $25,402,909)	25,000	25,000
Total Repurchase Agreements (Cost $32,200)		32,200
Total Investments — 100.0% (Cost $148,426)		148,426
Other Assets and Liabilities, Net — 0.0%		10
Total Net Assets — 100.0%		$ 148,436

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Commercial Paper	$—	$ 92,812	$—	$ 92,812
Certificates of Deposit	—	21,250	—	21,250
Corporate Bonds	—	2,164	—	2,164
Repurchase Agreements	—	32,200	—	32,200
Total Investments	$—	$148,426	$—	$148,426

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT HIGH YIELD FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

• *For the fiscal year ended March 31, 2011, the Old Mutual Dwight High Yield Fund outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index. The Fund's Institutional Class shares posted a 14.81% return versus a 14.31% return for the Index.*

• *Investor demand for risk assets drove performance during the first quarter of 2011, with strong flows into mutual funds throughout the quarter and significant crossover demand from investment-grade funds.*

• *With the Fund's holdings leveraged to an improving economy, greater optimism about the economy contributed to the Fund's outperformance during this period.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index (the "Index"). The Fund's Institutional Class shares posted a 14.81% return versus a 14.31% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. The third quarter of 2010 started and ended with very strong months, following a volatile second quarter driven by concerns about Europe. While investors were still concerned about the strength of the economy, money market rates near zero and the U.S. Federal Reserve Board's (the "Fed") clear intent to keep rates low pushed out the yield curve and the risk spectrum. The high-yield securities sector continued to offer attractive spreads, if not especially compelling absolute yields. Concerns about Europe's sovereign debt once again impacted performance in the fourth quarter of 2010, as returns in November were negative after a strong October. December was strong with a vibrant new-issues market in the first half of the month before largely shutting down by mid-December. Meanwhile, investor demand for risk assets drove performance during the first quarter of 2011, with strong flows into mutual funds throughout the quarter and significant crossover demand from investment-grade funds.

Q. Which market factors influenced the Fund's relative performance?

A. The new-issues market was very active during the first quarter of 2011, with nearly $80 billion coming to market. Much of the issuance continued to be refinancing, but there was more leveraged buyout financing and even sponsor-dividend deals. Inflows into mutual funds accelerated with more than $6.5 billion in inflows during the quarter. The market's ability to absorb a new-issues calendar of this magnitude reflected the depth and breadth of demand for greater yield (and risk) in the current environment.

Q. How did portfolio composition affect Fund performance?

A. In the second quarter of 2010, the Fund benefited from an overweight in the transportation sector, as well as a marginally higher credit rating versus the Index. Higher-rated credits generally outperformed during the May sell-off, as participants moved higher in the credit spectrum to reduce risk. Going into the third quarter, the Fund was overweight industrials, and underweight both financials and utilities. Financials significantly outperformed during this period, while both industrials and utilities underperformed. Concerns about the strength of the economic recovery impacted industrials, which led to the Fund's slight underperformance. Financials continued to outperform and utilities continued to underperform during the fourth quarter of 2010. The Fund maintained its overweight in industrials, and underweight in financials and utilities going into 2011. Furthermore, financials continued to outperform, and utilities continued to underperform during the first quarter of the year. With the Fund's holdings leveraged to an improving economy, greater optimism about the economy contributed to the Fund's outperformance during this period.

Q. What is the investment outlook for the high-yield fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes that continued economic growth should benefit the cyclical industrial names that have been added to the Fund over the past year. As risk appetites increase, investor demand for these higher yielding names leveraged to the economy should also increase. And, if the likelihood of a double-dip recession increases, risk assets should be viewed less favorably and the market could experience a significant sell-off. Thus far, the market has absorbed the record level of new issuances, but if the market starts to balk at new issuances given the tighter spreads and lower yields, it could result in a general market backup.

*Top Ten Holdings
as of March 31, 2011**

CEVA Group 144A 11.625%, 10/01/16	2.8%
Goodyear Tire & Rubber 10.500%, 05/15/16	2.6%
Accuride 9.500%, 08/01/18	2.0%
RDS Ultra-Deepwater 144A 11.875%, 03/15/17	2.0%
Landry's Restaurants 11.625%, 12/01/15	2.0%
Carrizo Oil & Gas 144A 8.625%, 10/15/18	1.9%
Phillips-Van Heusen 7.375%, 05/15/20	1.9%
Maxim Crane Works LP 144A 12.250%, 04/15/15	1.9%
Brightstar 144A 9.500%, 12/01/16	1.9%
Huntington Ingalls Industries 144A 7.125%, 03/15/21	1.8%
As a % of Total Fund Investments	20.8%

* Excludes short-term affiliated mutual fund.

Dwight High Yield Fund

Old Mutual Dwight High Yield Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	14.81%	15.66%
Barclays Capital U.S. Corporate High-Yield Bond Index	11/19/07	14.31%	10.75%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 1.05% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2011 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2011

Description	Face Amount (000)	Value (000)
Corporate Bonds — 87.0%		
Accuride		
9.500%, 08/01/18	$ 200	$ 223
Acquisition Co Lanza Park		
10.000%, 06/01/17	91	100
Aircastle		
9.750%, 08/01/18	99	110
Alliance One International		
10.000%, 07/15/16	150	152
American Axle & Manufacturing		
Holdings 144A,		
9.250%, 01/15/17	20	22
AMGH Merger Sub 144A,		
9.250%, 11/01/18	37	40
Appleton Papers 144A,		
10.500%, 06/15/15	100	105
Ashtead Holdings 144A,		
8.625%, 08/01/15	130	136
Associated Materials 144A,		
9.125%, 11/01/17	94	101
Basic Energy Services 144A,		
7.750%, 02/15/19	40	41
Bi-Lo 144A,		
9.250%, 02/15/19	150	155
Bon-Ton Department Stores		
10.250%, 03/15/14	104	107
Brickman Group Holdings 144A,		
9.125%, 11/01/18	125	134
Briggs & Stratton		
6.875%, 12/15/20	75	79
Brightstar 144A,		
9.500%, 12/01/16	190	204
Carrizo Oil & Gas 144A,		
8.625%, 10/15/18	200	212
CEVA Group 144A,		
11.625%, 10/01/16	275	303
Citgo Petroleum 144A,		
11.500%, 07/01/17	134	156
Clear Channel Worldwide Holdings, Ser B		
9.250%, 12/15/17	160	175
Cleaver-Brooks 144A,		
12.250%, 05/01/16	114	120
Cloud Peak Energy Resources /		
Cloud Peak Energy Finance		
8.500%, 12/15/19	150	166
Columbus McKinnon 144A,		
7.875%, 02/01/19	112	115
Commscope 144A,		
8.250%, 01/15/19	188	196
Con-way		
7.250%, 01/15/18	66	72
6.700%, 05/01/34	189	173
Denbury Resources		
6.375%, 08/15/21	100	102
DriveTime Automotive Group		
& DT Acceptance 144A,		
12.625%, 06/15/17	120	133

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
E*Trade Financial		
7.875%, 12/01/15	$ 111	$ 112
Energy Partners 144A,		
8.250%, 02/15/18	190	189
Equinox Holdings 144A,		
9.500%, 02/01/16	110	118
FCC Holdings 144A,		
12.000%, 12/15/15	100	102
FGI Operating		
10.250%, 08/01/15	150	160
FMG Resources 144A,		
7.000%, 11/01/15	40	41
Frontier Communications		
8.500%, 04/15/20	103	112
Geo Group 144A,		
6.625%, 02/15/21	75	74
Goodyear Tire & Rubber		
10.500%, 05/15/16	255	286
Headwaters 144A,		
7.625%, 04/01/19	95	95
HOA Restaurant 144A,		
11.250%, 04/01/17	95	97
Huntington Ingalls Industries 144A,		
7.125%, 03/15/21	192	200
Interface 144A,		
7.625%, 12/01/18	7	7
International Lease Finance		
8.250%, 12/15/20	120	132
Isle of Capri Casinos 144A,		
7.750%, 03/15/19	105	104
JMC Steel Group 144A,		
8.250%, 03/15/18	125	128
Kraton Polymers 144A,		
6.750%, 03/01/19	95	96
Kratos Defense &		
Security Solutions		
10.000%, 06/01/17	100	110
Landry's Restaurants		
11.625%, 12/01/15	200	215
Manitowoc		
9.500%, 02/15/18	170	188
Marfrig Overseas 144A,		
9.500%, 05/04/20	125	130
Mashantucket Western		
Pequot Tribe 144A,		
8.500%, 11/15/15(L)	700	70
Maxim Crane Works LP 144A,		
12.250%, 04/15/15	200	206
Midwest Vanadium 144A,		
11.500%, 02/15/18	150	155
MGM Resort International		
6.625%, 07/15/15	80	76
5.875%, 02/27/14	90	86
Navistar International		
8.250%, 11/01/21	110	122

OLD MUTUAL DWIGHT HIGH YIELD FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
NCL		
11.750%, 11/15/16	$ 150	$ 173
Nexeo Solutions 144A,		
8.375%, 03/01/18	80	82
Novelis 144A,		
8.750%, 12/15/20	110	121
Omega Healthcare Investors 144A,		
6.750%, 10/15/22	192	196
OSI Restaurant Partners		
10.000%, 06/15/15	90	94
PE Paper Escrow 144A,		
12.000%, 08/01/14	150	172
PHH 144A,		
9.250%, 03/01/16	39	42
Phillips-Van Heusen		
7.375%, 05/15/20	200	212
Polypore International 144A,		
7.500%, 11/15/17	130	136
Rain Carbon India Limited 144A,		
8.000%, 12/01/18	95	102
RDS Ultra-Deepwater 144A,		
11.875%, 03/15/17	200	219
Reynolds 144A,		
8.250%, 02/15/21	183	181
Rhodia 144A,		
6.875%, 09/15/20	190	194
STHI Holdings 144A,		
8.000%, 03/15/18	100	104
Tower Automotive Holdings USA / TA Holdings Finance 144A,		
10.625%, 09/01/17	61	68
United Airlines		
12.750%, 07/15/12	45	50
United Maritime Group Finance		
11.750%, 06/15/15	130	135
Western Express 144A,		
12.500%, 04/15/15	200	193
Xerox Capital Trust I		
8.000%, 02/01/27	100	102
YCC Holdings 144A,		
10.250%, 02/15/16	95	96
Total Corporate Bonds (Cost $9,612)		**9,715**
Term Loan — 1.4%		
Roundy Supermarket		
10.000%, 04/16/16	150	150
Total Term Loan (Cost $148)		**150**
Asset-Backed Securities — 0.3%		
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2		
2.723%, 03/26/33(D)	245	34
Total Asset-Backed Securities (Cost $240)		**34**

Description	Shares	Value (000)
Affiliated Mutual Fund — 9.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	1,050,266	$ 1,050
Total Affiliated Mutual Fund (Cost $1,050)		**1,050**
Total Investments — 98.1% (Cost $11,050)		**10,949**
Other Assets and Liabilities, Net — 1.9%		**213**
Total Net Assets — 100.0%		**$ 11,162**

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ —	$ 9,715	$—	$ 9,715
Term Loan	—	150	—	150
Asset-Backed Securities	—	34	—	34
Affiliated Mutual Fund	1,050	—	—	1,050
Total Investments	$ 1,050	$ 9,899	$—	$10,949

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual Dwight Intermediate Fixed Income Fund

Management Overview (Unaudited)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 5.00% return versus a 4.76% return for the Index. Performance for all share classes can be found on page 77.

Q. What investment environment did the Fund face during the past period?

A. Investor worries emanating from Europe and debt markets conspired to widen yields relative to Treasuries, essentially neutralizing all of the spread tightening that occurred in the second calendar quarter of 2010. Nonetheless, relative calm returned by the end of the quarter as tensions in the Eurozone eased and a healthy confluence of declining Treasury yields and contracting credit spreads led to strong absolute performance in the bond markets during the third quarter of 2010.

Yields on Treasury securities continued to edge lower in the early part of the fourth calendar quarter of 2010 at a pace that accelerated with the U.S. Federal Reserve Board's (the "Fed") announcement of a second round of quantitative easing. The Treasury yield curve then steepened significantly over the latter half of the quarter as concerns regarding the inflationary implications of the quantitative easing took hold and yields started to rise in relation to the length of the maturity. Bucking the trend toward higher yields, however, was the commercial mortgage-backed securities sector, as concern over the valuation of commercial real estate largely dissipated.

Investors' appetite for risk assets continued apace in the first calendar quarter of 2011, buoyed in part by the follow-through of the best retail holiday sales since 2007. Later in the quarter, confidence in the U.S. economy's prospects continued to improve as the pace of job growth picked up in February and March. As a result, investors shied away from owning Treasury securities, and non-Treasury sectors once again registered significant excess return. The high-yield and commercial mortgage-backed securities sectors led this strong performance, though investment-grade financials also recorded significant relative returns as concerns regarding banks dissipated in concert with improvement in prospects for their European counterparts.

Overall, for the twelve-month period ending March 31, 2011, the fixed-income securities market benefited from the rare confluence of falling yields on Treasury securities combined with an improving appetite for owning risk assets, which caused the yields on non-Treasury sectors to compress. Leading the way in this regard, as was the case through much of the year, was the decline in yields on high-yield bonds and commercial mortgage-backed securities.

Q. Which market factors influenced the Fund's relative performance?

A. Investors' appetite for risk assets contracted sharply during the second calendar quarter of 2010, primarily as a reaction to the sovereign debt crisis that affected parts of the Eurozone. Consequently, the Fund's overweight positions in corporate debt, commercial mortgage-backed securities, and asset-backed securities acted as a drag on Fund performance. Likewise, the Fund's underweight to the Treasury and mortgage-backed securities sectors also detracted. Security selection outside of Treasuries, however, acted as a contributor to performance, particularly among securities carrying higher credit-quality ratings.

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Dwight Intermediate Fixed Income Fund outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index. The Fund's Class Z shares posted a 5.00% return versus a 4.76% return for the Index.*
- *The fixed-income securities market benefited from the rare confluence of falling yields on Treasury securities combined with an improving appetite for owning risk assets, which caused the yields on non-Treasury sectors to compress.*
- *The Fund's relative performance benefited from its exposures to high-grade corporate debt, commercial mortgage-backed securities, and asset-backed securities, as well as from judicious security selection, particularly among corporate obligations and mortgage-backed securities.*
- *Detracting from performance was a bias toward a lower exposure to the effects of changes in interest rates, as yields on Treasuries with maturities of one year or longer declined.*

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Top Ten Holdings as of March 31, 2011*	
U.S. Treasury Note 0.750%, 03/31/13	5.2%
FHLMC Gold 4.500%, 04/15/41	3.5%
FHLMC Gold 4.000%, 05/15/26	2.7%
U.S. Treasury Bill 0.040%, 04/21/11	2.6%
FHLMC Gold 5.500%, 12/01/37	2.3%
U.S. Treasury Note 3.625%, 02/15/21	2.3%
FNMA 4.000%, 04/25/26	2.2%
FNMA 5.000%, 09/01/40	2.0%
FNMA 5.500%, 03/01/40	1.9%
PHH Mortgage Capital, CMO, Ser 2008-CIM2, Cl 5A1 6.000%, 07/25/38	1.9%
As a % of Total Fund Investments	26.6%

* Excludes short-term affiliated mutual fund.

In the third quarter of 2010, investors' appetite for risk assets re-awakened with most sectors of the fixed-income securities market outperforming comparable duration Treasuries. As a result, the Fund's overweight allocations to high-grade corporate debt, commercial mortgage-backed securities, and asset-backed securities positively impacted Fund performance. However, security selection outside of Treasuries — particularly the Fund's bias toward higher-credit-quality securities — detracted. This appetite for owning riskier assets continued apace during the fourth quarter of 2010. Consequently, the Fund's overweight exposures to commercial mortgage-backed securities, mortgage-backed securities and high-grade corporate debt continued to positively impact Fund performance. However, security selection within the high-grade corporate sector — particularly the Fund's bias toward the obligations of banks — detracted, as concerns continued to swirl around the safety of European banks with spillover effects on U.S. financial institutions.

In the first quarter of 2011, the Fund again benefited from overweight positions in high-yield corporate securities and commercial mortgage-backed securities and, in contrast to earlier in the fiscal year, from the investment-grade obligations of financial institutions.

Q. How did portfolio composition affect Fund performance?

A. For the fiscal year ending March 31, 2011, the Fund's relative performance benefited from its exposures to high-grade corporate debt, commercial mortgage-backed securities, and asset-backed securities, as well as from judicious security selection, particularly among corporate obligations and mortgage-backed securities. Detracting from performance was a bias toward a lower exposure to the effects of changes in interest rates, as yields on Treasuries with maturities of one year or longer declined.

Q. What is the investment outlook for the fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes corporate balance sheets are extremely robust, profitability is high and growing, and equity valuations have rewarded those metrics with positive returns and resilience in the face of exogenous shocks. Investment-grade corporate bond yields between 2.0% and 4.5% (where the majority of intermediate maturities are currently priced) look reasonable relative to their Treasury counterparts, but do not appear to represent much in the way of absolute yield. In contrast, the high-yield portion of the corporate bond market is offering yields in the 6.0% to 8.0% range, providing more of a cushion against the potential for spread widening.

Based on Dwight's reasonably sanguine view of the economy, Dwight believes a defensive posture with regard to duration is warranted given the current level of rates (short rates, in particular). Additionally, Dwight believes the majority of the spread sectors should continue to provide positive excess returns; however, there is a growing sense that the low-hanging fruit has been picked and, as a result, security selection in these markets will be increasingly important to future success.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	07/31/03	5.00%	6.01%	5.56%
Class A with load	07/31/03	(0.15)%	4.76%	4.66%
Class A without load	07/31/03	4.83%	5.79%	5.32%
Class C with load	07/31/03	2.97%	4.95%	4.52%
Class C without load	07/31/03	3.93%	4.95%	4.52%
Institutional Class	12/20/06[1]	5.18%	n/a	6.16%
Barclays Capital U.S. Intermediate Aggregate Bond Index	07/31/03	4.76%	5.96%	5.00%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through December 21, 2010) are 0.81% and 0.60%; 1.02% and 0.85%; 1.81% and 1.60%; and 0.68% and 0.52%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2011 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)	Value (000)
Corporate Bonds — 21.4%		
Acquisition Co Lanza Park		
10.000%, 06/01/17	$ 64	$ 71
America Movil SAB de CV		
3.625%, 03/30/15	250	257
American Axle & Manufacturing Holdings 144A,		
9.250%, 01/15/17	105	116
Anheuser-Busch InBev Worldwide		
3.000%, 10/15/12	160	165
Appalachian Power		
4.600%, 03/30/21	327	322
Appleton Papers 144A,		
10.500%, 06/15/15	260	274
Arcelormittal		
6.125%, 06/01/18	235	249
Arrow Electronics		
3.375%, 11/01/15	188	185
Ashtead Capital 144A,		
9.000%, 08/15/16	161	169
Ashtead Holdings 144A,		
8.625%, 08/01/15	44	46
Autozone		
4.000%, 11/15/20	175	163
Baltimore Gas & Electric		
5.900%, 10/01/16	226	250
Bank of America		
5.300%, 03/15/17	452	464
Becton Dickinson		
3.250%, 11/12/20	180	168
Bi-Lo 144A,		
9.250%, 02/15/19	90	93
BNP Paribas Home Loan 144A,		
2.200%, 11/02/15	366	352
BorgWarner		
4.625%, 09/15/20	29	29
Brightstar 144A,		
9.500%, 12/01/16	134	144
Caterpillar Financial Services, MTN		
2.650%, 04/01/16	140	139
Citigroup		
4.750%, 05/19/15	249	261
Cleaver-Brooks 144A,		
12.250%, 05/01/16	72	76
CNH America		
7.250%, 01/15/16	190	208
Con-way		
7.250%, 01/15/18	25	27
6.700%, 05/01/34	158	145
Corn Products International		
4.625%, 11/01/20	88	86
Covidien International Finance		
2.800%, 06/15/15	201	201
Delta Air Lines, Ser A		
5.300%, 04/15/19	134	135

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Denbury Resources		
9.750%, 03/01/16	$ 90	$ 102
6.375%, 08/15/21	60	61
Discover Bank		
7.000%, 04/15/20	297	327
Dr Pepper Snapple		
2.900%, 01/15/16	100	99
Duke Energy Ohio		
5.450%, 04/01/19	205	225
Embarq		
7.082%, 06/01/16	310	353
Enbridge Energy Partners		
9.875%, 03/01/19	229	299
Equinox Holdings 144A,		
9.500%, 02/01/16	130	140
ERAC USA Finance 144A,		
5.250%, 10/01/20	162	167
Fifth Third Bancorp		
3.625%, 01/25/16	115	115
First Horizon National		
5.375%, 12/15/15	182	190
Freeport-McMoRan Copper & Gold		
8.375%, 04/01/17	109	120
FCC Holdings 144A,		
12.000%, 12/15/15	48	49
General Electric Capital		
5.900%, 05/13/14	370	408
5.300%, 02/11/21	110	111
2.250%, 11/09/15	210	202
General Electric Capital, MTN		
5.720%, 08/22/11	305	309
Geo Group 144A,		
6.625%, 02/15/21	86	85
Goldman Sachs Group		
5.950%, 01/18/18	265	285
Goodyear Tire & Rubber		
10.500%, 05/15/16	405	454
Hutchison Whampoa International 144A,		
5.750%, 09/11/19	80	86
Ingersoll-Rand Global Holding		
9.500%, 04/15/14	95	114
Interface 144A,		
7.625%, 12/01/18	60	62
International Game Technology		
5.500%, 06/15/20	70	71
International Lease Finance		
8.250%, 12/15/20	100	110
Isle of Capri Casinos 144A,		
7.750%, 03/15/19	30	30
JMC Steel Group 144A,		
8.250%, 03/15/18	93	95
John Deere Capital, MTN		
1.600%, 03/03/14	100	100

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
JPMorgan Chase		
4.400%, 07/22/20	$ 208	$ 201
Keycorp, MTN		
5.100%, 03/24/21	125	124
Kratos Defense & Security Solutions		
10.000%, 06/01/17	60	66
Landry's Restaurants		
11.625%, 12/01/15	165	178
Ltd Brands		
8.500%, 06/15/19	220	252
McKesson		
3.250%, 03/01/16	95	96
Morgan Stanley		
4.200%, 11/20/14	231	239
Midwest Vanadium 144A,		
11.500%, 02/15/18	281	290
Nabors Industries		
5.000%, 09/15/20	215	214
National Semiconductor		
3.950%, 04/15/15	190	194
Navistar International		
8.250%, 11/01/21	178	197
NCL		
11.750%, 11/15/16	168	194
Novelis 144A,		
8.750%, 12/15/20	142	156
Omnicom Group		
4.450%, 08/15/20	150	148
Oneok Partners		
3.250%, 02/01/16	145	144
PNC Bank NA		
6.000%, 12/07/17	268	297
Polypore International 144A,		
7.500%, 11/15/17	209	219
Protective Life		
7.375%, 10/15/19	192	214
Prudential Financial, MTN		
4.500%, 11/15/20	175	171
Qwest Communications International		
8.000%, 10/01/15	96	106
Rain Carbon India Limited 144A,		
8.000%, 12/01/18	110	118
Rhodia 144A,		
6.875%, 09/15/20	178	181
Royal Bank of Scotland		
4.875%, 03/16/15	107	111
Safeway		
6.350%, 08/15/17	207	231
Shell International		
3.100%, 06/28/15	189	194
Simon Property Group LP		
5.650%, 02/01/20	179	193

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Southern Copper		
5.375%, 04/16/20	$ 226	$ 230
SunTrust Bank		
7.250%, 03/15/18	200	227
Teck Resources		
10.250%, 05/15/16	15	18
9.750%, 05/15/14	19	23
3.850%, 08/15/17	155	155
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14	315	332
Tyco International Finance		
3.375%, 10/15/15	118	121
United Airlines		
12.750%, 07/15/12	200	220
United Maritime Group Finance		
11.750%, 06/15/15	316	328
Vale Overseas Limited		
5.625%, 09/15/19	62	65
Verizon Wireless Capital		
5.550%, 02/01/14	1	1
Vodafone Group		
2.875%, 03/16/16	205	203
Wells Fargo		
3.676%, 06/15/16	255	257
Western Union		
5.253%, 04/01/20	94	98
Whirlpool, MTN		
8.600%, 05/01/14	50	58
Williams Partners		
5.250%, 03/15/20	132	138
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	57
Total Corporate Bonds (Cost $16,123)		**16,823**
U.S. Government Agency Obligations — 34.0%		
FNMA		
6.004%, 10/01/36(D)	20	21
6.000%, 06/01/37 (M)	146	159
6.000%, 01/01/38 (M)	67	73
6.000%, 03/01/38 (M)	1,475	1,623
6.000%, 08/01/38 TBA	253	276
5.500%, 04/01/38 (M)	321	347
5.500%, 03/01/40 (M)	1,702	1,831
5.500%, 04/01/40 (M)	320	347
5.000%, 06/15/41 TBA	300	312
5.500%, 06/01/40 (M)	901	965
5.000%, 07/01/40 (M)	1,446	1,528
5.000%, 09/01/40 (M)	1,867	1,961
5.000%, 01/01/41	995	1,041
4.500%, 03/01/41	999	1,023
4.000%, 04/15/26 TBA	2,100	2,158
4.000%, 05/15/41 TBA	1,700	1,666

SCHEDULE OF INVESTMENTS

As of March 31, 2011

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FHLMC Gold		
5.500%, 12/01/37 (M)	$ 2,043	$ 2,192
5.500%, 11/01/38 (M)	272	292
5.500%, 08/01/39 (M)	777	837
5.500%, 06/01/40 (M)	700	754
5.500%, 06/01/40 (M)	477	511
5.000%, 02/01/41	900	940
4.500%, 04/15/41 TBA	3,300	3,353
4.000%, 05/15/26 TBA	2,500	2,561
Total U.S. Government Agency Obligations (Cost $26,836)		26,771
U.S. Treasury Obligations — 17.6%		
U.S. Treasury Inflation-Indexed Bonds (J)		
2.375%, 01/15/25	260	341
U.S. Treasury Inflation-Indexed Notes (J)		
2.125%, 02/29/16	3	3
2.000%, 01/15/14	520	675
2.000%, 07/15/14	520	667
U.S. Treasury Bills		
0.040%, 04/14/11	1,270	1,270
0.040%, 04/21/11	2,500	2,500
0.050%, 04/28/11	1,250	1,250
U.S. Treasury Notes		
3.625%, 02/15/21	2,146	2,176
0.750%, 03/31/13	5,000	4,996
Total U.S. Treasury Obligations (Cost $13,751)		13,878
Mortgage Related — 14.6%		
Adjustable Rate Mortgage Trust, CMO, Ser 2004-4, Cl 3A1		
3.088%, 03/25/35(D)	9	9
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2		
5.787%, 05/11/35(M)	117	118
Banc of America Commercial Mortgage, CMBS, Ser 2004-5, Cl A4		
4.936%, 11/10/41(D)	746	803
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4		
5.368%, 09/10/47(D)(M)	500	539
Commercial Mortgage Asset Trust, CMBS, Ser 1999-C1, Cl C		
7.350%, 01/17/32(D)	424	462
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D		
7.270%, 01/17/35(M)	36	36

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 2005-C5, Cl AM		
5.100%, 08/15/38(D)	$ 350	$ 366
DB-UBS Mortgage Trust, CMBS 144A, Ser 2011-LC1A, Cl A2		
4.528%, 11/10/46	278	283
Fannie Mae REMICS, CMO, Ser 2005-5, Cl AB		
5.000%, 04/25/32(M)	1,055	1,118
Fannie Mae REMICS, CMO, Ser 2005-87, Cl PC		
5.000%, 02/25/27(M)	649	667
Fannie Mae REMICS, CMO, Ser 2007-78, Cl PB		
6.000%, 08/25/31(M)	200	206
FHLMC Multifamily Structured Pass Through Certificates, CMO, Ser 2006-K001, Cl A3		
5.469%, 01/25/12(D)(M)	8	8
Freddie Mac REMICS, CMO, Ser 2005-2975, Cl PK		
5.500%, 09/15/33(M)	100	107
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C2, Cl A1		
4.576%, 05/10/40(M)	538	559
GSR Mortgage Loan Trust, CMO, Ser 2005-5F, Cl 1A1		
5.000%, 06/25/35 (M)	396	403
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D		
6.847%, 04/15/35(D)(M)	150	151
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-LDP9, Cl A3		
5.336%, 05/15/47	185	194
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2007-CB20, Cl A3		
5.819%, 02/12/51	350	371
JPMorgan Chase Commercial Mortgage Securities, CMBS 144A, Ser 2011-C3, Cl A3		
4.388%, 02/15/46	281	282
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C3, Cl AM		
4.794%, 07/15/40	320	333
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM		
5.263%, 11/15/40(D)(M)	555	575

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Mastr Adjustable Rate Mortgages Trust, CMO, Ser 2004-13, Cl 3A6 2.899%, 11/21/34(D)(M)	$ 721	$ 722
Morgan Stanley Capital I, CMBS, Ser 2007-T27, Cl A4 5.795%, 06/11/42(D)	384	422
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 6.510%, 04/15/34(M)	36	37
Morgan Stanley REREMIC Trust, CMBS 144A, Ser 2009-GG10, Cl A4A 6.002%, 08/12/45(D)	96	104
PHH Mortgage Capital, CMO, Ser 2008-CIM2, Cl 5A1 6.000%, 07/25/38	1,748	1,808
Protective Finance, CMBS 144A, Ser 2007-PLA, Cl A1 5.325%, 03/14/38(M)	314	319
Sequoia Mortgage Trust, CMO, Ser 2011-1, Cl A1 4.125%, 02/25/41(D)	393	393
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl AMFX 5.179%, 07/15/42(D)(M)	80	84
Total Mortgage Related (Cost $11,304)		**11,479**
Asset-Backed Securities — 6.0%		
Automobiles — 4.1%		
Ally Auto Receivables Trust, Ser 2010-4, Cl A3 0.910%, 11/17/14	305	304
Ally Master Owner Trust, Ser 2011-1, Cl A2 2.150%, 01/15/16	640	640
AmeriCredit Automobile Receivables Trust, Ser 2011-1, Cl A2 0.840%, 06/09/14	415	415
Bank of America Auto Trust, Ser 2010-2, Cl A3 1.310%, 07/15/14	435	438
Ford Credit Floorplan Master Owner Trust, Ser 2011-1, Cl A1 2.120%, 02/15/16	420	421
Mercedes-Benz Auto Receivables Trust, Ser 2010-1, Cl A3 1.420%, 08/15/14	250	252

Description	Face Amount (000)	Value (000)
Asset-Backed Securities — continued		
Toyota Auto Receivables Owner Trust, Ser 2010-A, Cl A3 1.270%, 12/16/13	$ 475	$ 478
Toyota Auto Receivables Owner Trust, Ser 2010-B, Cl A3 1.040%, 02/18/14	310	311
Total Automobiles		**3,259**
Credit Card — 1.4%		
Capital One Multi-Asset Execution Trust, Ser 2007-A4, Cl A4 0.249%, 03/16/15(D)	400	399
Capital One Multi-Asset Execution Trust, Ser 2009-A2, Cl A2 3.200%, 04/15/14(M)	664	668
Total Credit Card		**1,067**
Home Equity — 0.1%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 6.710%, 02/25/33(H)(M)	4	2
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 7.700%, 09/25/27(M)	3	3
HSBC Home Equity Loan Trust, Ser 2006-2, Cl A1 0.404%, 03/20/36(D)(M)	55	52
Residential Asset Securities, Ser 2001-KS3, Cl AI6 5.960%, 09/25/31(D) (M)	17	16
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 0.360%, 06/25/36(D) (M)	1	1
Total Home Equity		**74**
Other — 0.4%		
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 4.810%, 11/17/14(M)	253	263
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A 5.090%, 07/28/12 (K)	42	42
Total Other		**305**
Total Asset-Backed Securities (Cost $4,685)		**4,705**
Municipal Bonds — 3.9%		
Commonwealth of Massachusetts 4.200%, 12/01/21	390	387
Commonwealth of Pennsylvania 5.850%, 07/15/30	250	251

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)/Shares	Value (000)
Municipal Bonds — continued		
Dallas Area Rapid Transit		
4.922%, 12/01/41	$ 590	$ 539
Dallas Independent School District		
6.450%, 02/15/35	250	261
East Bay Municipal Utility District		
5.874%, 06/01/40	450	446
Louisiana Local Government Environmental Facilities & Community Development Authority		
1.520%, 02/01/18(M)	440	438
New York City Municipal Water Finance Authority		
6.011%, 06/15/42	230	235
State of Illinois		
5.877%, 03/01/19	105	105
State of Washington		
5.140%, 08/01/40	260	246
Virginia Commonwealth Transportation Board		
5.350%, 05/15/35	200	194
Total Municipal Bonds (Cost $3,176)		**3,102**
Affiliated Mutual Fund — 24.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	19,572,469	19,572
Total Affiliated Mutual Fund (Cost $19,572)		**19,572**
Total Investments — 122.3% (Cost $95,447)		**96,330**
Other Assets and Liabilities, Net — (22.3)%		**(17,586)**
Total Net Assets — 100.0%		**$ 78,744**

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Old Mutual Dwight Intermediate Fixed Income Fund invested in futures contracts and option contracts during the year ended March 31, 2011. The primary types of risk associated with these derivative instruments are foreign exchange risk and interest rate risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about the risks and objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial performance as reflected in the Statement of Operations are presented in the tables below.

The effects of derivative instruments on the Statement of Operations for the year ended March 31, 2011 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Purchased Options Contracts	Written Options Contracts	Futures Contracts	Total
Foreign exchange contracts	$(11)	$4	$—	$29
Interest rate contracts	(5)	2	36	(3)
Total	$(16)	$6	$36	$26

The accompanying notes are an integral part of the financial statements.

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Purchased Options Contracts	Written Options Contracts	Total
Foreign exchange contracts	$7	$(4)	3
Total	$7	$(4)	$3

For the year ended March 31, 2011 the value of derivative instruments at period end and the effect of derivatives on the Statement of Operations are indicative of the Fund's volumes throughout the period.

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ —	$16,823	$ —	$16,823
U.S. Government Agency Obligations	—	26,771	—	26,771
U.S. Treasury Obligations	—	13,878	—	13,878
Mortgage Related	—	11,479	—	11,479
Asset-Backed Securities	—	4,663	42	4,705
Municipal Bonds	—	3,102	—	3,102
Affiliated Mutual Fund	19,572	—	—	19,572
Total Investments	**$19,572**	**$76,716**	**$42**	**$96,330**

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2010	$ 1,767
Realized gain (loss)	—
Change in unrealized appreciation (depreciation)	(1)
Accrued discounts/premiums	—
Net purchases (sales)	(1,024)
Transfers in and/or out of Level 3	(700)
Balance as of March 31, 2011	$ 42

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2011, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") outperformed its benchmark, the BofA Merrill Lynch 1-3 Year U.S. Treasury Index (the "Index"). The Fund's Class Z shares posted a 1.88% return versus a 1.67% return for the Index. Performance for all share classes can be found on page 85.

Q. What investment environment did the Fund face during the past period?

A. The market environment for short-term interest rates during the twelve-month period ending March 31, 2011, was heavily influenced, as is usually the case, by the monetary policy of the U.S. Federal Reserve Board (the "Fed"). In this instance, however, it was tempered by a slowly improving economy. The improvement in the economy, while welcomed, proceeded at a pace well below those of most prior cyclical recoveries. Even more distressing to policymakers, however, was the persistent lack of growth in employment until very late in the period. As a result, following what appeared to be a significant slowdown in overall activity during the summer, the Fed announced on November 3, 2010, a second round of quantitative easing through the outright purchase of up to $600 billion of Treasury securities. Investors, meanwhile, buoyed by the progress of the economy, rediscovered their appetites for owning risk assets. As a result, all of the non-Treasury sectors of the short-term fixed-income security market generated excess returns versus comparable Treasuries.

Q. Which market factors influenced the Fund's relative performance?

A. The slow but sustainable growth of the U.S. economy over the course of the period carried important implications for the Fund. As such, the Fund's exposure to, and security selection within, sectors of the fixed-income market that benefit from an improving economy proved remunerative to the Fund's shareholders.

Q. How did portfolio composition affect Fund performance?

A. In particular, the Fund's investments in short-dated non-agency collateralized mortgage obligations, commercial mortgage-backed securities and investment-grade corporate bonds (particularly those of industrial issuers) proved particularly rewarding as the perceived risks associated with owning those securities receded as the year progressed. Likewise, the Fund's investments in residential mortgage pools and asset-backed securities contributed meaningfully to the Fund's performance.

Performance Highlights

- *For the fiscal year ended March 31, 2011, the Old Mutual Dwight Short Term Fixed Income Fund outperformed its benchmark, the BofA Merrill Lynch 1-3 Year U.S. Treasury Index. The Fund's Class Z shares posted a 1.88% return versus a 1.67% return for the Index.*

- *The Fund's exposure to, and security selection within, sectors of the fixed-income market that benefit from an improving economy proved remunerative to the Fund's shareholders.*

- *The Fund's investments in short-dated non-agency collateralized mortgage obligations, commercial mortgage-backed securities and investment-grade corporate bonds, (particularly those of industrial issuers) proved particularly rewarding.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Top Ten Holdings as of March 31, 2011	
FNMA 5.000%, 07/01/40	2.6%
U.S. Treasury Bill 0.040%, 04/21/11	2.5%
PHH Mortgage Capital, CMO, Ser 2008-CIM2, Cl 5A1 6.000%, 07/25/38	2.3%
U.S. Treasury Inflation-Indexed Bonds 2.375%, 04/15/11	2.3%
CDP Financial 144A 3.000%, 11/25/14	2.2%
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	2.1%
US Central Federal Credit Union 1.900%, 10/19/12	2.1%
Yale University, MTN, 2.900%, 10/15/14	2.0%
Citigroup Funding 1.875%, 11/15/12	1.9%
AmeriCredit Automobile Receivables Trust, Ser 2009-1, Cl A3 3.040%, 10/15/13	1.8%
As a % of Total Fund Investments	21.8%

Q. What is the investment outlook for the fixed-income market?

A. Based on the firm's reasonably sanguine view of the economy, Dwight Asset Management Company LLC ("Dwight") believes a defensive posture for the Fund's exposure is warranted, as there is potential for interest rates to move higher given the current level of rates (short-term rates in particular). Also, Dwight continues to view the majority of non-Treasury sectors as poised to continue to provide modest positive excess returns. Nonetheless, the challenges to success will be impressive as there is a growing sense that the low-hanging fruit has been picked. As such, security selection in these markets will be increasingly important in generating added value.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	08/31/99	1.88%	3.81%	3.60%	4.03%
Class A with load	07/31/03	(1.42)%	2.58%	n/a	2.37%
Class A without load	07/31/03	1.62%	3.59%	n/a	3.02%
Class C with load	07/31/03	0.12%	3.04%	n/a	2.49%
Class C without load	07/31/03	1.12%	3.04%	n/a	2.49%
Institutional Class	12/20/06[1]	2.04%	n/a	n/a	3.77%
BofA Merrill Lynch 1-3 Year U.S. Treasury Index	08/31/99	1.67%	4.10%	3.64%	4.18%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 3.00% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectus as supplemented through December 21, 2010) are 0.64% and 0.72%; 0.98% and 0.97%; 1.52% and 1.47%; and 0.75% and 0.57%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2001 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2011 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)	Value (000)
Corporate Bonds — 33.5%		
Alabama Power, Ser 07-D		
4.850%, 12/15/12	$ 1,800	$ 1,914
Andrew W Mellon Foundation		
3.950%, 08/01/14	2,500	2,651
Bank of America		
5.375%, 09/11/12	1,350	1,421
Bank of Montreal 144A,		
2.850%, 06/09/15	2,000	2,017
BNP Paribas Home Loan 144A,		
2.200%, 11/02/15	1,134	1,090
Canadian Imperial Bank		
of Commerce 144A,		
2.000%, 02/04/13	1,740	1,771
Carolina Power & Light		
6.500%, 07/15/12	1,225	1,308
Caterpillar Financial Services		
1.650%, 04/01/14	250	249
CDP Financial 144A,		
3.000%, 11/25/14	3,500	3,568
Citigroup		
2.875%, 12/09/11	1,100	1,120
Citigroup Funding		
1.875%, 11/15/12	3,000	3,057
Daimler Finance		
6.500%, 11/15/13	1,500	1,675
DNB Nor Boligkreditt 144A,		
2.100%, 10/14/15	1,000	968
Erac USA Finance 144A,		
2.250%, 01/10/14	1,200	1,197
European Investment Bank		
3.000%, 04/08/14	2,200	2,293
Goldman Sachs Group		
3.250%, 06/15/12	2,000	2,066
Hewlett-Packard		
2.950%, 08/15/12	1,800	1,850
HSBC USA		
3.125%, 12/16/11	2,438	2,487
Kreditanstalt fuer Wiederaufbau		
3.500%, 03/10/14	2,450	2,592
Microsoft		
2.500%, 02/08/16	860	859
0.875%, 09/27/13	1,000	993
Pfizer		
4.450%, 03/15/12	1,800	1,867
PNC Funding		
2.300%, 06/22/12	1,500	1,532
Principal Life Income Funding Trusts, MTN		
5.150%, 06/17/11	2,500	2,524
Regions Bank, MTN		
3.250%, 12/09/11	2,124	2,167
Sanofi-Aventis		
1.625%, 03/28/14	350	349
Sempra Energy		
2.000%, 03/15/14	1,000	993

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Toronto-Dominion Bank 144A,		
2.200%, 07/29/15	$ 1,300	$ 1,285
US Central Federal Credit Union		
1.900%, 10/19/12	3,300	3,362
Yale University, MTN		
2.900%, 10/15/14	3,212	3,318
Total Corporate Bonds (Cost $53,472)		**54,543**
Mortgage Related — 21.5%		
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2001-PB1, Cl A2		
5.787%, 05/11/35	651	654
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2002-2, Cl A3		
5.118%, 07/11/43	580	592
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2004-4, Cl A6		
4.877%, 07/10/42(D)	777	821
Bear Stearns Commercial		
Mortgage Securities, CMBS,		
Ser 2002-PBW1, Cl A2		
4.720%, 11/11/35(D)	328	338
Bear Stearns Commercial		
Mortgage Securities, CMBS,		
Ser 2002-PBW1, Cl A1		
3.970%, 11/11/35(D)	131	132
Commercial Mortgage Pass		
Through Certificates, CMBS,		
Ser 2005-LP5, Cl A2		
4.630%, 05/10/43	161	163
Credit Suisse First Boston		
Mortgage Securities, CMBS,		
Ser 1997-C2, Cl D		
7.270%, 01/17/35	101	102
DB-UBS Mortgage Trust,		
CMBS 144A,		
Ser 2011-LC1A, Cl A1		
3.742%, 11/10/46	500	506
Fannie Mae REMICS, CMO,		
Ser 2003-92, Cl JW		
5.000%, 07/25/28(M)	1,377	1,406
Fannie Mae REMICS, CMO,		
Ser 2005-5, Cl AB		
5.000%, 04/25/32	99	105
Fannie Mae REMICS, CMO,		
Ser 2007-79, Cl MA		
5.500%, 12/25/28	857	871
Fannie Mae REMICS, CMO,		
Ser 2006-63, Cl QB		
5.500%, 09/25/27	52	52
FDIC Structured Sale Guaranteed		
Notes 144A, CMO		
Ser 2010-S1, Cl 2A		
3.250%, 04/25/38	1,722	1,741

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Freddie Mac REMICS, CMO, Ser 2007-3316, Cl EA 5.500%, 10/15/29	$ 123	$ 123
Freddie Mac REMICS, CMO, Ser 2004-2868, Cl BE 4.250%, 08/15/24(M)	530	541
Freddie Mac REMICS, CMO, Ser 2003-2623, Cl AJ 4.500%, 07/15/16(M)	632	638
Freddie Mac REMICS, CMO, Ser 2005-2989, Cl TE 5.000%, 12/15/22	481	488
Freddie Mac REMICS, CMO, Ser 2005-2916, Cl YE 5.000%, 11/15/26(M)	432	436
Freddie Mac REMICS, CMO, Ser 2006-R007, Cl AC 5.875%, 05/15/16	275	276
Freddie Mac REMICS, CMO, Ser 2008-3405, Cl PA 5.000%, 10/15/31	737	755
Freddie Mac REMICS, CMO, Ser 2004-2890, Cl QA 5.000%, 01/15/18(M)	228	231
Freddie Mac REMICS, CMO, Ser 2003-2592, Cl PE 5.000%, 01/15/17(M)	506	517
First Union National Bank, CMBS, Ser 2002-C1, Cl A2 6.141%, 02/12/34	864	888
GE Capital Commercial Mortgage, CMBS, Ser 2001-2, Cl A4 6.290%, 08/11/33	1,323	1,328
GMAC Commercial Mortgage Securities, CMBS, Ser 2004-C3, Cl A4 4.547%, 12/10/41	807	817
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	1,170	1,171
GS Mortgage Securities II, CMBS, Ser 2007-GG10, Cl A2 5.778%, 08/10/45(D)	479	491
GS Mortgage Securities, CMBS, Ser 2003-C1, Cl A3 4.608%, 01/10/40	452	471
GS Mortgage Securities, CMBS, Ser 2005-GG4, Cl ADP 3.452%, 07/10/39	127	127
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 2.795%, 05/25/35(D)(K)	1,120	460

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2003-CB6, Cl A1 4.393%, 07/12/37	$ 1,348	$ 1,374
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	594	601
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP2, Cl A3A 4.678%, 07/15/42	463	478
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C1, Cl A4 6.462%, 03/15/31	831	857
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C7, Cl A4 4.960%, 12/15/31	792	831
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C4, Cl A5 4.853%, 09/15/31	1,541	1,602
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A 2.276%, 12/25/34(D)(M)	885	800
Morgan Stanley Capital I, CMBS 144A, Ser 2011-C1, Cl A2 3.884%, 09/15/47	515	524
Nomura Asset Securities, CMBS, Ser 1998-D6, Cl A2 6.553%, 03/15/30(D)	1,013	1,101
PHH Mortgage Capital LLC, CMO, Ser 2008-CIM2, Cl 5A1 6.000%, 07/25/38	3,657	3,785
Protective Finance, CMBS 144A, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	353	358
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	420	421
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A2 4.493%, 02/11/36	705	734
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 0.524%, 01/20/35(D)(M)	879	732
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 2.711%, 11/25/32(D)	1,632	1,478
TIAA Seasoned Commercial Mortgage Trust, CMBS, Ser 2007-C4, Cl A1 5.580%, 08/15/39(D)	374	378

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2011

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2002-18, Cl 2A4 6.000%, 12/25/32(M)	$ 67	$ 68
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 2.878%, 03/25/35(D)(M)	1,608	1,567
Total Mortgage Related (Cost $35,957)		34,930
U.S. Government Agency Obligations — 14.3%		
FHLB		
1.750%, 08/22/12	2,500	2,540
FNMA		
5.500%, 01/01/19	2,546	2,765
5.500%, 04/01/38	39	42
5.500%, 03/01/40	85	91
5.500%, 04/01/40	28	31
5.000%, 07/01/40	3,954	4,176
1.300%, 12/30/13	1,730	1,723
1.125%, 10/08/13	2,000	1,981
FHLMC		
2.125%, 03/23/12(M)	2,000	2,034
1.750%, 06/15/12	1,800	1,828
1.150%, 09/03/13	1,800	1,792
FHLMC Gold		
5.500%, 08/01/39	86	93
5.500%, 06/01/40	58	62
4.500%, 06/01/25	1,930	2,035
4.500%, 08/01/25	970	1,021
4.000%, 05/15/26 TBA	900	922
Total U.S. Government Agency Obligations (Cost $23,110)		23,136
U.S. Treasury Obligations — 14.1%		
U.S. Treasury Inflation-Indexed Notes (J)		
2.375%, 04/15/11	3,300	3,672
1.125%, 01/15/21	1,500	1,532
U.S. Treasury Bills		
0.040%, 04/14/11	2000	2,000
0.040%, 04/21/11	4,000	4,000
0.050%, 04/28/11	2,000	2,000
U.S. Treasury Notes		
2.125%, 02/29/16	2,360	2,353
2.000%, 01/31/16	1,500	1,489
1.375%, 02/15/13	570	577
0.875%, 01/31/12	2,137	2,147
0.625%, 01/31/13	1,900	1,896
0.375%, 09/30/12	1,303	1,300
Total U.S. Treasury Obligations (Cost $22,916)		22,966

Description	Face Amount (000)	Value (000)
Asset-Backed Securities — 15.1%		
Automobiles — 11.7%		
Ally Auto Receivables Trust, Ser 2010-1, Cl A3 1.450%, 05/15/14	$ 433	$ 436
Ally Auto Receivables Trust, Ser 2010-3, Cl A3 1.110%, 10/15/14	1,225	1,222
Ally Auto Receivables Trust, Ser 2010-2, Cl A3 1.380%, 07/15/14	1,000	1,005
Ally Master Owner Trust, Ser 2011-1, Cl A2 2.150%, 01/15/16	1,685	1,685
AmeriCredit Automobile Receivables Trust, Ser 2009-1, Cl A3 3.040%, 10/15/13	2,820	2,859
BMW Vehicle Owner Trust, Ser 2010-A, Cl A3 1.390%, 04/25/14	1,000	1,008
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	3,425	3,448
Ford Credit Auto Owner Trust, Ser 2010-A, Cl A3 1.320%, 06/15/14	1,500	1,509
Ford Credit Floorplan Master Owner Trust, Ser 2011-1, Cl A1 2.120%, 02/15/16	945	947
Honda Auto Receivables Owner Trust, Ser 2010-3, Cl A3 0.700%, 4/21/14	1,350	1,347
Mercedes-Benz Auto Receivables Trust, Ser 2010-1, Cl A3 1.420%, 08/15/14	500	504
Toyota Auto Receivables Owner Trust, Ser 2010-C, Cl A3 0.770%, 04/15/14	1,395	1,393
Toyota Auto Receivables Owner Trust, Ser 2010-B, Cl A3 1.040%, 02/18/14	665	668
Toyota Auto Receivables Owner Trust, Ser 2010-A, Cl A3 1.270%, 12/16/13	1,000	1,006
Total Automobiles		19,037

Description	Face Amount (000)/Shares	Value (000)
Credit Card — 0.9%		
Cabela's Master Credit Card Trust 144A, Ser 2009-1A, Cl A 2.219%, 03/16/15(D)	$ 1,500	$ 1,521
Total Credit Card		**1,521**
Other — 2.5%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	1,755	1,817
Entergy Texas Restoration Funding, Ser 2009-A, Cl A1 2.120%, 02/01/16	1,629	1,659
Fannie Mae, Ser 2001-W4, Cl AF5 6.114%, 02/25/32(H)(M)	142	155
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A 5.090%, 07/28/12(K)	400	405
Total Other		**4,036**
Total Asset-Backed Securities (Cost $24,478)		**24,594**
Municipal Bonds — 0.6%		
Louisiana Local Government Environmental Facilities & Community Development Authority 1.110%, 02/01/16	950	948
Total Municipal Bonds (Cost $950)		**948**
Commercial Paper — 0.5%		
Fortis Funding 0.230%, 04/13/11(F)	800	800
Total Commercial Paper (Cost $800)		**800**
Affiliated Mutual Fund — 0.7%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.05% (A)	1,175,557	1,176
Total Affiliated Mutual Fund (Cost $1,176)		**1,176**
Total Investments — 100.3% (Cost $162,859)		**163,093**
Other Assets and Liabilities, Net — (0.3)%		**(485)**
Total Net Assets — 100.0%		**$162,608**

For descriptions of abbreviations and footnotes, please refer to page 90.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ —	$ 54,543	$ —	$ 54,543
Mortgage Related	—	34,930	—	34,930
U.S. Government Agency Obligations	—	23,136	—	23,136
U.S. Treasury Obligations	—	22,966	—	22,966
Asset-Backed Securities	—	24,189	405	24,594
Municipal Bonds	—	948	—	948
Commercial Paper	—	800	—	800
Affiliated Mutual Fund	1,176	—	—	1,176
Total Investments	**$ 1,176**	**$161,512**	**$405**	**$163,093**

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2010	$ 4,158
Realized gain (loss)	3
Change in unrealized appreciation (depreciation)	(26)
Accrued discounts/premiums	—
Net purchases (sales)	(486)
Transfers in and/or out of Level 3	(3,244)
Balance as of March 31, 2011	$ 405

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On March 31, 2011, the value of these securities amounted to $1,639 (000), representing 3.4% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund, $66,319 (000), representing 42.7% of the net assets of the Old Mutual Cash Reserves Fund, $5,891 (000), representing 52.8% of the net assets of the Old Mutual Dwight High Yield Fund, $4,367 (000), representing 5.5% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund and $16,951 (000), representing 10.4% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(A) — Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of March 31, 2011.

(B) — All or a portion of this security is held as cover for securities sold short.

(C) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

(D) — Floating Rate Security - The rate reported represents the security's rate as of March 31, 2011.

(E) — Variable Rate Security - The rate reported represents the security's rate as of March 31, 2011.

(F) — Discount Note - The rate reported represents the effective yield at the time of purchase.

(G) — Tri-party repurchase agreement.

(H) — The rate shown reflects the coupon rate after the step date.

(I) — Interest Only.

(J) — Inflation-Indexed Bond/Note.

(K) — Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On March 31, 2011, the value of these securities amounted to $42 (000), representing 0.1% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund and $865 (000), representing 0.5% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(L) — Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

(M) — All or a portion of this security is held as cover for TBAs.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

FHLB — Federal Home Loan Bank

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

GNMA — Government National Mortgage Association

HMO — Health Maintenance Organization

ISP — Internet Service Provider

LP — Limited Partnership

MTN — Medium Term Note

R&D — Research and Development

REITs — Real Estate Investment Trusts

REMICS — Real Estate Mortgage Investment Conduit

S&L — Savings and Loan

Ser — Series

TBA — Security traded under delayed delivery commitments settling after March 31, 2011. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.

Cost figures are shown with "000's" omitted.

This page is intentionally left blank.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

As of March 31, 2011

	Old Mutual Analytic U.S. Long/Short Fund
Assets:	
Investment Securities, at cost	$ 44,869
Investment in Affiliated Mutual Fund, at cost	5,612
Investment Securities, at value	$ 51,121
Investment in Affiliated Mutual Fund, at value	5,612
Cash Deposits Held at Prime Broker	326
Receivable for Capital Shares Sold	40
Receivable for Investment Securities Sold	—
Receivable for Dividends and Interest	46
Receivable from Investment Adviser	—
Other Assets	6
Total Assets	57,151
Liabilities:	
Securities Sold Short, at Value (Proceeds received of $7,699, $—, $—, $—,$—)	8,791
Payable to Investment Adviser	14
Payable for Management Fees	33
Payable for Capital Shares Redeemed	11
Payable for Investment Securities Purchased	—
Payable to Custodian	—
Payable for Trustees' Fees	5
Payable for Distribution and Service Fees	—
Variation Margin Payable on Futures Contracts	15
Accrued Expenses	31
Total Liabilities	8,900
Net Assets	$ 48,251
Net Assets:	
Paid-in Capital†	$ 109,670
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	23
Accumulated Net Realized Loss on Investments, Futures Contracts and Securities Sold Short	(66,666)
Net Unrealized Appreciation on Investments, Securities Sold Short and Futures Contracts	5,224
Net Assets	$ 48,251
Net Assets – Class Z	$ 35,321
Net Assets – Class A	2,654
Net Assets – Institutional Class	10,276
Outstanding Shares of Beneficial Interest – Class Z	2,975,968
Outstanding Shares of Beneficial Interest – Class A	226,009
Outstanding Shares of Beneficial Interest – Institutional Class	866,775
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 11.87
Net Asset Value and Redemption Price Per Share – Class A*	$ 11.74
Maximum Offering Price Per Share Class A**	$ 12.46
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 11.86

† Par Value of $0.001, unlimited authorization
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Focused Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund
$ 104,523	$ 533,179	$ 46,105	$ 142,964
—	29,032	322	920
$ 130,759	$ 613,417	$ 65,340	$ 208,690
—	29,032	322	920
—	—	—	—
148	107	15	5
877	14,237	1,344	—
286	497	144	78
4	125	5	41
6	26	2	8
132,080	657,441	67,172	209,742
—	—	—	—
—	—	—	—
83	384	50	123
131	198	7	275
136	19,926	971	—
601	—	—	—
6	26	3	8
—	1	—	—
—	—	—	—
33	404	23	131
990	20,939	1,054	537
$ 131,090	$ 636,502	$ 66,118	$ 209,205
$ 127,947	$ 1,771,682	$ 58,238	$ 301,593
580	407	(2,809)	—
(23,673)	(1,215,825)	(8,546)	(158,114)
26,236	80,238	19,235	65,726
$ 131,090	$ 636,502	$ 66,118	$ 209,205
$ 86,659	$ 595,397	$ 49,863	$ 188,671
2,325	12,226	5,293	1,111
42,106	28,879	10,962	19,423
12,953,617	26,860,760	5,760,574	9,807,159
348,688	557,675	614,604	58,662
6,302,960	1,299,117	1,272,920	1,003,898
$ 6.69	$ 22.17	$ 8.66	$ 19.24
$ 6.67	$ 21.92	$ 8.61	$ 18.95
$ 7.08	$ 23.26	$ 9.14	$ 20.11
$ 6.68	$ 22.23	$ 8.61	$ 19.35

	Old Mutual Strategic Small Company Fund
Assets:	
Investment Securities, at cost	$ 88,215
Investment in Affiliated Mutual Fund, at cost	1,599
Investment Securities, at value	$ 118,408
Investment in Affiliated Mutual Fund, at value	1,599
Repurchase Agreement, at value	—
Cash	—
Receivable for Capital Shares Sold	21
Receivable for Investment Securities Sold	1,460
Receivable for Dividends and Interest	35
Receivable from Investment Adviser	18
Other Assets	5
Total Assets	121,546
Liabilities:	
Payable to Investment Adviser	—
Payable for Management Fees	93
Payable for Capital Shares Redeemed	28
Payable for Investment Securities Purchased	1,276
Payable for Trustees' Fees	4
Accrued Expenses	86
Income Distribution Payable	—
Total Liabilities	1,487
Net Assets	$ 120,059
Net Assets:	
Paid-in Capital†	$ 133,181
Undistributed (Distribution in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	—
Accumulated Net Realized Gain (Loss) on Investments	(43,315)
Net Unrealized Appreciation on Investments	30,193
Net Assets	$ 120,059
Net Assets – Class Z	$ 118,679
Net Assets – Class A	207
Net Assets – Institutional Class	1,173
Outstanding Shares of Beneficial Interest – Class Z	9,776,833
Outstanding Shares of Beneficial Interest – Class A	17,464
Outstanding Shares of Beneficial Interest – Institutional Class	96,189
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 12.14
Net Asset Value and Redemption Price Per Share – Class A*	$ 11.88
Maximum Offering Price Per Share Class A**	$ 12.60
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 12.20

† Par Value of $0.001, unlimited authorization

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
$ 221,290	$ 90,783	$ 44,287	$ 148,426
2,605	2,385	1,298	—
$ 279,492	$ 118,988	$ 46,229	$ 116,226
2,605	2,385	1,298	—
—	—	—	32,200
—	—	—	17
54	41	160	12
58,343	117	239	—
857	100	433	20
29	—	5	33
9	5	2	3
341,389	121,636	48,366	148,511
—	4	—	—
273	100	24	24
49,542	37	273	8
5,096	—	300	—
11	5	2	3
67	34	26	33
—	—	160	7
54,989	180	785	75
$ 286,400	$ 121,456	$ 47,581	$ 148,436
$ 254,390	$ 93,663	$ 45,473	$ 148,436
583	—	(104)	—
(26,775)	(412)	270	—
58,202	28,205	1,942	—
$ 286,400	$ 121,456	$ 47,581	$ 148,436
$ 76,756	$ 98,269	N/A	$ 21,626
4,234	3,068	N/A	465
205,410	20,119	$ 47,581	126,345
8,083,053	5,026,427	N/A	21,633,516
449,507	160,928	N/A	464,525
21,639,212	1,023,618	4,566,763	126,344,970
$ 9.50	$ 19.55	N/A	$ 1.00
$ 9.42	$ 19.06	N/A	$ 1.00
$ 9.99	$ 20.22	N/A	N/A
$ 9.49	$ 19.65	$ 10.42	$ 1.00

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — concluded

AS OF MARCH 31, 2011

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Assets:			
Investment Securities, at cost	$ 10,000	$ 75,875	$ 161,683
Investment in Affiliated Mutual Fund, at cost	1,050	19,572	1,176
Investment Securities, at value	$ 9,899	$ 76,758	$ 161,917
Investment in Affiliated Mutual Fund, at value	1,050	19,572	1,176
Receivable for Capital Shares Sold	85	166	400
Receivable for Investment Securities Sold	—	11,801	4,793
Receivable for Dividends and Interest	226	452	748
Receivable from Investment Adviser	5	14	—
Other Assets	—	3	7
Total Assets	11,265	108,766	169,041
Liabilities:			
Payable to Investment Adviser	—	—	14
Payable for Management Fees	6	30	63
Payable for Capital Shares Redeemed	3	175	221
Payable for Investment Securities Purchased	—	29,601	5,799
Income Distribution Payable	78	173	277
Payable for Trustees' Fees	1	4	9
Payable for Distribution and Service Fees	—	4	2
Accrued Expenses	15	35	48
Total Liabilities	103	30,022	6,433
Net Assets	$ 11,162	$ 78,744	$ 162,608
Net Assets:			
Paid-in Capital†	$ 10,920	$ 77,563	$ 163,299
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	20	3	(9)
Accumulated Net Realized Gain (Loss) on Investments, Written Options and Futures Contracts	323	295	(916)
Net Unrealized Appreciation (Depreciation) on Investments	(101)	883	234
Net Assets	$ 11,162	$ 78,744	$ 162,608
Net Assets – Class Z	N/A	$ 22,930	$ 123,841
Net Assets – Class A	N/A	30,532	8,906
Net Assets – Class C	N/A	11,462	9,763
Net Assets – Institutional Class	$ 11,162	13,820	20,098
Outstanding Shares of Beneficial Interest – Class Z	N/A	2,322,078	12,336,922
Outstanding Shares of Beneficial Interest – Class A	N/A	3,090,157	887,351
Outstanding Shares of Beneficial Interest – Class C	N/A	1,160,708	973,081
Outstanding Shares of Beneficial Interest – Institutional Class	1,084,629	1,397,971	2,003,181
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 9.87	$ 10.04
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 9.88	$ 10.04
Maximum Offering Price Per Share Class A	N/A	$ 10.37**	$ 10.35***
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	N/A	$ 9.87	$ 10.03
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.29	$ 9.89	$ 10.03

† Par Value of $0.001, unlimited authorization

†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%

*** Maximum Offering Price Per Share is equal to Net Asset Value/97.00%

N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

This page is intentionally left blank.

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED MARCH 31, 2011

	Old Mutual Analytic U.S. Long/Short Fund
Investment Income:	
Dividends	$ 1,775
Dividends from Affiliated Mutual Fund	1
Interest	1
Less: Foreign Taxes Withheld	—
Total Investment Income	1,777
Expenses:	
Management Fees	602
Distribution and Service fees:	
Class A	8
Professional Fees	34
Registration and SEC Fees	44
Custodian Fees	27
Trustees' Fees	48
Transfer Agent Fees	85
Dividend Expense on Securities Sold Short	14
Interest Expense on Securities Sold Short	76
Other Expenses	27
Total Expenses	965
Less:	
Net Waiver of Management Fees	(34)
Waiver of Trustee Fees[1]	(27)
Net Expenses	904
Net Investment Income	873
Net Realized Gain from Security Transactions (including Securities Sold Short)	13,289
Net Realized Gain on Futures Contracts	243
Net Change in Unrealized Appreciation (Depreciation) on Investments (including securities Sold Short)	(14,648)
Net Change in Unrealized Appreciation on Futures Contracts	60
Net Realized and Unrealized Gain (Loss) on Investments	(1,056)
Increase (Decrease) in Net Assets Resulting from Operations	$ (183)

[1] During the year ended March 31, 2011, the Adviser voluntarily reimbursed the Funds for compensation paid to Trustees Emeritus. These amounts will not be eligible for recoupment by the Adviser in future periods.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Focused Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund
$ 3,378	$ 9,372	$ 1,225	$ 2,351
—	11	1	1
—	—	—	—
(20)	(3)	(8)	(3)
3,358	9,380	1,218	2,349
998	4,328	558	1,418
6	61	15	3
52	236	28	80
37	52	38	35
7	35	7	10
60	264	27	88
139	2,489	90	787
—	—	—	—
—	—	—	—
43	460	24	149
1,342	7,925	787	2,570
(88)	(2,043)	(48)	(570)
(28)	(122)	(11)	(39)
1,226	5,760	728	1,961
2,132	3,620	490	388
51	32,705	10,549	9,758
—	—	—	—
9,206	18,289	2,170	25,792
—	—	—	—
9,257	50,994	12,719	35,550
$ 11,389	$ 54,614	$ 13,209	$ 35,938

STATEMENTS OF OPERATIONS (000) — continued

FOR THE YEAR ENDED MARCH 31, 2011

	Old Mutual Strategic Small Company Fund
Investment Income:	
Dividends	$ 534
Dividends from Affiliated Mutual Fund	1
Interest	—
Less: Foreign Taxes Withheld	(2)
Total Investment Income	533
Expenses:	
Management Fees	1,011
Distribution and Service Fees:	
Class A	2
Professional Fees	40
Registration and SEC Fees	35
Custodian Fees	28
Trustees' Fees	46
Transfer Agent Fees	465
Pricing Fees	—
Other Expenses	85
Total Expenses	1,712
Less:	
Net Waiver of Management Fees	(308)
Waiver of Trustee Fees[2]	(21)
Reimbursement of Other Expenses by Adviser	—
Net Expenses	1,383
Net Investment Income (Loss)	(850)
Net Realized Gain from Security Transactions	19,371
Net Change in Unrealized Appreciation (Depreciation) on Investments	8,514
Net Realized and Unrealized Gain on Investments	27,885
Increase in Net Assets Resulting from Operations	$ 27,035

[1] See Note 3.
[2] During the year ended March 31, 2011, the Adviser voluntarily reimbursed the Funds for compensation paid to Trustees Emeritus. These amounts will not be eligible for recoupment by the Adviser in future periods.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
	$ 5,432	$ 1,126	$ 1	$ —
	7	1	—	—
	—	—	2,439	293
	(24)	—	—	—
	5,415	1,127	2,440	293
	2,686	1,104	322	184
	12	9	—	2
	108	43	22	49
	39	38	27	49
	14	6	5	21
	113	50	24	27
	222	125	1	149
	—	—	29	—
	77	35	12	71
	3,271	1,410	442	552
	(290)	(28)	(55)	(184)[1]
	(48)	(23)	(11)	(7)
	—	—	—	(136)[1]
	2,933	1,359	376	225
	2,482	(232)	2,064	68
	30,522	16,885	1,385	—
	26,013	(136)	(450)	—
	56,535	16,749	935	—
	$59,017	$16,517	$2,999	$ 68

Statements of Operations (000) — concluded

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Investment Income:			
Dividends	$ —	$ 4	$ 6
Dividends from Affiliated Mutual Fund	—	7	6
Interest	996	2,894	4,344
Total Investment Income	996	2,905	4,356
Expenses:			
Management Fees	69	380	821
Distribution and Service Fees:			
Class A	—	102	56
Class C	—	158	102
Professional Fees	6	34	72
Registration and SEC Fees	27	50	51
Custodian Fees	2	13	10
Trustees' Fees	4	40	84
Transfer Agent Fees	1	93	139
Pricing Fees	6	—	—
Other Expenses	4	73	77
Total Expenses	119	943	1,412
Less:			
Net (Waiver) Recoupment of Management Fees	(38)	(187)	34
Waiver of Trustee Fees[1]	(2)	(18)	(38)
Net Expenses	79	738	1,408
Net Investment Income	917	2,167	2,948
Net Realized Gain from Security Transactions	631	3,274	1,398
Net Realized Gain on Futures Contracts	—	36	—
Net Realized Gain on Written Options Contracts	—	6	—
Net Change in Unrealized Depreciation on Investments	(179)	(1,390)	(887)
Net Change in Unrealized Depreciation on Written Options Contracts	—	(4)	—
Net Realized and Unrealized Gain (Loss) on Investments	452	1,922	511
Increase in Net Assets Resulting from Operations	$ 1,369	$ 4,089	$ 3,459

[1] During the year ended March 31, 2011, the Adviser voluntarily reimbursed the Funds for compensation paid to Trustees Emeritus. These amounts will not be eligible for recoupment by the Adviser in future periods.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

This page is intentionally left blank.

Statements of Changes in Net Assets (000)

	Old Mutual Analytic U.S. Long/Short Fund	
	4/1/10 to 3/31/11	4/1/09 to 3/31/10
Investment Activities:		
Net Investment Income	$ 873	$ 1,754
Net Realized Gain (Loss) from Investments (including Securities Sold Short) and Futures Contracts	13,532	26,586
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) and Futures Contracts	(14,588)	31,435
Net Increase (Decrease) in Net Assets Resulting from Operations	(183)	59,775
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	(1,041)	(1,239)
Class A	(80)	(27)
Class C	—	—
Institutional Class	(314)	(252)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Institutional Class	—	—
Return of Capital		
Class Z	—	—
Class A	—	—
Institutional Class	—	—
Total Dividends and Distributions	(1,435)	(1,518)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions [1]	(95,819)	(95,467)
Total Increase (Decrease) in Net Assets	(97,437)	(37,210)
Net Assets:		
Beginning of Period	145,688	182,898
End of Period	$ 48,251	$ 145,688
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 23	$ 582

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund		Old Mutual Focused Fund		Old Mutual Heitman REIT Fund		Old Mutual Large Cap Growth Fund	
	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10
	$ 2,132	$ 2,703	$ 3,620	$ 1,388	$ 490	$ 1,007	$ 388	$ 515
	51	(19,147)	32,705	103,041	10,549	3,159	9,758	5,496
	9,206	78,252	18,289	(41,764)	2,170	26,027	25,792	60,472
	11,389	61,808	54,614	62,665	13,209	30,193	35,938	66,483
	(1,390)	(1,702)	(4,140)	(561)	(367)	(788)	(377)	(567)
	(29)	(46)	(37)	(140)	(28)	(154)	—	(1)
	—	(8)	—	—	—	(5)	—	—
	(726)	(1,330)	(244)	(148)	(100)	(160)	(84)	(111)
	—	—	(32,303)	—	—	—	—	—
	—	—	(2,023)	—	—	—	—	—
	—	—	(1,673)	—	—	—	—	—
	—	—	—	—	(226)	—	—	(63)
	—	—	—	—	(31)	—	—	—
	—	—	—	—	(72)	—	—	(55)
	(2,145)	(3,086)	(40,420)	(849)	(824)	(1,107)	(461)	(797)
	(20,708)	(31,253)	(19,761)	519,249	(9,563)	4,034	(33,256)	(854)
	(11,464)	27,469	(5,567)	581,065	2,822	33,120	2,221	64,832
	142,554	115,085	642,069	61,004	63,296	30,176	206,984	142,152
	$ 131,090	$ 142,554	$ 636,502	$ 642,069	$ 66,118	$ 63,296	$ 209,205	$ 206,984
	$ 580	$ 593	$ 407	$ 1,087	$ (2,809)	$ (2,726)	$ —	$ —

Statements of Changes in Net Assets (000) — continued

	Old Mutual Strategic Small Company Fund	
	4/1/10 to 3/31/11	4/1/09 to 3/31/10
Investment Activities:		
Net Investment Income (Loss)	$ (850)	$ (671)
Net Increase from Payment by Affiliates[1]	—	46
Net Realized Gain (Loss) from Investments	19,371	14,866
Net Change in Unrealized Appreciation (Depreciation) on Investments	8,514	25,979
Net Increase in Net Assets Resulting from Operations	27,035	40,220
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	(187)	(250)
Class A	—	(1)
Class C	—	—
Institutional Class	(2)	(14)
Net Realized Gains from Investment Transactions:		
Institutional Class	—	—
Total Dividends and Distributions	(189)	(265)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[2]	(18,351)	(20,625)
Total Increase (Decrease) in Net Assets	8,495	19,330
Net Assets:		
Beginning of Period	111,564	92,234
End of Period	$ 120,059	$ 111,564
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ —	$ 187

[1] See Note 2.
[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund		Old Mutual TS&W Small Cap Value Fund		Old Mutual Barrow Hanley Core Bond Fund		Old Mutual Cash Reserves Fund	
	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10
	$ 2,482	$ 1,545	$ (232)	$ 191	$ 2,064	$ 2,346	$ 68	$ 30
	—	—	—	—	—	—	—	—
	30,522	19,740	16,885	2,004	1,385	(225)	—	—
	26,013	43,872	(136)	33,426	(450)	3,755	—	—
	59,017	65,157	16,517	35,621	2,999	5,876	68	30
	(388)	(375)	—	(146)	—	—	(3)	(29)
	(12)	(12)	—	(1)	—	—	—	(1)
	—	—	—	—	—	—	—	(1)
	(1,499)	(927)	—	(88)	(2,154)	(2,357)	(65)	—
	—	—	—	—	(863)	(1,256)	—	—
	(1,899)	(1,314)	—	(235)	(3,017)	(3,613)	(68)	(31)
	(24,898)	65,306	(13,528)	23,388	(9,792)	12,037	108,344	3,086
	32,220	129,149	2,989	58,774	(9,810)	14,300	108,344	3,085
	254,180	125,031	118,467	59,693	57,391	43,091	40,092	37,007
	$286,400	$254,180	$121,456	$118,467	$47,581	$57,391	$148,436	$40,092
	$ 583	$ 110	$ —	$ —	$ (104)	$ 1	$ —	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000)—concluded

	Old Mutual Dwight High Yield Fund	
	4/1/10 to 3/31/11	4/1/09 to 3/31/10
Investment Activities:		
Net Investment Income	$ 917	$ 1,688
Net Realized Gain from Investments, Futures Contracts and Written Options Contracts	631	1,116
Net Change in Unrealized Appreciation (Depreciation) on Investments and Written Options Contracts	(179)	2,869
Net Increase in Net Assets Resulting from Operations	1,369	5,673
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	(914)	(1,645)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	(755)	(165)
Total Dividends and Distributions	(1,669)	(1,810)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions [1]	1,462	(3,189)
Total Increase (Decrease) in Net Assets	1,162	674
Net Assets:		
Beginning of Period	10,000	9,326
End of Period	$ 11,162	$ 10,000
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 20	$ 18

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	4/1/10 to 3/31/11	4/1/09 to 3/31/10	4/1/10 to 3/31/11	4/1/09 to 3/31/10
	$ 2,167	$ 3,567	$ 2,948	$ 5,159
	3,316	2,313	1,398	936
	(1,394)	3,299	(887)	5,091
	4,089	9,179	3,459	11,186
	(407)	(374)	(2,539)	(3,601)
	(1,210)	(1,981)	(393)	(1,070)
	(349)	(665)	(165)	(312)
	(496)	(643)	(371)	(202)
	(809)	(91)	—	—
	(1,926)	(539)	—	—
	(753)	(218)	—	—
	(673)	(167)	—	—
	(6,623)	(4,678)	(3,468)	(5,185)
	(21,271)	21,375	(48,434)	33,934
	(23,805)	25,876	(48,443)	39,935
	102,549	76,673	211,051	171,116
	$ 78,744	$ 102,549	$ 162,608	$ 211,051
	$ 3	$ 1	$ (9)	$ (8)

STATEMENT OF CASH FLOWS (000)

FOR THE YEAR ENDED MARCH 31, 2011

	Old Mutual Analytic U.S. Long/Short Fund
Cash Flows Provided From (used in) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $1)	$ 2,072
Purchases of Long-term Investment Securities	(191,757)
Proceeds from Sales of Long-term Investment Securities	313,253
Net Cash Provided From Futures Transactions	312
Net Cash Used in Short Sales Transactions	(20,058)
Net Increase in Short-term Investments	(4,861)
Dividend and Interest Expenses Paid	(90)
Operating Expenses Paid	(962)
Net Cash Provided From Operating Activities	97,909
Cash Flows Used in Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(97,648)
Cash Dividends Paid, Excluding Reinvestment of $1,310	(125)
Decrease in Payable to Custodian	(4)
Increase in Deposits with Brokers	(132)
Net Cash Used in Financing Activities	(97,909)
Net Change in Cash	—
Cash at Beginning of Year	—
Cash at End of Year	$ —
Reconciliation of Net Decrease in Net Assets from Operations to	
Net Cash Provided from Operating Activities:	
Net Decrease in Net Assets Resulting from Operations	$ (183)
Decrease in Investments	95,963
Accretion of Discount on Investments	(1)
Decrease in Dividends and Interest Receivable	296
Decrease in Payable for Securities Purchased	(480)
Increase in Variation Margin Payable	9
Increase in Other Assets	(3)
Decrease in Accrued Expenses	(145)
Decrease in Receivable for Securities Sold	2,453
Total Adjustments	98,092
Net Cash Provided From Operating Activities	$ 97,909

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Analytic U.S. Long/Short Fund															
Class Z															
2011	$ 10.76	$ 0.12	$ 1.32	$ 1.44	$(0.33)	$ —	$(0.33)	$ —	$ 11.87	13.66%	$ 35,321	1.22%@	1.24%	1.14%	217.63%
2010	7.85	0.10	2.90	3.00	(0.09)	—	(0.09)	—	10.76	38.30%	125,337	1.28%@	1.23%	1.01%	199.77%
2009	13.11	0.06	(5.29)	(5.23)	(0.03)	—	(0.03)	—	7.85	(39.91)%	149,755	1.83%@	1.69%	0.57%	184.31%
2008	14.20	0.03	(1.09)	(1.06)	(0.03)	—	(0.03)	—	13.11	(7.47)%	46,374	1.45%@	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%@	1.56%	0.59%	171.44%[8]
Class A															
2011	$ 10.67	$ 0.09	$ 1.30	$ 1.39	$(0.32)	$ —	$(0.32)	$ —	$ 11.74	13.29%	$ 2,654	1.47%@	2.20%	0.91%	217.63%
2010	7.77	0.07	2.89	2.96	(0.06)	—	(0.06)	—	10.67	38.09%	4,616	1.53%@	1.97%	0.76%	199.77%
2009	13.02	0.01	(5.23)	(5.22)	(0.03)	—	(0.03)	—	7.77	(40.12)%	5,222	2.03%@	2.59%	0.07%	184.31%
2008	14.15	(0.03)	(1.05)	(1.08)	(0.05)	—	(0.05)	—	13.02	(7.66)%	14,468	1.87%@	2.75%	(0.19)%	235.64%
2007	11.68	0.05	2.44	2.49	(0.02)	—	(0.02)	—	14.15	21.33%	2,546	1.48%@	2.47%	0.39%	171.44%[8]
Institutional Class															
2011	$ 10.77	$ 0.14	$ 1.34	$ 1.48	$(0.39)	$ —	$(0.39)	$ —	$ 11.86	14.07%	$ 10,276	1.02%@	1.24%	1.33%	217.63%
2010	7.86	0.11	2.92	3.03	(0.12)	—	(0.12)	—	10.77	38.60%	15,735	1.09%@	1.18%	1.16%	199.77%
2009	13.09	0.05	(5.25)	(5.20)	(0.03)	—	(0.03)	—	7.86	(39.73)%	24,956	1.60%@	1.71%	0.50%	184.31%
2008	14.20	0.02	(1.05)	(1.03)	(0.08)	—	(0.08)	—	13.09	(7.32)%	44,322	1.47%@	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%@	2,495.13%	0.73%	171.44%[8]
Old Mutual Barrow Hanley Value Fund															
Class Z															
2011	$ 6.19	$ 0.09	$ 0.51	$ 0.60	$(0.10)	$ —	$(0.10)	$ —	$ 6.69	9.86%	$ 86,659	0.95%	1.04%	1.58%	13.31%
2010	4.01	0.10	2.19	2.29	(0.11)	—	(0.11)	—	6.19	57.65%	88,766	1.00%	1.07%	1.87%	24.80%
2009	6.65	0.16	(2.68)	(2.52)	(0.12)	—	(0.12)	—	4.01	(38.29)%	67,325	1.10%	1.22%	3.03%	17.05%
2008	8.82	0.14	(0.97)	(0.83)	(0.20)	(1.14)	(1.34)	—	6.65	(11.49)%	86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
Class A															
2011	$ 6.17	$ 0.08	$ 0.50	$ 0.58	$(0.08)	$ —	$(0.08)	$ —	$ 6.67	9.59%	$ 2,325	1.20%	2.04%	1.31%	13.31%
2010	4.00	0.09	2.17	2.26	(0.09)	—	(0.09)	—	6.17	57.05%	2,514	1.26%	1.76%	1.72%	24.80%
2009	6.64	0.14	(2.66)	(2.52)	(0.12)	—	(0.12)	—	4.00	(38.39)%	2,530	1.35%	2.23%	2.76%	17.05%
2008	8.80	0.12	(0.97)	(0.85)	(0.17)	(1.14)	(1.31)	—	6.64	(11.68)%	2,379	1.35%	2.38%	1.36%	9.69%
2007	16.58	0.15	1.38	1.53	(0.17)	(9.14)	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
Institutional Class															
2011	$ 6.18	$ 0.10	$ 0.51	$ 0.61	$(0.11)	$ —	$(0.11)	$ —	$ 6.68	9.99%	$ 42,106	0.85%	0.89%	1.67%	13.31%
2010	4.01	0.11	2.18	2.29	(0.12)	—	(0.12)	—	6.18	57.64%	51,274	0.87%	0.90%	2.01%	24.80%
2009	6.63	0.17	(2.66)	(2.49)	(0.13)	—	(0.13)	—	4.01	(38.06)%	44,011	0.90%	1.02%	3.24%	17.05%
2008	8.83	0.41	(1.25)	(0.84)	(0.22)	(1.14)	(1.36)	—	6.63	(11.57)%	51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL FOCUSED FUND																
Class Z																
2011	$21.75	$0.12	$1.71	$1.83	$(0.15)	$(1.26)	$ —	$(1.41)	$ —	$22.17	9.71%	$595,397	0.95%	1.32%	0.60%	114.74%
2010	14.58	0.10	7.20	7.30	(0.13)	—	—	(0.13)	—	21.75	50.14%	577,028	0.95%	1.38%	0.50%	318.10%
2009	21.84	0.25	(7.20)	(6.95)	(0.24)	(0.07)	—	(0.31)	—	14.58	(31.88)%	42,976	1.12%	1.45%	1.33%	309.24%
2008	23.53	0.19	(0.86)	(0.67)	(0.06)	(0.96)	—	(1.02)	—	21.84	(3.21)%	17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
Class A																
2011	$21.49	$0.08	$1.66	$1.74	$(0.05)	$(1.26)	$ —	$(1.31)	$ —	$21.92	9.34%	$12,226	1.20%	1.42%	0.40%	114.74%
2010	14.44	0.10	7.08	7.18	(0.13)	—	—	(0.13)	—	21.49	49.80%	33,875	1.20%	1.38%	0.49%	318.10%
2009	21.68	0.18	(7.11)	(6.93)	(0.24)	(0.07)	—	(0.31)	—	14.44	(32.04)%	1,950	1.35%	2.76%	1.01%	309.24%
2008	23.39	0.11	(0.83)	(0.72)	(0.03)	(0.96)	—	(0.99)	—	21.68	(3.46)%	1,690	1.40%	2.20%	0.44%	97.93%
2007	20.29	0.12	3.03	3.15	(0.05)	—	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
Institutional Class																
2011	$21.81	$0.15	$1.71	$1.86	$(0.18)	$(1.26)	$ —	$(1.44)	$ —	$22.23	9.86%	$28,879	0.80%	0.95%	0.75%	114.74%
2010	14.62	0.18	7.18	7.36	(0.17)	—	—	(0.17)	—	21.81	50.44%	31,166	0.80%	0.91%	0.91%	318.10%
2009	21.81	0.30	(7.17)	(6.87)	(0.25)	(0.07)	—	(0.32)	—	14.62	(31.58)%	15,451	0.71%	0.98%	1.60%	309.24%
2008	23.54	0.29	(0.93)	(0.64)	(0.13)	(0.96)	—	(1.09)	—	21.81	(3.12)%	23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2011	$7.10	$0.06	$1.60	$1.66	$(0.06)	$ —	$(0.04)	$(0.10)	$ —	$8.66	23.59%	$49,863	1.19%	1.24%	0.75%	169.65%
2010	3.67	0.12	3.44	3.56	(0.13)	—	—	(0.13)	—	7.10	98.07%	41,059	1.25%	1.32%	2.20%	182.26%
2009	9.12	0.21	(5.50)	(5.29)	(0.16)	—	—	(0.16)	—	3.67	(58.68)%	23,233	1.07%	1.23%	2.97%	86.69%
2008	15.34	0.09	(2.85)	(2.76)	(0.27)	(3.19)	—	(3.46)	—	9.12	(18.90)%	68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
Class A																
2011	$7.06	$0.05	$1.58	$1.63	$(0.05)	$ —	$(0.03)	$(0.08)	$ —	$8.61	23.16%	$5,293	1.50%	1.75%	0.58%	169.65%
2010	3.65	0.11	3.42	3.53	(0.12)	—	—	(0.12)	—	7.06	97.55%	9,457	1.50%	1.63%	1.92%	182.26%
2009	9.08	0.20	(5.49)	(5.29)	(0.14)	—	—	(0.14)	—	3.65	(58.85)%	4,333	1.40%	1.95%	2.78%	86.69%
2008	15.34	0.29	(3.07)	(2.78)	(0.29)	(3.19)	—	(3.48)	—	9.08	(19.05)%	10,438	1.50%	1.64%	3.14%	66.23%
2007	14.28	0.08	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
Institutional Class																
2011	$7.06	$0.08	$1.59	$1.67	$(0.07)	$ —	$(0.05)	$(0.12)	$ —	$8.61	23.86%	$10,962	0.95%	1.13%	1.07%	169.65%
2010	3.65	0.12	3.44	3.56	(0.15)	—	—	(0.15)	—	7.06	98.52%	12,780	0.95%	1.22%	1.92%	182.26%
2009	9.06	0.17	(5.41)	(5.24)	(0.17)	—	—	(0.17)	—	3.65	(58.56)%	2,304	0.91%	1.31%	2.06%	86.69%
2008	15.34	0.32	(3.07)	(2.75)	(0.34)	(3.19)	—	(3.53)	—	9.06	(18.85)%	24,318	0.95%	1.26%	3.98%	66.23%
2007[2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL LARGE CAP GROWTH FUND																
Class Z																
2011	$ 16.21	$ 0.03	$ 3.04	$ 3.07	$ (0.04)	$ —	$ —	$ (0.04)	$ —	$ 19.24	18.93%	$ 188,671	0.98%	1.32%	0.18%	33.10%
2010	11.18	0.04	5.05	5.09	(0.05)	—	(0.01)	(0.06)	—	16.21	45.52%	178,941	1.08%	1.44%	0.27%	99.02%
2009	18.91	0.02	(7.75)	(7.73)	—	—	—	—	—	11.18	(40.88)%	136,809	1.25%	1.61%	0.14%	160.62%
2008	18.28	(0.06)	0.69	0.63	—	—	—	—	—	18.91	3.45%	94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
Class A																
2011	$ 15.98	$ (0.01)	$ 2.98	$ 2.97	$ —	$ —	$ —	$ —	$ —	$ 18.95	18.59%	$ 1,111	1.23%	2.70%	(0.07)%	33.10%
2010	11.01	—	4.98	4.98	(0.01)	—	—	(0.01)	—	15.98	45.22%	1,066	1.36%	0.36%	0.01%	99.02%
2009	18.69	(0.01)	(7.67)	(7.68)	—	—	—	—	—	11.01	(41.09)%	1,700	1.50%	2.44%	(0.06)%	160.62%
2008	18.11	(0.10)	0.68	0.58	—	—	—	—	—	18.69	3.20%	2,002	1.50%	3.31%	(0.51)%	112.65%
2007	17.66	(0.12)	0.57	0.45	—	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
Institutional Class																
2011	$ 16.31	$ 0.05	$ 3.04	$ 3.09	$ (0.05)	$ —	$ —	$ (0.05)	$ —	$ 19.35	18.99%	$ 19,423	0.88%	0.85%	0.28%	33.10%
2010	11.25	0.06	5.07	5.13	(0.05)	—	(0.02)	(0.07)	—	16.31	45.69%	26,977	0.90%	0.79%	0.41%	99.02%
2009	18.96	0.19	(7.90)	(7.71)	—	—	—	—	—	11.25	(40.66)%	1,610	0.95%	8.98%	1.74%	160.62%
2008	18.29	(0.01)	0.68	0.67	—	—	—	—	—	18.96	3.66%	—	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%
OLD MUTUAL STRATEGIC SMALL COMPANY FUND																
Class Z																
2011	$ 9.44	$ (0.08)	$ 2.80	$ 2.72	$ (0.02)	$ —	$ —	$ (0.02)	$ —	$ 12.14	28.82%	$ 118,679	1.30%	1.59%	(0.80)%	151.76%
2010	6.37	(0.05)	3.14[6]	3.09	(0.02)	—	—	(0.02)	—	9.44	48.56%[6]	107,478	1.30%	1.74%	(0.65)%	171.87%
2009	9.78	—	(3.41)[6]	(3.41)	—	—	—	—	—	6.37	(34.87)%[6]	79,518	1.10%	1.75%	(0.01)%	289.91%
2008	13.47	(0.03)	(0.96)	(0.99)	—	(2.70)	—	(2.70)	—	9.78	(11.00)%	24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	—	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
Class A																
2011	$ 9.25	$ (0.10)	$ 2.73	$ 2.63	$ —	$ —	$ —	$ —	$ —	$ 11.88	28.43%	$ 207	1.55%	3.23%	(1.02)%	151.76%
2010	6.25	(0.08)	3.09[6]	3.01	(0.01)	—	—	(0.01)	—	9.25	48.12%[6]	918	1.55%	0.44%	(0.97)%	171.87%
2009	9.61	(0.03)	(3.33)[6]	(3.36)	—	—	—	—	—	6.25	(34.96)%[6]	720	1.36%	4.20%	(0.32)%	289.91%
2008	13.31	(0.06)	(0.94)	(1.00)	—	(2.70)	—	(2.70)	—	9.61	(11.22)%	1,261	1.60%	3.03%	(0.49)%	142.78%
2007	17.31	(0.14)	0.31	0.17	—	(4.17)	—	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
Institutional Class																
2011	$ 9.49	$ (0.06)	$ 2.81	$ 2.75	$ (0.04)	$ —	$ —	$ (0.04)	$ —	$ 12.20	29.00%	$ 1,173	1.05%	2.22%	(0.61)%	151.76%
2010	6.39	(0.03)	3.16[6]	3.13	(0.03)	—	—	(0.03)	—	9.49	49.05%[6]	3,168	1.05%	1.14%	(0.35)%	171.87%
2009	9.80	(0.02)	(3.39)[6]	(3.41)	—	—	—	—	—	6.39	(34.80)%[6]	11,923	1.06%	18.23%	(0.32)%	289.91%
2008	13.48	—	(0.98)	(0.98)	—	(2.70)	—	(2.70)	—	9.80	(10.92)%	—	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL TS&W MID-CAP VALUE FUND															
Class Z															
2011	$ 7.92	$ 0.07	$ 1.56	$ 1.63	$(0.05)	$ —	$(0.05)	$ —	$ 9.50	20.59%	$ 76,756	1.12%	1.37%	0.80%	89.21%
2010	5.65	0.05	2.26	2.31	(0.04)	—	(0.04)	—	7.92	40.90%	76,965	1.12%	1.38%	0.64%	125.29%
2009[††]	6.02	0.07	(0.41)	(0.34)	(0.03)	—	(0.03)	—	5.65	(5.60)%	60,618	1.12%	3.20%	1.29%	163.38%
Class A															
2011	$ 7.86	$ 0.04	$ 1.54	$ 1.58	$(0.02)	$ —	$(0.02)	$ —	$ 9.42	20.14%	$ 4,234	1.40%	2.10%	0.53%	89.21%
2010	5.61	0.03	2.24	2.27	(0.02)	—	(0.02)	—	7.86	40.41%	5,408	1.40%	1.94%	0.36%	125.29%
2009	8.69	0.02	(3.07)	(3.05)	(0.03)	—	(0.03)	—	5.61	(35.07)%	5,304	1.40%	2.53%	0.29%	163.38%
2008[5]	10.00	0.01	(1.32)	(1.31)	—	—	—	—	8.69	(13.10)%	2,340	1.40%	3.69%	0.17%	66.60%
Institutional Class															
2011	$ 7.92	$ 0.08	$ 1.55	$ 1.63	$(0.06)	$ —	$(0.06)	$ —	$ 9.49	20.61%	$ 205,410	1.00%	1.06%	0.91%	89.21%
2010	5.65	0.06	2.25	2.31	(0.04)	—	(0.04)	—	7.92	41.01%	171,807	1.00%	1.06%	0.82%	125.29%
2009	8.72	0.05	(3.08)	(3.03)	(0.04)	—	(0.04)	—	5.65	(34.81)%	57,430	1.00%	1.18%	0.58%	163.38%
2008[5]	10.00	0.04	(1.31)	(1.27)	(0.01)	—	(0.01)	—	8.72	(12.75)%	56,426	1.00%	1.10%	0.57%	66.60%
OLD MUTUAL TS&W SMALL CAP VALUE FUND															
Class Z															
2011	$ 16.80	$(0.04)	$ 2.79	$ 2.75	$ —	$ —	$ —	$ —	$ 19.55	16.37%	$ 98,269	1.25%	1.26%	(0.23)%	55.43%
2010	11.29	0.03	5.51	5.54	(0.03)	—	(0.03)	—	16.80	49.10%	86,737	1.25%	1.30%	0.18%	83.31%
2009	19.76	0.02	(6.77)[6]	(6.75)	(0.02)	(1.70)	(1.72)	—	11.29	(34.57)%[6]	55,976	1.23%	1.37%	0.15%	139.92%
2008	26.30	(0.13)	(2.52)	(2.65)	—	(3.89)	(3.89)	—	19.76	(11.53)%	45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
Class A															
2011	$ 16.43	$(0.08)	$ 2.71	$ 2.63	$ —	$ —	$ —	$ —	$ 19.06	16.01%	$ 3,068	1.50%	2.10%	(0.46)%	55.43%
2010	11.05	(0.01)	5.39	5.38	—	—	—	—	16.43	48.71%	4,815	1.50%	1.47%	(0.08)%	83.31%
2009	19.43	—	(6.66)[6]	(6.66)	(0.02)	(1.70)	(1.72)	—	11.05	(34.71)%[6]	2,160	1.53%	3.25%	(0.01)%	139.92%
2008	25.99	(0.16)	(2.51)	(2.67)	—	(3.89)	(3.89)	—	19.43	(11.75)%	1,137	1.55%	4.57%	(0.71)%	40.37%
2007	27.93	(0.21)	2.46	2.25	—	(4.19)	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
Institutional Class															
2011	$ 16.87	$(0.01)	$ 2.79	$ 2.78	$ —	$ —	$ —	$ —	$ 19.65	16.48%	$ 20,119	1.10%	1.18%	(0.08)%	55.43%
2010	11.32	0.05	5.54	5.59	(0.04)	—	(0.04)	—	16.87	49.46%	26,915	1.10%	1.16%	0.34%	83.31%
2009[††]	14.28	0.02	(1.26)[6]	(1.24)	(0.02)	(1.70)	(1.72)	—	11.32	(9.52)%[6]	—	1.09%	24,873.11%	0.15%	139.92%
OLD MUTUAL BARROW HANLEY CORE BOND FUND															
Institutional Class															
2011	$ 10.47	$ 0.41	$ 0.15	$ 0.56	$(0.43)	$(0.18)	$(0.61)	$ —	$ 10.42	5.38%	$ 47,581	0.70%	0.82%	3.84%	90.91%
2010	9.96	0.47	0.75	1.22	(0.48)	(0.23)	(0.71)	—	10.47	12.42%	57,391	0.70%	0.78%	4.51%	114.66%
2009	10.19	0.45	(0.09)	0.36	(0.45)	(0.14)	(0.59)	—	9.96	3.72%	43,091	0.70%	0.75%	4.57%	201.34%
2008[4]	10.00	0.17	0.19	0.36	(0.17)	—	(0.17)	—	10.19	3.58%	47,060	0.70%	0.95%	4.68%	70.77%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL CASH RESERVES FUND															
Class Z															
2011	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.01%	$ 21,626	0.28%	0.86%	0.01%	n/a
2010	1.00	—	—	—	—	—	—	—	1.00	0.10%	25,019	0.27%	1.09%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.49%	32,732	0.72%	1.10%	1.51%	n/a
2008	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.18%	37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
Class A															
2011	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.00%	$ 465	0.29%	2.70%	0.00%	n/a
2010	1.00	—	—	—	—	—	—	—	1.00	0.10%	1,072	0.25%	2.45%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.26%	1,045	0.93%	4.23%	1.10%	n/a
2008[7]	1.00	0.02	0.01	0.03	(0.03)	—	(0.03)	—	1.00	3.05%	907	0.98%	7.21%	2.99%	n/a
Institutional Class															
2011	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.09%	$ 126,345	0.20%	0.42%	0.08%	n/a
2010	1.00	—	—	—	—	—	—	—	1.00	0.10%[9]	14,001	0.20%	4.26%	0.03%	n/a
2009	1.00	0.02	(0.00)	0.02	(0.02)	—	(0.02)	—	1.00	1.50%[9]	1	0.43%	6,149.85%	1.77%	n/a
2008[7]	1.00	0.03	0.01	0.04	(0.04)	—	(0.04)	—	1.00	3.35%[9]	1	0.73%	1,509.12%	3.96%	n/a
OLD MUTUAL DWIGHT HIGH YIELD FUND															
Institutional Class															
2011	$ 10.67	$ 0.98	$ 0.47	$ 1.45	$(0.98)	$(0.85)	$(1.83)	$ —	$ 10.29	14.81%	$ 11,162	0.80%	1.21%	9.33%	145.96%
2010	7.72	1.31	3.07	4.38	(1.28)	(0.15)	(1.43)	—	10.67	59.30%	10,000	0.80%	1.04%	13.34%	292.11%
2009	9.29	0.85	(1.55)	(0.70)	(0.87)	—	(0.87)	—	7.72	(7.78)%	9,326	0.80%	1.05%	10.04%	74.19%
2008[4]	10.00	0.36	(0.69)	(0.33)	(0.38)	—	(0.38)	—	9.29	(3.39)%	8,602	0.80%	1.86%	10.90%	10.78%
OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND															
Class Z															
2011	$ 10.24	$ 0.29	$ 0.21	$ 0.50	$(0.33)	$(0.54)	$(0.87)	$ —	$ 9.87	5.00%	$ 22,930	0.58%	0.89%	2.86%	575.48%
2010	9.79	0.38	0.55	0.93	(0.39)	(0.09)	(0.48)	—	10.24	9.62%	10,659	0.58%	0.79%	3.71%	456.70%
2009	10.17	0.47	(0.09)[6]	0.38	(0.47)	(0.29)	(0.76)	—	9.79	3.97%[6]	6,489	0.53%	1.90%	4.78%	214.25%
2008	10.09	0.50	0.04	0.54	(0.46)	—	(0.46)	—	10.17	5.50%	2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
Class A															
2011	$ 10.24	$ 0.27	$ 0.21	$ 0.48	$(0.30)	$(0.54)	$(0.84)	$ —	$ 9.88	4.83%	$ 30,532	0.83%	1.05%	2.61%	575.48%
2010	9.80	0.35	0.54	0.89	(0.36)	(0.09)	(0.45)	—	10.24	9.24%	52,148	0.83%	1.00%	3.47%	456.70%
2009	10.18	0.44	(0.09)[6]	0.35	(0.44)	(0.29)	(0.73)	—	9.80	3.75%[6]	34,967	0.83%	1.15%	4.51%	214.25%
2008	10.09	0.43	0.10	0.53	(0.44)	—	(0.44)	—	10.18	5.37%	808	1.04%	4.71%	4.40%	277.91%
2007	9.97	0.44	0.12	0.56	(0.44)	—	(0.44)	—	10.09	5.78%	590	1.10%	3.68%	4.41%	462.98%
Class C															
2011	$ 10.24	$ 0.19	$ 0.21	$ 0.40	$(0.23)	$(0.54)	$(0.77)	$ —	$ 9.87	3.93%	$ 11,462	1.58%	1.87%	1.86%	575.48%
2010	9.79	0.28	0.55	0.83	(0.29)	(0.09)	(0.38)	—	10.24	8.54%	20,717	1.58%	1.79%	2.73%	456.70%
2009	10.17	0.36	(0.08)[6]	0.28	(0.37)	(0.29)	(0.66)	—	9.79	2.97%[6]	14,759	1.58%	2.33%	3.72%	214.25%
2008	10.09	0.32	0.12	0.44	(0.36)	—	(0.36)	—	10.17	4.51%	1,102	1.70%	7.92%	3.74%	277.91%
2007	9.98	0.36	0.11	0.47	(0.36)	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
Institutional Class															
2011	$ 10.25	$ 0.30	$ 0.22	$ 0.52	$(0.34)	$(0.54)	$(0.88)	$ —	$ 9.89	5.18%	$ 13,820	0.50%	0.70%	2.94%	575.48%
2010	9.80	0.38	0.55	0.93	(0.39)	(0.09)	(0.48)	—	10.25	9.70%	19,025	0.50%	0.66%	3.75%	456.70%
2009	10.17	0.47	(0.08)[6]	0.39	(0.47)	(0.29)	(0.76)	—	9.80	4.07%[6]	20,458	0.50%	0.75%	4.69%	214.25%
2008	10.09	0.43	0.16	0.59	(0.51)	—	(0.51)	—	10.17	6.04%	69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

Class Z

2011	$10.05	$0.17	$0.02	$0.19	$(0.20)	$ —	$(0.20)	$ —	$10.04	1.88%	$123,841	0.70%	0.66%	1.68%	105.97%
2010	9.76	0.26	0.29	0.55	(0.26)	—	(0.26)	—	10.05	5.73%	135,568	0.70%	0.62%	2.62%	186.26%
2009	9.98	0.38	(0.24)	0.14	(0.36)	—	(0.36)	—	9.76	1.45%	131,759	0.70%	0.71%	3.90%	262.55%
2008	9.90	0.42	0.06	0.48	(0.40)	—	(0.40)	—	9.98	4.90%	158,524	0.70%	0.87%	4.15%	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%

Class A

2011	$10.05	$0.15	$0.01	$0.16	$(0.17)	$ —	$(0.17)	$ —	$10.04	1.62%	$8,906	0.95%	1.06%	1.47%	105.97%
2010	9.76	0.24	0.29	0.53	(0.24)	—	(0.24)	—	10.05	5.48%	40,848	0.95%	0.96%	2.36%	186.26%
2009	9.99	0.35	(0.23)	0.12	(0.35)	—	(0.35)	—	9.76	1.23%	27,262	0.95%	1.06%	3.56%	262.55%
2008	9.90	0.39	0.08	0.47	(0.38)	—	(0.38)	—	9.99	4.80%	1,104	0.95%	2.75%	3.86%	188.14%
2007	9.77	0.34	0.13	0.47	(0.34)	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50%	163.81%

Class C

2011	$10.04	$0.10	$0.01	$0.11	$(0.12)	$ —	$(0.12)	$ —	$10.03	1.12%	$9,763	1.45%	1.54%	0.94%	105.97%
2010	9.75	0.18	0.30	0.48	(0.19)	—	(0.19)	—	10.04	4.95%	17,726	1.45%	1.50%	1.85%	186.26%
2009	9.98	0.30	(0.24)	0.06	(0.29)	—	(0.29)	—	9.75	0.63%	11,939	1.45%	1.74%	3.07%	262.55%
2008	9.90	0.30	0.11	0.41	(0.33)	—	(0.33)	—	9.98	4.21%	2,589	1.45%	2.73%	3.43%	188.14%
2007	9.77	0.29	0.13	0.42	(0.29)	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00%	163.81%

Institutional Class

2011	$10.04	$0.18	$0.02	$0.20	$(0.21)	$ —	$(0.21)	$ —	$10.03	2.04%	$20,098	0.55%	0.65%	1.83%	105.97%
2010	9.75	0.26	0.31	0.57	(0.28)	—	(0.28)	—	10.04	5.88%	16,909	0.55%	0.73%	2.55%	186.26%
2009	9.97	0.39	(0.23)	0.16	(0.38)	—	(0.38)	—	9.75	1.64%	156	0.55%	39.49%	3.99%	262.55%
2008	9.90	0.42	0.07	0.49	(0.42)	—	(0.42)	—	9.97	5.07%	25	0.55%	566.32%	4.60%	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

* Ratios for periods of less than one year have been annualized.

[†] Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

[††] Class commenced operations on December 9, 2008.

^ See Note 10.

1 Per share amounts for the year or period are calculated based on average outstanding shares.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5 The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6 Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7 Class A and Institutional Class shares commenced operations on June 4, 2007.

8 Ratio has been revised to present a corrected calculation. A higher turnover rate increases transaction costs (e.g. brokerage commissions) and increases realized gains and losses. There were no changes in the net realized gains and losses as reported in the March 31, 2007 annual report as a result of the corrected calculation.

9 Total return has been revised to present a corrected calculation.

@ For Analytic U.S. Long/Short Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class Z	Class A	Institutional Class
2011	0.02%	0.02%	0.02%
2010	0.08%	0.08%	0.08%
2009	0.58%	0.54%	0.55%
2008	0.26%	0.27%	0.26%
2007	0.16%	0.16%	0.13%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of March 31, 2011

1. Organization

Old Mutual Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers the following Funds: the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Barrow Hanley Core Bond Fund (the "Barrow Hanley Core Bond Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight High Yield Fund (the "Dwight High Yield Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and collectively, the "Funds".

On July 28, 2009, the Board of Trustees of the Trust (the "Board") approved two separate plans of reorganization (the "Plans") pursuant to which the Old Mutual Growth Fund (the "Growth Fund") and the Old Mutual Columbus Circle Technology and Communications Fund (the "Technology and Communications Fund") would be reclassified into the Focused Fund. The Plans provided for the sale of all of the assets of the Growth Fund and Technology and Communications Fund (together, the "Merged Funds") to the Focused Fund (the "Acquiring Fund") and the assumption of the liabilities of the Merged Funds by the Focused Fund. Shareholders approved the Plans at meetings held on November 30, 2009 and the reorganizations took place after the close of business on December 4, 2009.

The purpose of the Plans was to enable shareholders of the Merged Funds to remain invested in a mutual fund that seeks capital appreciation, while also benefiting from being invested in a mutual fund that offers a lower management fee, stronger long-term performance and lower expense limitations that extend for a longer period than the expense limitations for the Merged Funds.

The reorganizations were accomplished by tax-free exchanges of the following shares effective December 4, 2009 (000):

Merged Fund	Shares	Acquiring Fund	Shares	Value
Growth Fund	16,759	Focused Fund	24,118	$496,691
Technology and Communications Fund	8,999			

For financial statement purposes, assets received and shares issued by the Focused Fund were recorded at fair value; however, the cost basis of the investments received from the Merged Funds was carried forward to reflect the tax-free status of the reorganizations.

The net assets and net unrealized appreciation/depreciation immediately before the reorganizations were as follows (000):

Merged Fund	Net Assets	Unrealized Appreciation/ Depreciation	Acquiring Fund	Net Assets
Growth Fund	$359,086	$70,227	Focused Fund	$137,154
Technology and Communications Fund	137,605	34,722		

Assuming the reorganizations had been completed on April 1, 2009, the beginning of the annual reporting period for the Focused Fund, the Focused Fund's pro forma results of operations for the year ended March 31, 2010, are as follows (000):

Net Investment Income	$ 1,733[a]
Net realized and unrealized gain on investments	233,782[b]

[a] $1,388, as reported in the March 31, 2010 Statement of Operations, plus $(896) Net Investment Income from the Merged Funds pre-merger, plus $1,241 of pro-forma eliminated expenses.

[b] $61,277, as reported in the March 31, 2010 Statement of Operations, plus $172,505 Net Realized and Unrealized Gain on Investments from the Merged Funds pre-merger.

Because the combined investment portfolios have been managed as a single integrated portfolio since the reorganizations were completed, it is not practical to separate the amounts of revenue and earnings of the Merged Funds for the period ending December 4, 2009 that have been included in the Focused Fund's March 31, 2010 Statement of Operations. Because the Growth Fund, the Technology and Communications Fund and the Focused Fund sold and redeemed shares throughout the period, it is also not practical to provide pro- forma information on a per share basis.

After the close of business on October 23, 2009, Class C shares of the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, TS&W Small Cap Value Fund and Cash Reserves Fund were liquidated and distributed ratably among the Class C shareholders on that date. Shareholders may purchase shares of the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, TS&W Small Cap Value Fund, and Cash Reserves Fund through three separate classes, Class A, Institutional Class and Class Z shares. Shareholders may purchase shares of the Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund through four separate classes, Class A, Class C, Institutional Class and Class Z shares. Shareholders may purchase Institutional Class shares of the Barrow Hanley Core Bond Fund and Dwight High Yield Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Focused Fund, Large Cap Growth Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) (the "Valuation Time") on each day that the NYSE is open for trading for all series portfolios of the Trust other than the Cash Reserves Fund. If there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with the Fair Value Procedures established by the Board.

Investments held by the Cash Reserves Fund are valued using the amortized cost method of valuation permitted in accordance with meeting certain conditions and regulations as set forth under Rule 2a-7 of the 1940 Act. Under the amortized cost method, an investment is valued at its cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the investment.

The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. A security may be valued using Fair Value Procedures if, among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV").

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. If quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Fair Value Disclosure — The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities, if any, are fair valued by utilizing quotations of an independent pricing service and are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of March 31, 2011, for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold, adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds (except the Cash Reserves Fund) may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds (except the Cash Reserves Fund) may enter into mortgage dollar rolls (principally using TBAs) in which a Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made on behalf of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains or loss for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs, and/or to hedge against overall equity market volatility and other risks in a Fund's portfolio. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since the options utilized by the Funds are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — The Funds (except the Dwight Intermediate Fixed Income Fund) may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Inflation-Indexed Bond — The Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income in the Statement of Operations, even though investors do not receive the principal amount until maturity.

Corporate Term Loans — The Barrow Hanley Core Bond Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may invest in corporate term loans in the form of participations in loans and assignments of all or a portion of loans from third parties. Loan assignments and participations are agreements to make money available to a borrower in a specified amount, at a specified rate and within a specified time. Such loan assignments and participations are typically senior, secured and collateralized in nature. The Fund records an investment on trade date and begins to accrue interest when the borrower withdraws money. These loans generally pay interest at rates which are periodically reset by reference to a base lending rate plus a spread.

The loans in which the Funds invest are generally readily marketable, but may be subject to some restrictions on resale. For example, a Fund may be contractually obligated to receive approval from the agent bank and/or borrower prior to the sale of these investments. The Fund assumes the credit risk of the borrower, the selling participant and any other persons interpositioned between the Fund and the borrower ("intermediate participants"). In the event that the borrower, selling participant or intermediate participants become insolvent or enters into bankruptcy, the Fund may incur certain costs and delays in realizing payment, or may suffer a loss of principal and/or interest.

Payments by Affiliates — For the year ended March 31, 2011 there were no material payments by affiliates. For the year ended March 31, 2010 the Strategic Small Company Fund was reimbursed $46 (000) by a sub-adviser as a result of a trading error.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the year ended March 31, 2011.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the redemption/exchange fee for the benefit of the remaining shareholders by crediting Paid-in Capital. For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the year ended March 31, 2011, redemption fees of $3(000), $1(000), $1(000), $7(000) and $1(000) were collected by the Focused Fund (Class Z), Focused Fund (Class A), Heitman REIT Fund (Class Z), Large Cap Growth Fund (Class Z) and Dwight Short Term Fixed Income Fund (Class Z), respectively. There were no other material redemption fee amounts collected by the Funds.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF MARCH 31, 2011

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES OR SERVICE PROVIDERS

Investment Adviser — Old Mutual Capital serves as the investment adviser and administrator to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"). OMUSH is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to management agreements (the "Management Agreements"), under which the Adviser is obligated to provide advisory and administrative services to the Trust. Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Cash Reserves Fund's base management fee is 0.18%, with no applicable breakpoint asset thresholds. For all other Funds, the Adviser has agreed to fee breakpoints as set forth in the tables below:

	Management Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Barrow Hanley Value Fund	0.75%	0.73%	0.72%	0.70%	0.68%	0.67%	0.66%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Growth Fund	0.70%	0.685%	0.675%	0.675%	0.625%	0.575%	0.525%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%
Barrow Hanley Core Bond Fund	0.60%	0.575%	0.55%
Dwight High Yield Fund	0.70%	0.675%	0.65%

Expense Limitation Agreements — In the interests of limiting expenses of the Funds, the Adviser entered into expense limitation agreements ("Expense Limitation Agreements") with respect to the Funds pursuant to which the Adviser contractually agreed to separately waive class level expenses and fund level expenses for the Focused Fund through July 31, 2014, and for all other Funds through December 31, 2012, to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets. The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Heitman REIT Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.30%	0.95%	1.25%
Class A	0.45%	0.90%	1.35%	Class A	0.55%	0.95%	1.50%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.00%	0.95%	0.95%
Barrow Hanley Value Fund				Large Cap Growth Fund			
Class Z	0.10%	0.85%	0.95%	Class Z	0.10%	0.90%	1.00%
Class A	0.35%	0.85%	1.20%	Class A	0.35%	0.90%	1.25%
Institutional Class	0.00%	0.85%	0.85%	Institutional Class	0.00%	0.90%	0.90%
Focused Fund				Strategic Small Company Fund			
Class Z	0.15%	0.80%	0.95%	Class Z	0.28%	1.02%	1.30%
Class A	0.40%	0.80%	1.20%	Class A	0.53%	1.02%	1.55%
Institutional Class	0.00%	0.80%	0.80%	Institutional Class	0.03%	1.02%	1.05%

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
TS&W Mid-Cap Value Fund				Dwight Intermediate Fixed Income Fund			
Class Z	0.12%	1.00%	1.12%	Class Z	0.08%	0.50%	0.58%
Class A	0.40%	1.00%	1.40%	Class A	0.33%	0.50%	0.83%
Institutional Class	0.00%	1.00%	1.00%	Class C	1.08%	0.50%	1.58%
TS&W Small Cap Value Fund				Institutional Class	0.00%	0.50%	0.50%
Class Z	0.15%	1.10%	1.25%	Dwight Short Term Fixed Income Fund			
Class A	0.40%	1.10%	1.50%	Class Z	0.17%	0.53%	0.70%
Institutional Class	0.00%	1.10%	1.10%	Class A	0.42%	0.53%	0.95%
Cash Reserves Fund				Class C	0.92%	0.53%	1.45%
Class Z	0.10%	0.20%	0.30%	Institutional Class	0.02%	0.53%	0.55%
Class A	0.35%	0.20%	0.55%				
Institutional Class	0.00%	0.20%	0.20%				

	Total Institutional Class Expense Limit
Barrow Hanley Core Bond Fund	0.70%
Dwight High Yield Fund	0.80%

The Adviser may seek reimbursement for Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made for Management Fees waived or other expenses paid prior to December 31, 2008, unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. As of March 31, 2011, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

Fund	Expires March 31, 2012	Expires March 31, 2013	Expires March 31, 2014	Total
Analytic U.S. Long/Short Fund	$335	$ 45	$ 72	$ 452
Barrow Hanley Value Fund	250	111	106	467
Focused Fund	320	1,012	2,061	3,393
Heitman REIT Fund	171	62	54	287
Large Cap Growth Fund	574	726	768	2,068
Strategic Small Company Fund	192	438	308	938
TS&W Mid-Cap Value Fund	186	297	290	773
TS&W Small Cap Value Fund	93	66	50	209
Barrow Hanley Core Bond Fund	37	44	55	136
Cash Reserves Fund	192	152	314	658
Dwight High Yield Fund	32	33	38	103
Dwight Intermediate Fixed Income Fund	229	202	187	618
Dwight Short Term Fixed Income Fund	248	84	67	399

For the year ended March 31, 2011, the Adviser was reimbursed the following amounts for previously waived fees:

Fund	Total (000)
Analytic U.S. Long/Short Fund	$ 38
Barrow Hanley Value Fund	18
Focused Fund	18
Heitman REIT Fund	6
Large Cap Growth Fund	198
TS&W Small Cap Value Fund	22
Dwight Short Term Fixed Income Fund	101

Effective following the close of business on March 12, 2010, the Adviser voluntarily agreed to reimburse expenses to the extent necessary to assist the Cash Reserves Fund in maintaining a minimum yield of 0.00% for each share class. Prior to March 12, 2010, the Adviser reimbursed expenses to maintain a minimum yield of 0.10% for each share class of the Cash Reserves Fund. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. The voluntary waiver paid to the Cash Reserves Fund during the year ended March 31, 2011 was $6 (000) and is included within the Net Waiver of Management Fees and/or Reimbursement of Other Expenses by Adviser on the Statement of Operations.

Sub-Advisory Agreements — The following sub-advisers (the "Sub-Advisers") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Adviser and each Sub-Adviser:

Analytic Investors, LLC — The Trust, on behalf of the Analytic U.S. Long/Short Fund , and the Adviser entered into sub-advisory agreements with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Large Cap Growth Fund and Strategic Small Company Fund, and the Adviser entered into sub-advisory agreements with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, LLC — The Trust, on behalf of the Barrow Hanley Core Bond Fund and Barrow Hanley Value Fund, and the Adviser entered into sub-advisory agreements with Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Dwight Asset Management Company LLC — The Trust, on behalf of the Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Adviser entered into sub-advisory agreements with Dwight Asset Management Company LLC ("Dwight"). Dwight is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Adviser entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thompson, Siegel & Walmsley LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Adviser entered into sub-advisory agreements with Thompson, Siegel & Walmsley LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisers are entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed, less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser (with the exception of the Dwight Intermediate Fixed Income Fund). The fees are calculated as follows:

	Sub-Advisory Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Barrow Hanley Value Fund	0.40%	0.38%	0.37%	0.35%	0.33%	0.32%	0.31%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Growth Fund	0.35%	0.335%	0.325%	0.325%	0.275%	0.225%	0.175%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Barrow Hanley Core Bond Fund	0.25%	0.24%	0.229%
Dwight High Yield Fund	0.35%	0.338%	0.325%

	Sub-Advisory Fees without Breakpoints
Cash Reserves Fund	0.09%
Dwight Intermediate Fixed Income Fund	0.15%

From time to time, the Adviser may recommend the appointment of additional or replacement sub-advisers to the Board. The Trust and the Adviser have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Adviser, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisers without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisers with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Adviser has the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement. The Strategic Small Company Fund intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisers. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an affiliated or unaffiliated sub-adviser to a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-adviser(s) by each Fund.

Sub-Administrator — The Adviser and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") pursuant to which the Sub-Administrator assists the Adviser in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, The Adviser pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds I (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Adviser and Old Mutual Fund Services (administrator to Old Mutual Funds I) pays the Sub-Administrator the following annual fees: (1) $35 (000) for each fund managed as a "fund of funds"; and (2) $3 (000) per class in excess of three classes for each fund in the Old Mutual Complex; and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425 (000). Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Adviser or any third party for special, indirect or consequential damages.

Notes to Financial Statements — continued

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of the Dwight Intermediate Fixed Income Fund and the Dwight Short Term Fixed Income Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund pays a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares of each Fund and Class C shares of the Dwight Intermediate Fixed Income Fund and the Dwight Short Term Fixed Income Fund which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. The Class A service plan on behalf of the TS&W Mid-Cap Value Fund and Cash Reserves Fund were adopted pursuant to Rule 12b-1. Distribution fees are paid to the Distributor for the sale and distribution of shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the year ended March 31, 2011, it retained the following (000):

	Service Fees		Distribution Fees
	Class A	Class C	Class C
Analytic U.S. Long/Short Fund	$—	$—	$—
Barrow Hanley Value Fund	—	—	—
Focused Fund	3	—	—
Heitman REIT Fund	4	—	—
Large Cap Growth Fund	—	—	—
Strategic Small Company Fund	—	—	—
TS&W Mid-Cap Value Fund	1	—	—
TS&W Small Cap Value Fund	1	—	—
Cash Reserves Fund	—	—	—
Dwight Intermediate Fixed Income Fund	10	12	36
Dwight Short Term Fixed Income Fund	3	11	23

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon also serves as the custodian for each of the Funds. The custodian's responsibilities include safekeeping of the Funds' portfolio securities and cash, the delivery of such securities and cash to and from the Funds, and the appointment of any sub-custodian banks and clearing agents.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Trust. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the year ended March 31, 2011, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $40 (000).

Officers of the Trust who are or were officers of the Adviser, Old Mutual Fund Services or the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. Investment Transaction

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the year ended March 31, 2011, were as follows:

	Purchases (000)		Sales (000)	
	Other	U.S. Government	Other	U.S. Government
Analytic U.S. Long/Short Fund	$191,277	$ —	$310,720	$ —
Barrow Hanley Value Fund	17,228	—	33,483	—
Focused Fund	662,709	—	716,358	—
Heitman REIT Fund	104,300	—	113,600	—
Large Cap Growth Fund	65,870	—	95,570	—
Strategic Small Company Fund	160,248	—	179,865	—
TS&W Mid-Cap Value Fund	238,015	—	258,647	—
TS&W Small Cap Value Fund	59,636	—	72,405	—
Barrow Hanley Core Bond Fund	17,586	30,010	25,912	29,961
Dwight High Yield Fund	13,757	—	14,051	—
Dwight Intermediate Fixed Income Fund	276,692	177,113	290,830	183,708
Dwight Short Term Fixed Income Fund	119,052	62,035	146,326	81,342

Transactions in written options contracts by the Dwight Intermediate Fixed Income Fund for the year ended March 31, 2011, were as follows:

	Number of Contracts	Proceeds Received (000)
Outstanding at March 31, 2010	21	$ 5
Options expired	(21)	(5)
Outstanding at March 31, 2011	—	$—

5. CAPITAL SHARE TRANSACTIONS

	Old Mutual Analytic U.S. Long/Short Fund				Old Mutual Barrow Hanley Value Fund			
	4/1/10 to 3/31/11		4/1/09 to 3/31/10		4/1/10 to 3/31/11		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	397	$ 4,231	2,193	$ 19,094	3,934	$ 23,642	2,902	$ 15,819
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	87	940	43	442	194	1,174	311	1,585
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(9,154)	(92,825)	(9,668)	(91,821)	(5,517)	(33,212)	(5,651)	(29,778)
Total Class Z Capital Share Transactions	(8,670)	(87,654)	(7,432)	(72,285)	(1,389)	(8,396)	(2,438)	(12,374)
Class A								
Shares Issued	21	223	174	1,703	54	315	501	2,373
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	5	56	2	19	5	29	8	43
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(233)	(2,425)	(414)	(3,943)	(118)	(723)	(735)	(3,576)
Total Class A Capital Share Transactions	(207)	(2,146)	(238)	(2,221)	(59)	(379)	(226)	(1,160)
Class C[3]								
Shares Issued	—	—	8	72	—	—	16	69
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	2	8
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(399)	(3,760)	—	—	(331)	(1,735)
Total Class C Capital Share Transactions	—	—	(391)	(3,688)	—	—	(313)	(1,658)
Institutional Class								
Shares Issued	120	1,274	105	1,023	359	2,170	3,050	15,592
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	29	314	24	252	120	726	262	1,330
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(744)	(7,607)	(1,844)	(18,548)	(2,473)	(14,829)	(6,003)	(32,983)
Total Institutional Class Capital Share Transactions	(595)	(6,019)	(1,715)	(17,273)	(1,994)	(11,933)	(2,691)	(16,061)

[1] See note 1.

[2] During the year ended March 31, 2010 the Focused Fund received a one time distribution of Settlement funds from Prudential Securities, Inc. Fair Fund.

[3] Class C Shares for all Funds were closed in 2009. See note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

| | Old Mutual Focused Fund | | | | Old Mutual Heitman REIT Fund | | | | Old Mutual Large Cap Growth Fund | | | |
| | 4/1/10 to 3/31/11 | | 4/1/09 to 3/31/10 | | 4/1/10 to 3/31/11 | | 4/1/09 to 3/31/10 | | 4/1/10 to 3/31/11 | | 4/1/09 to 3/31/10 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	2,794	$ 58,415	2,488	$ 49,629	737	$ 5,796	466	$ 2,679	271	$ 4,626	333	$ 4,851
	—	—	—	261[2]	—	—	—	—	—	—	—	—
	—	—	23,096	475,634	—	—	—	—	—	—	—	—
	1,915	35,570	27	550	38	293	72	405	20	364	41	614
	n/a	3	n/a	—	n/a	1	n/a	1	n/a	7	n/a	—
	(4,378)	(90,150)	(2,029)	(41,538)	(800)	(6,222)	(1,085)	(5,782)	(1,520)	(25,960)	(1,573)	(22,669)
	331	3,838	23,582	484,536	(25)	(132)	(547)	(2,697)	(1,229)	(20,963)	(1,199)	(17,204)
	540	10,929	1,580	29,578	40	303	618	3,302	18	309	16	219
	—	—	—	15[2]	—	—	—	—	—	—	—	—
	—	—	113	2,298	—	—	—	—	—	—	—	—
	36	661	2	39	6	43	21	116	—	—	—	—
	n/a	1	n/a	2	n/a	—	n/a	—	n/a	—	n/a	—
	(1,595)	(32,331)	(254)	(4,994)	(771)	(5,804)	(487)	(2,942)	(26)	(446)	(103)	(1,457)
	(1,019)	(20,740)	1,441	26,938	(725)	(5,458)	152	476	(8)	(137)	(87)	(1,238)
	—	—	70	1,958	—	—	16	78	—	—	8	91
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	1	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	(115)	(2,185)	—	—	(100)	(581)	—	—	(200)	(2,680)
	—	—	(45)	(227)	—	—	(84)	(502)	—	—	(192)	(2,589)
	43	871	228	4,640	—	—	1,641	9,741	12	187	2,579	36,439
	—	—	—	14[2]	—	—	—	—	—	—	—	—
	—	—	909	18,759	—	—	—	—	—	—	—	—
	103	1,917	7	148	22	172	26	160	5	84	11	166
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(275)	(5,647)	(771)	(15,559)	(560)	(4,145)	(488)	(3,144)	(667)	(12,427)	(1,079)	(16,428)
	(129)	(2,859)	373	8,002	(538)	(3,973)	1,179	6,757	(650)	(12,156)	1,511	20,177

	Old Mutual Strategic Small Company Fund				Old Mutual TS&W Mid-Cap Value Fund			
	4/1/10 to 3/31/11		4/1/09 to 3/31/10		4/1/10 to 3/31/11		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	498	$ 5,176	439	$ 3,572	464	$ 3,827	1,198	$ 8,574
Capital Contribution	—	41[2]	—	1,032[1]	—	—	—	—
Shares Issued upon Reinvestment of Distributions	17	181	28	244	44	379	49	370
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(2,120)	(20,747)	(1,563)	(12,874)	(2,138)	(17,441)	(2,256)	(15,997)
Total Class Z Capital Share Transactions	(1,605)	(15,349)	(1,096)	(8,026)	(1,630)	(13,235)	(1,009)	(7,053)
Class A								
Shares Issued	23	236	13	103	109	884	415	2,830
Capital Contribution	—	1[2]	—	10[1]	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	1	1	10	1	10
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(105)	(1,120)	(29)	(221)	(349)	(2,917)	(675)	(4,674)
Total Class A Capital Share Transactions	(82)	(883)	(16)	(107)	(239)	(2,023)	(259)	(1,834)
Class C[3]								
Shares Issued	—	—	—	2	—	—	33	208
Capital Contribution	—	—	—	—[1]	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(13)	(101)	—	—	(336)	(2,320)
Total Class C Capital Share Transactions	—	—	(13)	(99)	—	—	(303)	(2,112)
Institutional Class								
Shares Issued	38	415	22	187	11,904	97,002	17,640	119,720
Capital Contribution	—	—[2]	—	93[1]	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	2	2	14	175	1,491	121	906
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(275)	(2,536)	(1,556)	(12,687)	(12,123)	(108,133)	(6,241)	(44,321)
Total Institutional Class Capital Share Transactions	(237)	(2,119)	(1,532)	(12,393)	(44)	(9,640)	11,520	76,305

[1] During the year ended March 31, 2010 the Strategic Small Company Fund and TS&W Small Cap Value Fund received a one time distribution of Settlement funds from the Millenium Partners LP and Prudential Securities, Inc. Fair Fund.

[2] During the year ended March 31, 2011 the Strategic Small Company Fund received a one time distribution of Settlement funds from Zurich Financial Services Ltd.

[3] Class C Shares for all Funds were closed in 2009. See Note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual TS&W Small Cap Value Fund				Old Mutual Barrow Hanley Core Bond Fund				Old Mutual Cash Reserves Fund			
	4/1/10 to 3/31/11		4/1/09 to 3/31/10		4/1/10 to 3/31/11		4/1/09 to 3/31/10		4/1/10 to 3/31/11		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	980	$ 16,232	1,328	$ 19,084	—	$ —	—	$ —	10,461	$ 10,459	7,779	$ 7,779
	—	—	—	1[1]	—	—	—	—	—	—	—	—
	—	—	10	144	—	—	—	—	3	3	28	28
	n/a	—	n/a	1	n/a	—	n/a	—	n/a	—	n/a	—
	(1,115)	(18,736)	(1,132)	(16,207)	—	—	—	—	(13,857)	(13,855)	(15,520)	(15,520)
	(135)	(2,504)	206	3,023	—	—	—	—	(3,393)	(3,393)	(7,713)	(7,713)
	26	444	225	2,964	—	—	—	—	474	474	2,125	2,125
	—	—	—	—[1]	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	1	1
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(159)	(2,623)	(127)	(1,809)	—	—	—	—	(1,081)	(1,081)	(2,099)	(2,099)
	(133)	(2,179)	98	1,155	—	—	—	—	(607)	(607)	27	27
	—	—	20	237	—	—	—	—	—	—	795	795
	—	—	—	—[1]	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	1	1
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	(170)	(2,318)	—	—	—	—	—	—	(4,024)	(4,024)
	—	—	(150)	(2,081)	—	—	—	—	—	—	(3,228)	(3,228)
	96	1,624	2,540	35,725	385	4,045	1,758	18,398	453,395	453,395	14,000	14,000
	—	—	—	—[1]	—	—	—	—	—	—	—	—
	—	—	5	81	285	3,017	345	3,611	27	26	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(668)	(10,469)	(949)	(14,515)	(1,587)	(16,854)	(948)	(9,972)	(341,077)	(341,077)	—	—
	(572)	(8,845)	1,596	21,291	(917)	(9,792)	1,155	12,037	112,345	112,344	14,000	14,000

	Old Mutual Dwight High Yield Fund			
	4/1/10 to 3/31/11		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	—	$ —	—	$ —
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class Z Capital Share Transactions	—	—	—	—
Class A				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class A Capital Share Transactions	—	—	—	—
Class C				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class C Capital Share Transactions	—	—	—	—
Institutional Class				
Shares Issued	219	2,265	783	7,304
Shares Issued upon Reinvestment of Distributions	162	1,669	181	1,808
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(234)	(2,472)	(1,234)	(12,301)
Total Institutional Class Capital Share Transactions	147	1,462	(270)	(3,189)

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	4/1/10 to 3/31/11		4/1/09 to 3/31/10		4/1/10 to 3/31/11		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	1,883	$ 19,138	888	$ 8,931	2,098	$ 21,209	2,035	$ 20,198
	82	822	45	461	244	2,447	360	3,590
	n/a	—	n/a	—	n/a	1	n/a	—
	(685)	(6,956)	(555)	(5,639)	(3,497)	(35,231)	(2,405)	(23,960)
	1,280	13,004	378	3,753	(1,155)	(11,574)	(10)	(172)
	907	9,365	5,629	56,435	283	2,854	5,364	53,081
	110	1,106	95	962	16	164	55	548
	n/a	—	n/a	6	n/a	—	n/a	—
	(3,019)	(31,050)	(4,201)	(42,654)	(3,476)	(35,116)	(4,148)	(41,435)
	(2,002)	(20,579)	1,523	14,749	(3,177)	(32,098)	1,271	12,194
	227	2,334	1,688	16,774	162	1,637	1,184	11,740
	38	381	24	246	4	40	9	89
	n/a	—	n/a	—	n/a	—	n/a	—
	(1,129)	(11,545)	(1,196)	(12,160)	(958)	(9,649)	(652)	(6,518)
	(864)	(8,830)	516	4,860	(792)	(7,972)	541	5,311
	278	2,766	1,238	12,590	927	9,324	2,147	21,414
	117	1,169	80	809	37	370	20	202
	n/a	—	n/a	—	n/a	—	n/a	—
	(853)	(8,801)	(1,549)	(15,386)	(644)	(6,484)	(500)	(5,015)
	(458)	(4,866)	(231)	(1,987)	320	3,210	1,667	16,601

Notes to Financial Statements — continued

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2008-2011 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended March 31, 2011, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2011, primarily attributable to certain losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, capital loss carryforwards that expire in the current year due to Internal Revenue Code limitations, REIT reclasses between net investment income and long-term capital, and dividends on short sales. These permanent differences were reclassified to/from the following accounts:

	Increase/ (Decrease) Paid in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Analytic U.S. Long/Short Fund	$ (3,787)	$ 3	$ 3,784
Focused Fund	(119)	121	(2)
Heitman REIT Fund*	(329)	251	78
Large Cap Growth Fund	(172,079)	73	172,006
Strategic Small Company Fund	(857)	852	5
TS&W Mid-Cap Value Fund	(320)	(110)	430
TS&W Small Cap Value Fund	(222)	232	(10)
Barrow Hanley Core Bond Fund	—	(15)	15
Dwight High Yield Fund	(2)	(1)	3
Dwight Intermediate Fixed Income Fund	(5)	297	(292)
Dwight Short Term Fixed Income Fund	—	519	(519)

These reclassifications had no effect on net assets or net asset value per share.

Amounts designated as "—" are either $0 or have been rounded to $0.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2010 tax reporting year.

The tax character of dividends and distributions declared during the years ended March 31, 2011 and 2010 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2011	$ 1,435	$ —	$ —	$ 1,435
2010	1,518	—	—	1,518
Barrow Hanley Value Fund				
2011	2,145	—	—	2,145
2010	3,086	—	—	3,086
Focused Fund				
2011	18,166	22,254	—	40,420
2010	849	—	—	849
Heitman REIT Fund*				
2011	631	—	329	960
2010	1,197	—	—	1,197
Large Cap Growth Fund				
2011	461	—	—	461
2010	679	—	118	797
Strategic Small Company Fund				
2011	189	—	—	189
2010	265	—	—	265
TS&W Mid-Cap Value Fund				
2011	1,899	—	—	1,899
2010	1,314	—	—	1,314
TS&W Small Cap Value Fund				
2010	207	—	28	235
Barrow Hanley Core Bond Fund				
2011	2,532	485	—	3,017
2010	3,383	230	—	3,613
Cash Reserves Fund				
2011	68	—	—	68
2010	31	—	—	31
Dwight High Yield Fund				
2011	1,669	—	—	1,669
2010	1,810	—	—	1,810
Dwight Intermediate Fixed Income Fund				
2011	5,227	1,396	—	6,623
2010	4,678	—	—	4,678
Dwight Short Term Fixed Income Fund				
2011	3,468	—	—	3,468
2010	5,185	—	—	5,185

* Information reflects fund activity for tax purposes based on the Fund's December 31 tax reporting year.

The TS&W Small Cap Value Fund did not declare dividends or distributions during the year ended March 31, 2011.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2011, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Analytic U.S. Long/Short Fund	$ 20	$ —	$ (65,225)	$ —	$ 3,786	$ —	$ (61,419)
Barrow Hanley Value Fund	580	—	(22,733)	—	25,296	—	3,143
Focused Fund	407	—	(1,211,617)	—	76,030	—	(1,135,180)
Heitman REIT*	—	—	(14,888)	—	16,218	—	1,330
Large Cap Growth Fund	—	—	(156,883)	—	64,495	—	(92,388)
Strategic Small Company Fund	—	—	(42,850)	—	29,728	—	(13,122)
TS&W Mid-Cap Value Fund	583	—	(23,636)	—	55,063	—	32,010
TS&W Small Cap Value Fund**	—	4,750	(4,727)	—	27,770	—	27,793
Barrow Hanley Core Bond Fund	57	271	—	—	1,940	(160)	2,108
Cash Reserves Fund	—	—	—	—	—	—	—
Dwight High Yield Bond Fund	372	87	—	—	(138)	(79)	242
Dwight Intermediate Fixed Income Fund	305	186	—	—	864	(174)	1,181
Dwight Short Term Fixed Income Fund	272	—	(903)	(16)	234	(278)	(691)

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2010 tax reporting year.

** The Internal Revenue Code of 1986, as amended, (the "Code") limits the ability of the TS&W Small Cap Value Fund to utilize, in the current year, some of the capital losses carried over from the Old Mutual Small Cap Fund as a result of the March 27, 2009 merger. The undistributed long-term capital gain amounts as of March 31, 2011, include remaining long-term capital gains of approximately $4,750 (000) after application of this limitation. To the extent not utilized in the year ended March 31, 2011, the capital loss carryovers are preserved (subject to applicable limitations) to be utilized against future capital gains.

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2010 through March 31, 2011 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of March 31, 2011, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2012	2013	2014	2015	2016	2017	2018	2019	Total
Analytic U.S. Long/Short Fund	$ —	$ —	$—	$ —	$ 4,226	$19,658	$41,341	$ —	$ 65,225
Barrow Hanley Value Fund	—	—	—	—	—	2,585	16,647	3,501	22,733
Focused Fund	806,931	312,740	—	—	24,381	67,565	—	—	1,211,617
Heitman REIT*	—	—	—	—	—	14,888	—	—	14,888
Large Cap Growth Fund	105,397	—	—	—	15,864	21,126	14,496	—	156,883
Strategic Small Company Fund	—	—	—	—	33,443	4,523	4,884	—	42,850
TS&W Mid-Cap Value Fund	—	—	—	—	5,975	3,998	13,663	—	23,636
TS&W Small Cap Value Fund	—	—	—	—	4,727	—	—	—	4,727
Barrow Hanley Core Bond Fund	—	—	—	—	—	—	—	—	—
Cash Reserves Fund	—	—	—	—	—	—	—	—	—
Dwight High Yield Fund	—	—	—	—	—	—	—	—	—
Dwight Intermediate Fixed Income Fund	—	—	—	—	—	—	—	—	—
Dwight Short Term Fixed Income Fund	—	—	—	327	—	—	576	—	903

Amounts designated as "—" are either $0 or have been rounded to $0.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2010 tax reporting year.

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years (beginning on April 1, 2011) will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards presented in the table above may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law.

During the year ended March 31, 2011, the following capital loss carryforwards were utilized to offset realized capital gains and/or expired (000):

Fund	Amount
Analytic U.S. Long/Short Fund	$ 10,565
Focused Fund	32,548
Heitman REIT*	10,237
Large Cap Growth Fund	197,875
Strategic Small Company Fund	18,371
TS&W Mid-Cap Value Fund	31,726
TS&W Small Cap Value Fund	11,118
Barrow Hanley Core Bond Fund	260
Dwight Short Term Fixed Income Fund	895

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2010 tax reporting year.

Of the capital loss carryforwards attributable to the Focused Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund and TS&W Small Cap Value Fund, the following amounts may be limited as a result of reorganizations completed after the close of business on March 27, 2009 and December 4, 2009 and to the extent unrealized gains and losses that existed at the time of the reorganization are realized, the capital loss carryforwards may be further limited for up to five years from the date of the reorganization (000):

	Total Capital Loss Carryforwards at 03/31/11	Amounts limited annually due to 12/04/09 reorganization	Amounts limited annually due to 03/27/09 reorganization
Focused Fund	$ 1,211,617	$ 25,893	$ —
Large Cap Growth Fund	156,883	—	20,905
Strategic Small Company Fund	42,850	—	9,408
TS&W Mid-Cap Value Fund	23,636	—	13,855
TS&W Small Cap Value Fund	4,727	—	4,727

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at March 31, 2011, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Analytic U.S. Long/Short Fund	$ 51,857	$ 5,908	$(1,032)	$ 4,876
Barrow Hanley Value Fund	105,463	32,421	(7,125)	25,296
Focused Fund	566,419	84,738	(8,708)	76,030
Heitman REIT*	45,845	16,218	—	16,218
Large Cap Growth Fund	145,115	65,591	(1,096)	64,495
Strategic Small Company Fund	90,279	30,453	(725)	29,728
TS&W Mid-Cap Value Fund	227,034	56,305	(1,242)	55,063
TS&W Small Cap Value Fund	93,603	30,119	(2,349)	27,770
Barrow Hanley Core Bond Fund	45,587	2,074	(134)	1,940
Dwight High Yield Fund	11,087	522	(660)	(138)
Dwight Intermediate Fixed Income Fund	95,466	1,219	(355)	864
Dwight Short Term Fixed Income Fund	162,859	1,732	(1,498)	234

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2010 tax reporting year.

Notes to Financial Statements — concluded

7. Concentrations/Risks

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed by Dwight to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain Funds invest a high percentage of their assets in specific sectors of the market, including real estate. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund is concentrated, which means it may invest 25% or more of its net assets in specific industries.

There are risks associated with selling short, including the risk that a Fund engaged in short sales may have to cover its short positions at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

The Dwight High Yield Fund invests in high yield securities which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These high yield securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments and may be subject to significant price fluctuations.

Certain funds may invest in mortgage related or other asset backed securities. These securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss pursuant to such indemnifications to be remote.

8. Interfund Lending

Pursuant to resolutions adopted by the Board of Trustees of each of the Trust and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended March 31, 2011.

9. Litigation

PBHG Funds (now known as Old Mutual Funds II) and PBHG Fund Distributors (now known as Old Mutual Investment Partners) have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates a number of individual class action suits and derivative suits based on similar claims, which were previously filed against PBHG Funds and PBHG Fund Distributors in other jurisdictions, and were transferred to the U.S. District Court for the District of Maryland (the "Maryland District Court"). Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of PBHG Fund Distributors as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of PBHG Funds' 12b-1 Plan.

A proposed settlement of the Class Action and Derivative Suits has been filed with the Maryland District Court. A description of the settlement can be found at http://www.mutualfundsettlements.com/pb/PGM_Notice%207.1.10.pdf.

Old Mutual Capital does not believe that the outcome of the Civil Litigation will materially affect the Funds or its ability to carry out its duty as investment adviser to the Funds.

10. Expenses Borne by Adviser

Legal, printing and/or compliance audit expenses relating to the Civil Litigation described in Note 9 and certain regulatory examinations in connection with the market timing allegations were incurred, and the Adviser and/or the former adviser paid these expenses on behalf of the Trust. Had the Adviser and/or the former adviser not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2011, 2010, 2009, 2008 and 2007.

11. New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "*Improving Disclosures about Fair Value Measurements*." ASU 2010-06 which, among other disclosure items, requires the Funds to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. This is effective for interim and annual reporting periods beginning after December 15, 2010. The Adviser has evaluated the implications of ASU No. 2010-06 and does not anticipate a material impact on the financial statements.

12. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements. On March 3, 2011, the Board approved several resolutions impacting the Strategic Small Company Fund that are expected to occur on or around May 23, 2011. The Strategic Small Company Fund will change its investment strategy from a domestic small cap strategy to an international small cap strategy; Copper Rock will become the sole sub-adviser and the sub-advisory agreements with Ashfield and Eagle will terminate; the Strategic Small Company Fund will change its name to Old Mutual Copper Rock International Small Cap Fund; and the benchmark will change from the Russell 2000 Growth Index to the S&P Developed ex-U.S. SmallCap Index. The Adviser has determined that there are no additional material events that would require disclosure in the Funds' financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds II:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Focused Fund, Old Mutual Heitman REIT Fund, Old Mutual Large Cap Growth Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Mid-Cap Value, Old Mutual TS&W Small Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Cash Reserves Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, and Old Mutual Dwight Short Term Fixed Income Fund (constituting Old Mutual Funds II, hereafter referred to as the "Funds") at March 31, 2011 and the results of each of their operations, the changes in each of their net assets, and of the cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2011 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
May 18, 2011

PricewaterhouseCoopers LLP, 1900 16th Street, Suite 1600, Denver, CO 80202
T: (720) 931 7000, F: (720) 931 7100, www.pwc.com/us

Notice to Shareholders (Unaudited)

For shareholders that do not have a March 31, 2011 tax year end, this notice is for informational purposes only. For shareholders with a March 31, 2011 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended March 31, 2011, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Analytic U.S. Long/Short Fund	—	100.00%	100.00%	0.09%	0.06%	0.00%
Old Mutual Barrow Hanley Value Fund	—	100.00%	100.00%	0.00%	0.08%	0.00%
Old Mutual Focused Fund	$ 22,254,107	100.00%	100.00%	0.00%	0.23%	0.00%
Old Mutual Heitman REIT	—	0.00%	0.40%	0.00%	0.00%	0.00%
Old Mutual Large Cap Growth Fund	—	100.00%	100.00%	0.00%	0.06%	0.00%
Old Mutual Strategic Small Company Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual TS&W Mid-Cap Value Fund	—	100.00%	100.00%	0.00%	0.29%	0.00%
Old Mutual TS&W Small Cap Value Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Barrow Hanley Core Bond Fund	$ 484,571	0.00%	0.00%	6.29%	100.00%	100.00%
Old Mutual Cash Reserves Fund	—	0.00%	0.00%	0.18%	100.00%	0.00%
Old Mutual Dwight High Yield Fund	—	0.00%	0.00%	0.00%	100.00%	100.00%
Old Mutual Dwight Intermediate Fixed Income Fund	$ 1,396,363	0.00%	0.00%	2.86%	100.00%	100.00%
Old Mutual Dwight Short Term Fixed Income Fund	—	0.00%	0.00%	9.98%	100.00%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the twelve-month period ended June 30, 2010 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. A list of each Fund's full portfolio holdings for the prior calendar quarter is also available on the Trust's website at oldmutualfunds.com fifteen days after the end of that calendar quarter.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — March 31, 2011

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2011.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 10/1/2010	Ending Account Value 3/31/2011	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 10/1/2010	Ending Account Value 3/31/2011	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic U.S Long/Short Fund — Class A					**Old Mutual Focused Fund — Class A**				
Actual Fund Return	$1,000.00	$1,205.20	1.36%	$7.48	Actual Fund Return	$1,000.00	$1,145.40	1.20%	$6.42
Hypothetical 5% Return	1,000.00	1,017.60	1.36	6.84	Hypothetical 5% Return	1,000.00	1,018.95	1.20	6.04
Old Mutual Analytic U.S Long/Short Fund — Class Z					**Old Mutual Focused Fund — Class Z**				
Actual Fund Return	1,000.00	1,206.10	1.11	6.11	Actual Fund Return	1,000.00	1,148.00	0.95	5.09
Hypothetical 5% Return	1,000.00	1,018.85	1.11	5.59	Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78
Old Mutual Analytic U.S Long/Short Fund — Institutional Class					**Old Mutual Focused Fund — Institutional Class**				
Actual Fund Return	1,000.00	1,208.00	0.91	5.01	Actual Fund Return	1,000.00	1,148.70	0.80	4.29
Hypothetical 5% Return	1,000.00	1,019.85	0.91	4.58	Hypothetical 5% Return	1,000.00	1,020.94	0.80	4.03
Old Mutual Barrow Hanley Value Fund — Class A					**Old Mutual Heitman REIT Fund — Class A**				
Actual Fund Return	1,000.00	1,161.60	1.20	6.47	Actual Fund Return	1,000.00	1,146.40	1.50	8.03
Hypothetical 5% Return	1,000.00	1,018.95	1.20	6.04	Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Barrow Hanley Value Fund — Class Z					**Old Mutual Heitman REIT Fund — Class Z**				
Actual Fund Return	1,000.00	1,162.50	0.95	5.12	Actual Fund Return	1,000.00	1,149.20	1.15	6.16
Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78	Hypothetical 5% Return	1,000.00	1,019.00	1.15	5.79
Old Mutual Barrow Hanley Value Fund — Institutional Class					**Old Mutual Heitman REIT Fund — Institutional Class**				
Actual Fund Return	1,000.00	1,163.30	0.85	4.58	Actual Fund Return	1,000.00	1,149.80	0.95	5.09
Hypothetical 5% Return	1,000.00	1,020.69	0.85	4.28	Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 10/1/2010	Ending Account Value 3/31/2011	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	$1,000.00	$1,171.20	1.21%	$6.55
Hypothetical 5% Return	1,000.00	1,018.80	1.21	6.09
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,172.70	0.96	5.20
Hypothetical 5% Return	1,000.00	1,020.04	0.96	4.84
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,173.30	0.86	4.66
Hypothetical 5% Return	1,000.00	1,020.54	0.86	4.33
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	1,298.40	1.55	8.88
Hypothetical 5% Return	1,000.00	1,017.20	1.55	7.80
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	1,300.60	1.30	7.46
Hypothetical 5% Return	1,000.00	1,018.45	1.30	6.54
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	1,302.30	1.05	6.03
Hypothetical 5% Return	1,000.00	1,019.70	1.05	5.29
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,184.80	1.40	7.63
Hypothetical 5% Return	1,000.00	1,017.95	1.40	7.04
Old Mutual TS&W Mid-Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,186.40	1.12	6.11
Hypothetical 5% Return	1,000.00	1,019.35	1.12	5.64
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,186.60	1.00	5.45
Hypothetical 5% Return	1,000.00	1,019.95	1.00	5.04
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,221.80	1.50	8.31
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,223.40	1.25	6.93
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual TS&W Small Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,224.30	1.10	6.10
Hypothetical 5% Return	1,000.00	1,019.45	1.10	5.54
Old Mutual Barrow Hanley Core Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	998.30	0.70	3.49
Hypothetical 5% Return	1,000.00	1,021.44	0.70	3.53

	Beginning Account Value 10/1/2010	Ending Account Value 3/31/2011	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	$1,000.00	$1,000.00	0.27%	$1.35
Hypothetical 5% Return	1,000.00	1,023.49	0.27	1.36
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,000.00	0.27	1.35
Hypothetical 5% Return	1,000.00	1,023.54	0.27	1.36
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.40	0.20	1.00
Hypothetical 5% Return	1,000.00	1,023.93	0.20	1.01
Old Mutual Dwight High Yield Fund — Institutional Class				
Actual Fund Return	1,000.00	1,082.80	0.80	4.15
Hypothetical 5% Return	1,000.00	1,020.94	0.80	4.03
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,004.40	0.83	4.15
Hypothetical 5% Return	1,000.00	1,020.79	0.83	4.18
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,000.60	1.58	7.88
Hypothetical 5% Return	1,000.00	1,017.05	1.58	7.95
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,005.80	0.58	2.90
Hypothetical 5% Return	1,000.00	1,022.04	0.58	2.92
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,007.10	0.50	2.50
Hypothetical 5% Return	1,000.00	1,022.44	0.50	2.52
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,000.10	0.95	4.74
Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	996.60	1.45	7.22
Hypothetical 5% Return	1,000.00	1,017.70	1.45	7.29
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,001.40	0.70	3.49
Hypothetical 5% Return	1,000.00	1,021.44	0.70	3.53
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,001.20	0.55	2.74
Hypothetical 5% Return	1,000.00	1,022.19	0.55	2.77

* Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 182/365 days (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of March 31, 2011 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The Trustees and Officers may be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 700, Denver, Colorado 80237. The Trust's Statement of Additional Information includes additional information about the Trustees and is available at oldmutualfunds.com or upon request, without charge, by calling 888-772-2888.

The chart below lists the Trustees of the Trust as of March 31, 2011, the end of the reporting period.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
L. Kent Moore Age: 55	Chairman of the Board and Trustee	Since April 19, 2010	Managing Member, Eagle River Ventures, LLC (investments) since 2003. Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), 2005 to 2006. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 to 2005. Portfolio Manager and Vice President of Janus Capital Corp., 2000 to 2002. Senior Analyst and Portfolio Manager, Marsico Capital Management, 1997 to 1999.	22	Chairman of Board and Trustee of Old Mutual Funds I since 2004. Director of TS&W/ Claymore Tax-Advantaged Balanced Fund and Old Mutual/Claymore Long Short Fund since 2004. Trustee of Old Mutual Funds III, 2008-2009.
John R. Bartholdson Age: 66	Trustee	Since 1995	Retired. Formerly Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 to 2007.	22	Director of ING Clarion Real Estate Income Fund from 2004 to 2009 and ING Clarion Global Real Estate Income Fund since 2004. Trustee of Old Mutual Funds I since 2004. Trustee of Old Mutual Insurance Series Fund, 1997-2009, and Old Mutual Funds III, 2008-2009.
Robert M. Hamje Age: 68	Trustee	Since April 19, 2010	Retired. Formerly President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	22	Trustee of Old Mutual Funds I since 2004. Director of TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/ Claymore Long-Short Fund since 2004. Chairman of the Board and Trustee of Old Mutual Funds III, 2008-2009.
Jarrett B. Kling Age: 67	Trustee	Since April 19, 2010	Managing Director, ING Clarion Real Estate Securities, L.P. (investment management), 1998 – present.	22	Trustee of Old Mutual Funds I since 2004. Trustee, Hirtle Callaghan Trust since 1995; ING Clarion Real Estate Income Fund from 2004 to 2009; ING Clarion Global Real Estate Income Fund since 2004; and ING Clarion since 1998. Trustee of Old Mutual Funds III, 2008-2009.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Walter W. Driver, Jr.** Age: 65	Advisory Trustee	Since 2010	Chairman – Southeast, Goldman Sachs & Co., 2006 – present. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	22	Total Systems Services, Inc., Equifax, Inc., Old Mutual Funds I (Advisory Trustee), since 2007, Old Mutual Funds I (Trustee), 2005 – 2006, and Old Mutual Funds III (Advisory Trustee), 2008 – 2009.

*Trustee of the Trust until such time as his or her successor is duly elected and appointed.

**Mr. Driver is considered to be an "interested person" of the Trust, as that term is defined in the 1940 Act, due to his employment at Goldman Sachs & Co. and the possibility that the Trust may execute trades with Goldman Sachs & Co. acting as principal. As an Advisory Trustee, Mr. Driver has no voting rights.

Board of Trustees and Officers of the Trust — concluded
As of March 31, 2011 (Unaudited)

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds. Certain Officers also serve as an officer in a similar capacity for Old Mutual Funds I, another registered investment company managed by the Adviser.

The Officers of the Trust as of the end of the reporting period and their principal occupation for the last five years are set forth below. Trust Officers are elected annually by the Board and continue to hold office until they resign, are removed, or until their successors are elected.

Officers

Name and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters Age: 50	President and Principal Executive Officer	Since 2006	Chief Executive Officer, June 2008 – present, President, October 2006 – present, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, October 2006 – present. President, November 2008 – present, Old Mutual Investment Partners.
Robert T. Kelly Age: 41	Treasurer and Principal Financial Officer	Since 2006	Vice President, June 2007 – present, Old Mutual Capital, Inc. and Vice President, October 2006 – present, Old Mutual Fund Services. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – February 2006.
Andra C. Ozols* Age: 49	Vice President and Secretary	Since 2005	Chief Administrative Officer, September 2008 – present, Senior Vice President, Secretary, and General Counsel, July 2005 – present, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services.
Kathryn A. Burns Age: 34	Vice President, Chief Compliance Officer and Assistant Treasurer	Vice President and Chief Compliance Officer since 2010; Assistant Treasurer since 2006	Chief Compliance Officer, March 2010 – present, Vice President, January 2010 – present, Regulatory Reporting Manager, August 2006 – present, and Assistant Vice President, January 2009 – January 2010, Old Mutual Fund Services. Chief Compliance Officer, March 2010 – present and Vice President, January 2010 – present, Old Mutual Capital, Inc. Manager, 2004 - July 2006, PricewaterhouseCoopers LLP.
Kathryn L. Santoro* Age: 36	Vice President and Assistant Secretary	Vice President since 2010; Assistant Secretary since 2007	Vice President and Associate General Counsel, January 2009 – present, and Associate Counsel, November 2005 – January 2009, Old Mutual Capital, Inc.

*Effective May 3, 2011, Andra C. Ozols resigned her position as Vice President and Secretary. Effective May 4, 2011, Kathryn L. Santoro was appointed Vice President and Secretary.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On November 16, 2010, the Board of Trustees ("Board" or "Trustees") of Old Mutual Funds II (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of investment management agreements (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's sub-advisers (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one year period ending December 31, 2011. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisers, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and the management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In addition, the Board considered OMCAP's contractual agreement to limit the Funds' expenses through December 31, 2012 and OMCAP's contractual agreement to limit the Old Mutual Focused Fund's expenses through July 31, 2014. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the sub-advisers; the compliance programs of OMCAP and the sub-advisers; brokerage practices, including the extent the sub-advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements.

The Board relied on the Trust's Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structures for each Fund except the Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund (the "Excluded Funds"). The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the sub-advisers (the "Senior Officer's Report"). The Board also received a report prepared by OMCAP on comparative mutual fund performance, advisory fees, and expense levels for each Fund (the "Peer Reports"). The comparative fund peer groups utilized for the reports were compiled by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service. Except for the Old Mutual Barrow Hanley Core Bond Fund, the comparative fund peer universe consists of a Fund and all other funds in that Fund's investment-style category, as classified by Lipper. The peer universe for the Old Mutual Barrow Hanley Core Bond Fund is categorized by Lipper as a "general bond" fund, and groups it with other fixed-income funds with varying investment strategies.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed management and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund other than the Excluded Funds. These factors included:

- The nature and quality of the services provided by OMCAP and the sub-advisers, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the Management Agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the sub-advisers from providing the services
- Management fees charged by OMCAP and the sub-advisers to other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the sub-advisers
- Reviewed financial information for the twelve month period ending August 31, 2010 presented by OMCAP and each of the sub-advisers
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of selected sub-advisers during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2010 Board meetings and listened to presentations from OMCAP and the sub-advisers
- Reviewed the Peer Reports which compared the performance of each Fund with the performance universe of funds in its investment category and to its benchmark for the one year, three year and fifty-six month periods ending August 31, 2010
- Reviewed the Peer Reports which compared the advisory fee and expense ratio of each Fund to the universe of funds in its investment category as of March 31, 2010 with those of other funds in its investment category

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees, except as noted below. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited) — continued

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board further considered the recent restructuring of OMCAP and outsourcing of certain administrative functions to a third-party service provider. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each then existing Fund had been reduced as part of the 2006 Restructuring. The Board considered the breakpoint schedules and expense limitation agreement (discussed below under Breakpoints for Management Fees, and under Fund Expenses) that were put in place as part of the 2006 Restructuring and continued thereafter. The Board also considered further management fee reductions that took effect for the Old Mutual Cash Reserves Fund on March 12, 2010. The Board further considered the current Management Fee for each Fund as compared to the data contained in the Peer Report as of March 31, 2010. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the sub-adviser(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered the Management Fee breakpoints that had been established to benefit the Funds. The Board noted that Management Fee breakpoints were not established for the Old Mutual Cash Reserves Fund in connection with the Management Fee reduction on March 12, 2010. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale despite that many Funds were not large enough to trigger a fee breakpoint.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring and since that time, OMCAP contractually agreed to cap expenses borne by the Funds and their shareholders pursuant to expense limitation agreements ("Expense Limitation Agreement"). These expense limitations provided a meaningful reduction to the Funds' expense ratios and brought the total annual operating expense ratios of most Funds to levels at or below the median total expense ratios of unaffiliated funds in a peer group selected by Lipper. The Board considered further contractual expense reductions that took effect for the Old Mutual Cash Reserves Fund on March 12, 2010, and OMCAP's voluntary agreement to reimburse expenses of the Old Mutual Cash Reserves Fund to the extent necessary to assist the Fund in maintaining a minimum yield of 0.0% for each of the Fund's share classes. The Board further considered that OMCAP contractually committed to extend the expense limitations for the Old Mutual Focused Fund through July 31, 2014 and for all other Funds through December 31, 2012.

- *Performance* — With respect to the sub-advisers, the Board considered the historical investment performance of each sub-adviser in managing the Funds and compared the sub-advisers' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Strategic Small Company Fund, the Board considered the effectiveness of the Fund's multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which the Fund invests. The Board also considered the potential advantages of the multi-manager approach of the Fund in creating a unique fund offering that does not directly compete with existing investment products offered by the individual sub-advisers.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former investment adviser with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Board also reviewed the profitability of OMCAP, its subsidiaries, and the sub-advisers in connection with providing services to the Funds. The Board weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings, Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund, the Senior Officer report and the Board's conclusions.

Old Mutual Analytic U.S. Long/Short Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the one year period ending August 31, 2010 ranked last in the Fund's Lipper performance group. The Trustees further considered that the Fund's Class Z share performance for the three year period ending August 31, 2010 ranked in the 60th percentile of the Fund's Lipper performance group but noted that the Fund ranked in the 1st percentile for the 56-month period ending August 31, 2010. The Trustees noted the effect that market volatility had on investment performance for the one year and three year periods ending August 31, 2010.

Management Fees — The Trustees considered that the Management Fee of 0.80% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was the most competitive fee in its Lipper expense group, but that the Fund's actual Management Fee ranked in the 57th percentile of the Fund's Lipper expense group due to OMCAP's recoupment of Management Fees waived and expenses paid under the Expense Limitation Agreement during the one year period ending March 31, 2010.

Fee Waivers — The Trustees considered OMCAP's agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 1.10% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes pursuant to the Expense Limitation Agreement. The Trustees considered that the Fund's net total annual operating expenses for Class Z shares after waivers ranked in the 14th percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that Senior Officer's Report indicated that the Fund's recent underperformance relative to the universe of funds in its investment category, combined with the net redemptions and the negative trend in investor perception regarding quantitative funds, bear watching. The Trustees noted that the Senior Officer's Report further indicated that despite the Fund's underperformance during the past year, the Fund has a longer-term record of outperforming its benchmark, and recommended the continuation of the Management Agreement and Sub-Advisory Agreement with Analytic for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the contractual Management Fee being the lowest in the Fund's Lipper expense group, the Management Fee was appropriate and the Management Agreement with OMCAP should be approved. After considering all relevant factors, the Independent Trustees also approved the continuation of the Sub-Advisory Agreement between the Trust, OMCAP, and Analytic. However, the Independent Trustees requested that at the next regularly scheduled Board meeting, OMCAP further explain its plans to improve Analytic's lagging performance and further justify why Analytic should continue to serve as sub-adviser to the Fund. The Trustees noted that absent dramatic improvement in investment performance and/or a satisfactory explanation supporting Analytic's continuation as sub-adviser, the Board will consider alternatives, including a change of sub-adviser.

Old Mutual Barrow Hanley Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the one year period ending August 31, 2010 ranked in the 50th percentile of the Fund's Lipper performance group. The Trustees further considered that the Fund's Class Z share performance for the three year and fifty-six month periods ending August 31, 2010 ranked in the 75th percentile and 82nd percentile of the Fund's Lipper performance group, respectively. The Trustees noted the Fund's improved performance during the one year period ending August 31, 2010.

Management Fees — The Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.09%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees considered that the Fund's contractual Management Fee ranked in the 33rd percentile of the Fund's Lipper expense group and, after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the actual Management Fee ranked below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 0.95% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers ranked in the 33rd percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that the Fund's significant improvement in recent performance relative to the universe of funds in its investment category, combined with OMCAP's commitment to maintain competitive expense limitations, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Barrow Hanley for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the favorable recent performance of the Fund's sub-adviser, and competitive contractual Management Fee and net total annual operating expenses after waivers for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Focused Fund – The Trustees reviewed the services provided by OMCAP, including investment decisions, compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees considered the impact of the reorganizations of the Old Mutual Columbus Circle Technology and Communications Fund and the Old Mutual Growth Fund into the Fund effective December 4, 2009 (the "Reorganizations"). The Trustees further considered the portfolio management services provided by OMCAP Investors, a division of OMCAP ("OMCAP Investors").

Performance — With respect to performance, the Trustees noted that the Fund's Class Z share performance for the one year period ending August 31, 2010 ranked in the 86th percentile of the Fund's Lipper performance group. The Trustees weighed this performance against prior periods of strong performance, and noted that the Fund's Class Z share performance for the three year and 56-month periods ending August 31, 2010 ranked in the 43rd percentile and 21st percentile of the Fund's Lipper performance group, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees also considered that the Fund's contractual Management Fee ranked in the 21st percentile of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 31, 2014 to no more than 0.95% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers ranked in the 57th percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that despite the Fund's underperformance for the one year period ending August 31, 2010 relative to the universe of funds in its investment category, the Fund's strong long-term performance and the expectation of continued reduced expenses and fees resulting from the Reorganizations supported the continuation of the Management Agreement for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the strong long-term performance of the Fund's Class Z shares, and the competitive net Management Fees for the Fund's Class Z shares, the Management Fee was appropriate and the Management Agreement with OMCAP should be approved.

Old Mutual Heitman REIT Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Heitman Real Estate Securities, LLC ("Heitman"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the one year period ending August 31, 2010 ranked in the 50th percentile, and that the Fund's performance for the three year and the 56-month periods ending August 31, 2010 ranked in the 71st percentile and 67th percentile of the Fund's Lipper performance group, respectively. The Trustees noted the Fund's improved performance during the one year period ending August 31, 2010.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee and actual Management Fee ranked above the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that despite the Fund's recent improvement in performance relative to the universe of funds in its investment category, the Fund's longer-term record of relative underperformance was discouraging. The Trustees noted that the Senior Officer's Report further indicated that the increase in the Fund's assets during the one year period ending August 31, 2010 improved the Fund's viability and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Heitman for another year. The Trustees took under advisement the recommendation that this Fund warrants attention because of its longer-term record of lagging performance.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the favorable recent performance of the Fund's sub-adviser, and the favorable performance of the sub-adviser in managing other funds, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Heitman should be approved.

Old Mutual Large Cap Growth Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield"), the Fund's sub-adviser. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007 and that prior to August 8, 2009, the Fund was co-sub-advised by Ashfield and Turner Investment Partners, Inc.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares ranked in the 31st percentile, 85th percentile, and 58th percentile of the Fund's Lipper performance group for the one year, three year and fifty-six month periods ending August 31, 2010, respectively. The Trustees noted the Fund's improved performance during the one year period ending August 31, 2010, which was wholly attributable to Ashfield.

Management Fees — The Trustees considered that the Management Fee of 0.70% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.175%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee ranked in the 15th percentile of the Fund's Lipper performance group, and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 1.00% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers ranked in the 31st percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that the Fund's improved performance relative to the universe of funds in its investment category since Ashfield became the sole sub-adviser to the Fund, combined with OMCAP's agreement to cap Fund expenses, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Ashfield for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive actual Management Fee and net Management Fee for the Fund's Class Z shares, and the improved recent performance since Ashfield became the sole sub-adviser to the Fund, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Ashfield should be approved.

Old Mutual Strategic Small Company Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees further considered the portfolio management services provided by Ashfield, Eagle Asset Management, Inc. ("Eagle"), and Copper Rock Capital Partners, LLC ("Copper Rock"), each a sub-adviser to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 28, 2009.

Performance — With respect to performance, the Trustees considered that the Fund's performance ranked in the 93rd percentile of its Lipper performance group for the one year period ending August 31, 2010, and that the Fund's performance ranked in the 64th percentile and 62nd percentile of its Lipper performance group for the three year and 56-month periods ending August 31, 2010, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was at the median of the Fund's Lipper expense group, and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 1.30% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees considered that the Fund's Class Z net total annual operating expenses after waivers ranked in the 71st percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that the Fund's lagging performance relative to the universe of funds in its investment category was discouraging, and specifically that Copper Rock's performance warranted review. The Trustees noted that the Senior Officer's Report further indicated that OMCAP's agreement to cap Fund expenses, combined with Eagle's strong performance and Ashfield's improved performance, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Eagle for another year. The Trustees took under advisement the recommendation that Copper Rock warrants close attention because of its lagging performance.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive net Management Fee after contractual waivers for the Fund's Class Z shares, and the contractual Management Fee at the median of the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fees paid to Ashfield and Eagle were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Ashfield and Eagle should be approved. After considering all relevant factors, the Independent Trustees also approved the continuation of the Sub-Advisory Agreement between the Trust, OMCAP, and Copper Rock. However, the Independent Trustees requested that at the next regularly scheduled Board meeting, OMCAP further explain its plans to improve Copper Rock's lagging performance and further justify why Copper Rock should continue to serve as a sub-adviser to the Fund. The Trustees noted that absent dramatic improvement in investment performance and/or a satisfactory explanation supporting Copper Rock's continuation as a sub-adviser, the Board will consider alternatives, including a change of sub-adviser.

Old Mutual TS&W Mid-Cap Value Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Thompson Siegel & Walmsley LLC ("TS&W"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's performance ranked in the 88th percentile of the Fund's Lipper performance group during the one year period ending August 31, 2010. The Trustees weighed this performance against prior periods, and noted that the Fund's performance ranked in the 38th percentile of the Fund's Lipper performance group during the three year and 38- month periods ending August 31, 2010.

Management Fees — The Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.10%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser and that the Fund's contractual Management Fee was above the median of the Fund's Lipper expense group. The Trustees noted that after OMCAP applied contractual fee waivers, the actual Management Fee for the Fund's Class Z shares ranked in the 25th percentile of the Fund's Lipper expense group, but that the actual Management Fee for the Fund's Institutional Class shares ranked in the 75th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 1.12% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers was below the median of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's relative performance above the median of the Fund's Lipper performance group during the three year and thirty-eight month periods ending August 31, 2010, and the Fund's Class Z actual Management Fee and net total annual operating expenses both below the median of the Fund's Lipper expense group after applying contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Old Mutual TS&W Small Cap Value Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by TS&W, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that for the one year period ending August 31, 2010, the Fund's performance ranked last in its Lipper performance group, and for the three year period and fifty-six month period ending August 31, 2010, the Fund's performance ranked in the 57th percentile and 50th percentile of its Lipper performance group, respectively.

Management Fees — The Trustees considered that the Management Fee of 1.00% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee ranked in the 29th percentile of the Fund's Lipper expense group, and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 57th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers was at the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that despite the Fund's underperformance for the one year period ending August 31, 2010 relative to the universe of funds in its investment category, the Fund's favorable long-term performance, combined with OMCAP's agreement to cap Fund expenses, supported the continuation of the Management Agreement and Sub-Advisory Agreement with TS&W for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's favorable long-term performance, and the net total annual operating expenses after waivers for the Fund's Class Z shares at the median of the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Old Mutual Barrow Hanley Core Bond Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the one year period ending August 31, 2010 ranked last in the Fund's Lipper performance group. The Trustees weighed this performance against the prior periods and noted that the Fund's Institutional Class share performance for the 33-month period ending August 31, 2010 ranked in the 20th percentile of the Fund's Lipper performance group.

Management Fees — The Trustees considered that the Management Fee of 0.60% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was at the high end of the fees OMCAP charged to fixed income funds of which it is the adviser, but that the contractual Management Fee was below the median of the Fund's Lipper expense group, and that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares, the actual Management Fee was at the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 0.70% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 25th percentile of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong performance for the thirty-three month period ending August 31, 2010, and the contractual Management Fee and net total annual operating expenses after waivers for the Fund's Institutional Class shares below the median of the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Cash Reserves Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees considered the portfolio management services provided by Dwight Asset Management Company LLC ("Dwight"), the Fund's sub-adviser, and noted that Dwight assumed management of the Fund's assets effective March 12, 2010.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the one year period ending August 31, 2010 ranked in the 10th percentile of the Fund's Lipper performance group and that the Fund's Class Z share performance for the three year and the 56- month periods ending August 31, 2010 both ranked above the median of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.18% is the lowest charged by OMCAP and is consistent with fee levels that are charged a typical institutional money market fund. The Trustees also considered that the contractual Management Fee ranked in the 20th percentile of the Fund's Lipper expense group, and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 0.18% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also considered OMCAP's voluntary agreement to reimburse expenses of the Fund to the extent necessary to assist the Fund in maintaining a minimum yield of 0.0% for each of the Fund's share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers ranked at the median of the Fund's Lipper expense group.

Senior Officer's Report— The Trustees considered that the Senior Officer's Report indicated that the significant growth in assets that resulted from Dwight assuming management of the Fund's assets, combined with the Fund's competitive yield relative to the universe of funds in its investment category and competitive contractual Management Fee and net Management Fee, supported the continuation of the Management Agreement for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited) — concluded

Board Conclusions — Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the strong recent performance, OMCAP's voluntary agreement to assist the Fund in maintaining a minimum yield, and the competitive contractual and net Management Fee levels, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP should be approved.

Old Mutual Dwight High Yield Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees considered the portfolio management services provided by Dwight, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the one year and thirty-three month periods ending August 31, 2010 both ranked in the 1st percentile of the Fund's Lipper performance group.

Management Fees — The Trustees considered that the Management Fee of 0.70% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was the highest of the fees OMCAP charged to fixed income funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was above the median of the Fund's Lipper expense group, and that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares, the actual Management Fee was at the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 0.80% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees noted that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked above the median of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the net Management Fee level at the median of the Fund's Lipper expense group, and the strong performance of the Fund's Institutional Class shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Intermediate Fixed Income Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that for the one year period ending August 31, 2010, the Fund's Class Z share performance ranked in the 50th percentile of the Fund's Lipper performance group, but that the Fund's Class Z share performance for the three year and 56-month periods ending August 31, 2010 ranked in the 13th percentile and 14th percentile of the Fund's Lipper performance group, respectively.

Management Fees — The Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that the Management Fee is consistent with the fees that OMCAP charges other fixed income funds of which it is the adviser. The Trustees noted that the contractual Management Fee ranked in the 13th percentile of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for Class Z shares, the actual Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 0.58% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also considered that the Fund's net total annual operating expenses for Class Z shares after waivers ranked in the 25th percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that the Fund's competitive expense limitations and strong long-term performance relative to the universe of funds in its investment category supported the continuation of the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive contractual Management Fee and net Management Fee, and the strong long-term performance of the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Short Term Fixed Income Fund – The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the one year and three year periods ending August 31, 2010 ranked in the 90th percentile and 80th percentile of the Fund's Lipper performance group respectively. The Trustees noted that the Fund's Class Z share performance for the 56-month period ending August 31, 2010 ranked in the 56th percentile of the Fund's Lipper performance group.

Management Fees — The Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that the Management Fee is consistent with the fees that OMCAP charges other fixed income fund of which it is the adviser. The Trustees noted that the contractual Management Fee ranked in the 40th percentile of the Fund's Lipper expense group, but that the Fund's actual Management Fee ranked in the 57th percentile of the Fund's Lipper expense group due to OMCAP's recoupment of Management Fees waived and expenses paid under the Expense Limitation Agreement during the one year period ending March 31, 2010.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2012 to no more than 0.70% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees considered that the Senior Officer's Report indicated that the Fund's competitive expense limitations and favorable long-term performance relative to the universe of funds in its investment category supported the continuation of the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive contractual Management Fee, and the competitive long-term performance of the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, please contact us at:

By Telephone:

888-772-2888

By Mail:

Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds II, by visiting oldmutualfunds.com or by calling 888-772-2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners

R-11-009 5/2011